
08047265

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BIG LOTS!™

Received SEC
APR 15 2008
Washington, DC 20549

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

2007 Big Lots Annual Report

Financial Highlights (Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	Fiscal Year 2007	2006	2005
Earnings Data *(a)*			
Net sales	$ 4,656,302	$ 4,743,048	$ 4,429,905
Net sales (decrease) increase	(1.8)%	7.1%	6.8%
Income from continuing operations *(b)*	$ 145,079	$ 112,618	$ 15,725
Income from continuing operations increase (decrease) *(b)*	28.8%	616.2%	(50.0)%
Earnings from continuing operations per share - diluted *(b)*	$ 1.41	$ 1.01	$ 0.14
Earnings from continuing operations per share - diluted increase (decrease) *(b)*	39.6%	621.4%	(48.1)%
Average diluted common shares outstanding	102,542	111,930	113,677
Gross margin - % of net sales	39.5%	39.9%	39.1%
Selling and administrative expenses - % of net sales *(b)*	32.8%	34.2%	36.0%
Depreciation expense - % of net sales	1.9%	2.1%	2.5%
Operating profit - % of net sales *(b)*	4.9%	3.5%	0.6%
Net interest (income) expense - % of net sales	(0.1)%	(0.1)%	0.1%
Income from continuing operations - % of net sales *(b)*	3.1%	2.4%	0.4%
Balance Sheet Data and Financial Ratios			
Cash equivalents and short-term investments	$ 643	$ 269,430	$ -
Inventories	747,942	758,185	836,092
Property and equipment - net	481,366	505,647	584,083
Total assets	1,443,815	1,720,526	1,625,497
Long-term obligations	163,700	-	5,500
Shareholders' equity	638,486	1,129,703	1,078,724
Working capital	$ 390,766	$ 674,815	$ 557,231
Current ratio	1.8	2.4	2.3
Inventory turnover *(a)*	3.5	3.4	3.0
Long-term obligations to total capitalization	20.4%	0.0%	0.5%
Return on assets - continuing operations *(a) (b)*	9.2%	6.7%	0.9%
Return on shareholders' equity - continuing operations *(a) (b)*	16.4%	10.2%	1.5%
Cash Flow Data *(a)*			
Cash provided by operating activities *(c)*	$ 307,932	$ 381,477	$ 212,965
Cash used in investing activities *(d)*	(58,764)	(30,421)	(66,702)
Cash flow *(e)*	$ 249,168	$ 351,056	$ 146,263
Store Data			
Stores open at end of the fiscal year	1,353	1,375	1,401
Gross square footage (000's)	40,195	40,770	41,413
Selling square footage (000's)	28,902	29,376	29,856
Decrease in selling square footage	(1.6)%	(1.6)%	(3.5)%
Average selling square footage per store	21,362	21,364	21,310
Other Sales Data			
Comparable store sales growth	2.0%	4.6%	1.8%
Average sales per store *(a)*	$ 3,377	$ 3,377	$ 3,028
Sales per selling square foot *(a)*	$ 158	$ 158	$ 146

(a) Fiscal 2006 was 53 weeks, while fiscal 2007 and 2005 were each 52 weeks.

(b) This item is shown excluding the impact of certain proceeds for fiscal 2007. A reconciliation of the difference between GAAP and the non-GAAP financial measures presented in this table for fiscal 2007 is shown on the following page.

(c) Includes depreciation and amortization of $83,103, $95,613 and $114,617 for fiscal 2007, 2006 and 2005, respectively.

(d) Includes capital expenditures of $60,360, $35,878 and $68,503 for fiscal years 2007, 2006 and 2005, respectively.

(e) Cash flow is defined as cash provided by operating activities less cash used in investing activities.



$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.14
$1.01
$1.41
2005
2006
2007

Earnings from continuing operations per share - diluted *(a)(b)*



6.0%
4.0%
2.0%
0.0%
0.6%
3.5%
4.9%
2005
2006
2007

Operating profit - % of net sales *(a)(b)*



3.6
3.2
2.8
2.4
3.0
3.4
3.5
2005
2006
2007

Inventory turnover *(a)*



$400,000
$300,000
$200,000
$100,000
$146,263
$351,056
$249,168
2005
2006
2007

Cash flow *(a)(e)*
($ in thousands)

Financial Highlights (Unaudited Adjusted Results)

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to improve comparability of financial information for the period presented. The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Our definition of adjusted results may differ from similarly titled measures used by other companies. While it is not possible to predict future results, our management believes that the adjusted non-GAAP information is useful for the assessment of our ongoing operations. The Unaudited Adjusted Results should be read in conjunction with our Consolidated Financial Statements and the related Notes contained in our 2007 Form 10-K.

The Unaudited Adjusted Results reflect higher selling and administrative expenses as a result of the adjustment for certain proceeds received in fiscal 2007, as described and reconciled below *($ in thousands)*:

KB Bankruptcy Proceeds

We sold the KB Toys business in December 2000. As partial consideration for the sale of the KB Toys business, we received the Havens Corners Corporation Note ("HCC Note"). In January 2004, KB Toys filed for bankruptcy and in separate charges included in selling and administrative expenses in fiscal 2003 and 2005, we reduced the balance receivable on the HCC Note. In fiscal 2007, we recorded income of $3,127 (net of tax) reflecting the proceeds from the KB Toys bankruptcy trust which was recognized as a reduction of selling and administrative expenses for partial recovery of prior charges incurred against the HCC Note.

Insurance Proceeds

In fiscal 2007, we received insurance proceeds as recovery for damages related to hurricanes occurring in 2005 and recorded income of $2,974 (net of tax) as a reduction of selling and administrative expenses.

	Fiscal 2007					
	Reported (GAAP)		KB Bankruptcy Proceeds	Insurance Proceeds	Unaudited Adjusted Results (non-GAAP)	
($ in thousands, except per share amounts)						
Net sales	$ 4,656,302	100.0 %	$ -	$ -	$ 4,656,302	100.0 %
Cost of sales	2,815,959	60.5	-	-	2,815,959	60.5
Gross profit	1,840,343	39.5	-	-	1,840,343	39.5
Selling and administrative expenses	1,515,379	32.5	5,172	4,920	1,525,471	32.8
Depreciation expense	88,484	1.9	-	-	88,484	1.9
Operating profit	236,480	5.1	(5,172)	(4,920)	226,388	4.9
Interest expense	(2,513)	(0.1)	-	-	(2,513)	(0.1)
Interest income	5,236	0.1	-	-	5,236	0.1
Income from continuing operations before income taxes	239,203	5.1	(5,172)	(4,920)	229,111	4.9
Income tax expense	88,023	1.9	(2,045)	(1,946)	84,032	1.8
Income from continuing operations	151,180	3.2	(3,127)	(2,974)	145,079	3.1
Income from discontinued operations	7,281	0.2	-	-	7,281	0.2
Net income	$ 158,461	3.4 %	$ (3,127)	$ (2,974)	$ 152,360	3.3 %
Earnings per common share - basic *(f)*						
Continuing operations	$ 1.49		$ (0.03)	$ (0.03)	$ 1.43	
Discontinued operations	0.07		-	-	0.07	
Net income	$ 1.56		$ (0.03)	$ (0.03)	$ 1.50	
Earnings per common share - diluted *(f)*						
Continuing operations	$ 1.47		$ (0.03)	$ (0.03)	$ 1.41	
Discontinued operations	0.07		-	-	0.07	
Net income	$ 1.55		$ (0.03)	$ (0.03)	$ 1.49	

(f) The earnings per share for continuing operations, discontinued operations and net income are separately calculated in accordance with SFAS No. 128; therefore, the sum of earnings per share for continuing operations and discontinued operations may differ, due to rounding, from the calculated earnings per share of net income.



About Our Company

Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company with over 1,300 stores in 47 states. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases and strict expense control, we pass tremendous savings on to our customers.



Our team remained incredibly focused on our strategy and what was within our control, and drove operating profit growth and record results for our business.


BIG LOTS!

Steven S. Fishman | Chairman, CEO and President

Dear Shareholders:

Last March, we outlined our Long-Range Plan. We detailed for you a three-year plan based on operating profit growth from within our existing fleet of stores. Fiscal 2007 was the first year of that plan, and we're proud to say we surpassed our goals. In fact, 2007 also surpassed the expectations that we set for the second year of the plan. During the year, we improved our financial results, reinvested in our business, and continued to build the talent base of the organization for the future of our Company.

Let me start by sharing that we measure success by producing operating profit growth that is sustainable over the long-term—that's the Big Lots way—no short-term gains or one-hit wonders. Despite a challenging macro environment for retailers, we did not overreact with crazy promotions for the sake of boosting comparable store sales. Our team remained incredibly focused on our strategy and what was within our control, and drove operating profit growth and record results for our business.

I want to give you a brief update on what turned out to be a record year for Big Lots:

— We continued to introduce more and more top quality brands like Cuisinart®, Broyhill®, Lego® and Olevia® to our stores, reinforcing our strategy of offering branded product at values you cannot find elsewhere.

We continued to introduce more top quality brands like Cuisinart®, Broyhill®, Lego® and Olevia® to our stores.


Broyhill
Broyhill
Broyhill
Broyhill

- We experienced better markup, actively worked with our vendors to increase the amount of pre-ticketed and pre-packed goods to lower labor costs, and continued to improve our inventory turnover.

- Our store level and distribution center productivity measurements were at all-time highs and our transportation and healthcare initiatives saved millions of dollars that went straight to the bottom line.

- We improved our operating profit rate by 140* basis points compared to last year due to comp store sales growth of 2% and significant leverage in SG&A expense.

- We generated nearly $250 million of cash flow based on the strength of our operations and our diligent investment approach to inventory and capital expenditures.

- We repurchased 30 million shares of stock, signaling confidence in our future while returning cash to our shareholders. Over the past 2 years, we have reinvested over $850 million in our share repurchase activities, with the majority of that investment coming from cash generated by the business.

- Bottom line — we drove record EPS from continuing operations of $1.41* during 2007, a 40% increase over 2006 with this level of improvement viewed by many as one of the best performances in retail. And we did all of this while continuing to invest in our business.

- We completed our store retrofit program, totaling 70 stores principally in California. The retrofits enabled us to generate better sales, get more merchandise out on the selling floor, and move to a store layout that does a better job of allocating square footage to key categories that are relevant to the individual store. Including new stores and some tests in 2006, we have completed this process in about 100 stores, and we will continue to invest in this type of activity where we see the opportunity for profitable growth.

- In 2007, we installed a new point-of-sale system in over half of our fleet, with the remaining stores to be completed in 2008. We believe this investment will increase productivity at checkout, enhance the customer experience, and aid us in making better purchasing, allocation and replenishment decisions.

- And in January 2008, we entered into a contract with SAP to improve our core IT infrastructure with the implementation of new financial and core merchandising systems. This is another multiyear project that invests in our business for the long term.

It's clear that great companies find a way to consistently meet challenging expectations, developing a track record of reliability in the process. We focus on this at Big Lots. Since my first day here, we said we were going to manage this business for the long-term. That's what we've done and will continue to do, even when the landscape is difficult. Over the last two years, we've examined almost every aspect of our business, from merchandising and merchandise processes to marketing, real estate and the cost structure of the business.

As we have worked to improve our business, we have made a couple of key observations. First, our concept can be successful in a wide variety of locations, regions and demographic markets.

* This item excludes the impact of certain proceeds in fiscal 2007. A reconciliation of the difference between GAAP and these non-GAAP financial measures is shown in the Financial Highlights section of this Annual Report to Shareholders.

Second, we have an opportunity to further educate shoppers about what distinguishes Big Lots from the competition. We are not a dollar store and we are not a discount store. We are the nation's most dominant broadline closeout retailer. And our customer continues to tell us that they want great value.

As just one example of the success we can have by educating our shoppers, this year we offered a $50 Cuisinart® coffeemaker. We've never carried a $50 coffeemaker before, and it was a blowout — an absolute home run across all demographic store types, all regions of the country, and was clearly a value or treasure to our customers. This one example really drives home what our customer research continues to show, and that is price point does not seem to be an inhibiting factor provided the **VALUE** proposition is there. We believe it is important to distinguish ourselves with exciting deals like this and show the consumer why we are **the best** store for branded closeout merchandise.

As I travel the country visiting our stores, I'm sometimes asked, *"Steve, have we hit the target?"* My answer is always the same — *"Never!"* Change and reinventing yourself is a never-ending process.

When you are in retail, if you stand still... you get passed and left behind. You must have a team that is always adapting. Most important, when you serve a customer that knows value and is always looking for deals, you need an organization that never stops innovating. That's the kind of enterprise we're building at Big Lots. I've said on many occasions that great companies have great people. They attract talent, they retain talent and they give talented people the opportunity to excel. This doesn't happen by accident. It's hard work, but it pays off.

We know we are still making our business better. We're far from done. And we're focused on the prize.

Sincerely,



Steven S. Fishman
Chairman, CEO and President


BIG LOTS.

We **focus** on developing a track record of reliability at Big Lots.

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Directors and Executives

Board of Directors

Jeffrey P. Berger
President &
Chief Executive Officer
Heinz North America Foodservice
Executive Vice President
Global Foodservice

Sheldon M. Berman
Chairman, Chief Executive
Officer & President
Xtreem Creative, Inc.

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former President,
Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive
Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President &
Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman &
Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

John C. Martin
Merchandising

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources, Loss Prevention
& Risk Management

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning/Allocation &
Chief Information Officer

Robert C. Claxton
Marketing

Joe R. Cooper
Chief Financial Officer

Charles W. Haubiel II
Legal & Real Estate, General Counsel &
Corporate Secretary

Norman J. Rankin
Big Lots Capital & Wholesale

Robert S. Segal
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation Services

Vice Presidents

Timothy C. Anderson
Store Control

Loyd R. Barron
Store Operations

William Coney
Store Operations

Kevin R. Day
Real Estate

Charles H. Ellis
Global Sourcing

Roger D. Erwin
Store Operations

Richard L. Fannin
Technology & Data Center Services

Patrick S. Finley
Merchandising Projects

Mollie M. Hall
Store Operations

Craig A. Hart
Merchandise Planning

Kim K. Horner
Divisional Merchandise Manager

Gary E. Huber
Store Projects

Kathleen R. Hupper
Real Estate Administration

Timothy A. Johnson
Strategic Planning & Investor Relations

Kathryn A. Keane
Transportation Services

Karen L. Lutz-Lento
Divisional Merchandise Manager

Stephen B. Marcus
Wholesale

Vice Presidents (Continued)

Richard J. Marsan, Jr.
Marketing & Merchandise Presentation

Thomas R. Myron
Store Operations

Todd A. Noethen
Distribution Support Services

Jared A. Poff
Treasurer

Jo L. Roney
Human Resources Services

Shelley L. Rubin
Advertising

Michael A. Schlonsky
Associate Relations & Risk Management

Paul A. Schroeder
Controller

Steven R. Smart
Divisional Merchandise Manager

Sharon A. Smith
Merchandise Allocation

Wayne W. Stockton
Divisional Merchandise Manager

Robert O. Strenski
Divisional Merchandise Manager

L. Michael Watts
Tax

Crystal L. Weary
Divisional Merchandise Manager

Stewart W. Wenerstrom
Merchandise Support

Gregory W. Wilmer
Information Technology Development

Kevin R. Wolfe
Loss Prevention


BIG
LOTS

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 15, 2008

Dear Shareholder:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 29, 2008, beginning at 9:00 a.m. EDT.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are urged to vote as soon as possible. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously voted.

We have elected to take advantage of new Securities and Exchange Commission rules that allow us to furnish proxy materials to shareholders on the Internet. On or about the date of this letter, we began mailing a Notice of Internet Availability of Proxy Materials to shareholders of record at the close of business on March 31, 2008. At the same time, we provided those shareholders with Internet access to our proxy materials and filed our proxy materials with the Securities and Exchange Commission. We believe the new rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

STEVEN S. FISHMAN
Chairman,
Chief Executive Officer and President



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 29, 2008

Notice is hereby given that the 2008 Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 29, 2008, beginning at 9:00 a.m. EDT, for the following purposes:

1. To elect nine directors of Big Lots, Inc.;
2. To consider and vote upon a proposal to approve amendments to the Big Lots 2005 Long-Term Incentive Plan;
3. To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2008; and
4. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, March 31, 2008, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 15, 2008
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously voted.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS



Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the 2008 Annual Meeting of Shareholders to be held on May 29, 2008 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio at 9:00 a.m. EDT. On or about April 15, 2008, we began mailing to our shareholders of record at the close of business on March 31, 2008, a Notice of Internet Availability containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended February 2, 2008 ("fiscal 2007").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to (i) elect nine members to our Board, (ii) approve amendments to the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan"), (iii) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009 ("fiscal 2008"), and (iv) transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on March 31, 2008, the record date for the Annual Meeting, are entitled to receive notice of and to vote at the Annual Meeting. At the record date, we had outstanding 81,372,933 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of common shares have no cumulative voting rights in the election of directors. All voting shall be governed by our Code of Regulations and the General Corporation Law of the State of Ohio and, in the case of Proposal Two, the rules of the New York Stock Exchange ("NYSE").

Registered Shareholders and Beneficial Shareholders

If our common shares are registered in your name directly with our transfer agent, National City Bank, you are considered, with respect to those common shares, a registered shareholder. If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name.

Internet Availability of Proxy Materials

In accordance with rules recently adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we may now furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability also provides instructions for registered shareholders to vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability for requesting such materials.

For beneficial shareholders, a notice directing you to the website at which you will find our proxy materials has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those common shares, the registered shareholder. Your broker, bank or other holder of record also provided instructions on how you may request a paper or email copy of our proxy materials, if you prefer. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their common shares by following the voting instructions they received from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability to register online at www.proxyvote.com by indicating that you agree to receive or access shareholder communications electronically in future years.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you will need to check in at the Annual Meeting registration desk and present a copy of a brokerage or bank statement reflecting your stock ownership as of the record date.

How to Vote

After receiving the Notice of Internet Availability, registered shareholders are urged to visit www.proxyvote.com to access our proxy materials. You will have the opportunity to vote your common shares online at www.proxyvote.com until May 28, 2008 at 11:59 p.m. EDT. When voting online, you must follow the instructions posted on the website and you will need the control number included on your Notice of Internet Availability. If, after receiving the Notice of Internet Availability, you request (via toll-free telephone number, e-mail or online) that we send you paper or electronic copies of our proxy materials, you may vote your common shares by completing, dating and signing the proxy card and returning it in the envelope included with our mailing. If you properly complete your proxy online or you complete, date, sign and return your proxy card, your common shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

Beneficial shareholders are able to instruct the broker, bank or other holder of record how to vote their common shares by following the directions provided by their broker, bank or other holder of record. Please contact your broker, bank or other holder of record to determine the means by which beneficial shareholders can direct voting and the applicable deadlines. Additionally, beneficial shareholders who wish to vote at the Annual Meeting will need to obtain a completed form of proxy from the broker, bank or other holder of record who is the registered holder of the common shares.

A proxy may be revoked at any time before it is exercised by filing with our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date. A proxy may also be revoked by attending the Annual Meeting and giving notice of revocation to the secretary of the meeting, either in writing or in open meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the annual report to shareholders, proxy statement and Notice of Internet Availability if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC regulations allow, your household may receive a single copy of the annual report to shareholders, proxy statement and Notice of Internet

Availability. Upon request, we will promptly deliver a separate copy of the annual report to shareholders, proxy statement and Notice of Internet Availability, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-800-542-1061, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will receive separate copies of these documents.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Tabulation of Votes

Tabulation of the votes cast at the Annual Meeting will be performed by Broadridge, as inspected by our duly appointed inspectors of election.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the common shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote (i) FOR the election of the nominated slate of directors (see Proposal One), (ii) FOR the approval of amendments to the 2005 Incentive Plan (see Proposal Two), and (iii) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2008 (see Proposal Three). If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Vote Required to Approve a Proposal

Proposal One

For purposes of Proposal One, the nine director nominees receiving the greatest number of votes cast shall be elected as directors. A properly executed proxy marked "withhold authority" with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated, although it will be counted for purposes of determining whether there is a quorum. If you are a beneficial shareholder, your broker, bank or other holder of record who is the registered holder of your common shares is permitted to vote your common shares for the election of directors even if the broker, bank or other holder of record does not receive voting instructions from you.

Other Matters

For purposes of Proposal Two, Proposal Three and any other matters that may properly come before the Annual Meeting, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. Under NYSE rules, approval of Proposal Two also requires that a majority of shareholders entitled to vote actually cast a vote, whether in favor, against or in abstention. A properly executed proxy marked "abstain" with respect to Proposal Two, Proposal Three or any other matter that may properly come before the Annual Meeting will not be voted with respect to such matter, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

If you are a beneficial shareholder, your broker, bank or other holder of record may not be permitted to exercise discretionary voting power with respect to some of the matters to be acted upon. Thus, if you do not give your broker, bank or other holder of record specific voting instructions, your common shares may not be voted on those matters and will not be counted in determining the number of common shares necessary for approval. Under

NYSE rules, your broker, bank or other holder of record may not vote your common shares on Proposal Two absent instructions from you. Without your voting instructions on this matter, a broker non-vote will occur. Common shares represented by broker non-votes will, however, be counted in determining whether there is a quorum.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors on our Board. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

Name	Age	Principal Occupation for the Past Five or More Years	Director Since
Jeffrey P. Berger	58	Executive Vice President, Global Foodservice, and President and Chief Executive Officer, Heinz North America Foodservice (manufacturer and marketer of processed food products).	2006
Sheldon M. Berman	67	Chairman, Chief Executive Officer and President, Xtreem Creative, Inc. (business planning, marketing planning, and advertising services).	1994
Steven S. Fishman	57	Chairman, Chief Executive Officer and President of Big Lots; former President, Chief Executive Officer and Chief Restructuring Officer, Rhodes, Inc. (furniture retailer) – Rhodes, Inc. filed for bankruptcy on November 4, 2004; former Chairman and Chief Executive Officer, Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer) – Frank's Nursery & Crafts, Inc. filed for bankruptcy on September 8, 2004; former President and Founder, SSF Resources, Inc. (investment and consulting).	2005
David T. Kollat	69	President and Founder, 22, Inc. (research and management consulting).	1990
Brenda J. Lauderback	57	Former President – Wholesale Group, Nine West Group, Inc. (retail and wholesale footwear); former President – Footwear Wholesale, U.S. Shoe Corporation (retail and wholesale footwear); former Vice President, General Merchandise Manager, Dayton Hudson Corporation (retail stores).	1997
Philip E. Mallott	50	Independent financial consultant; retail stock analyst, Coker & Palmer (securities brokerage services); former Vice President and Chief Financial Officer, Intimate Brands, Inc. (retail stores).	2003
Russell Solt	60	Former Director of Investor Relations, West Marine, Inc. (specialty retailer and catalog company); former Executive Vice President and Chief Financial Officer, West Marine, Inc.	2003
James R. Tener	58	Former President and Chief Operating Officer, Brook Mays Music Company (retail and wholesale music) – Brook Mays Music Company filed for bankruptcy on July 11, 2006; former Chief Operating Officer, The Sports Authority (sporting goods retailer).	2005
Dennis B. Tishkoff	64	Chairman and Chief Executive Officer, Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler); President, Tishkoff and Associates, Inc. (retail consultant); former President and Chief Executive Officer, Shoe Corporation of America (footwear retailer).	1991

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

Current Members of the Board

The members of the Board as of the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below. The Board has standing Audit, Compensation, and Nominating/Corporate Governance Committees. Each committee reports on its activities to the Board.

Director	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Jeffrey P. Berger	*		
Sheldon M. Berman			*
Steven S. Fishman			
David T. Kollat			**
Brenda J. Lauderback			*
Philip E. Mallott	**		
Russell Solt	*	*	
James R. Tener		*	
Dennis B. Tishkoff		**	

* Committee Member

** Committee Chair

Board Meetings in Fiscal 2007

Five meetings of the Board were held during fiscal 2007. During fiscal 2007, each director attended at least 75% of the aggregate of all meetings of the Board and all meetings held by the committees on which he or she served (in each case, held during the periods that he or she served). It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Each director listed above attended the most recent annual meeting of shareholders held in May 2007. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board, and the committees of which he or she is a member.

Role of the Board's Committees

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (i) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (ii) our compliance with legal and regulatory requirements; (iii) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance; (iv) the performance of our system of internal controls; and (v) our audit, accounting and financial reporting processes generally. The Audit Committee was established in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and each of its members is independent as required by the Audit Committee's charter and by the applicable NYSE and SEC rules. The Board has determined that Mr. Mallott, Mr. Berger and Mr. Solt each satisfy the standards for an "audit committee financial expert," as defined by applicable SEC rules. Each member of the Audit Committee is "financially literate," as required by NYSE rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Audit Committee met eight times during fiscal 2007.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of 11 employees – the five executives named in the Summary Compensation Table ("named executive officers") and all other executive vice presidents and senior vice presidents.

The Compensation Committee is involved in establishing our general compensation philosophy, overseeing the development of our compensation programs, reviewing and recommending to the Board the compensation for the EMC members, administering our equity-based compensation plans, and reporting on the entirety of the executive compensation program to the Board. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Compensation Committee met 12 times during fiscal 2007.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for recommending individuals to the Board for nomination as members of the Board and its committees and taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines. All members of the Nominating/Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating/Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Nominating/Corporate Governance Committee met four times during fiscal 2007.

The Corporate Governance Guidelines, which comply with NYSE rules, can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary.

Presiding Member of the Board

The Board has a presiding director whose primary responsibility is to preside over executive sessions of the Board in which management directors and other members of management are not present. The role of presiding director is rotated among the independent, non-management directors ("outside directors"). The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our chief executive officer ("CEO") to address the matters discussed during the executive session.

Determination of Director Independence

Pursuant to the Corporate Governance Guidelines, the Board undertook its most recent annual review of director independence in March 2008. During this annual review, the Board considered all transactions and relationships between each director, his or her affiliates, and any member of his or her immediate family, on one hand, and Big Lots, its subsidiaries and members of senior management, on the other hand. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Fishman, all of the directors nominated for election at the Annual Meeting are independent of Big Lots, its subsidiaries and its management under the standards set forth by NYSE rules and no director nominee has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment with Big Lots.

In determining that each of the directors other than Mr. Fishman is independent, the Board considered that, in the ordinary course of business, transactions may occur between Big Lots or its subsidiaries and companies at which some of our directors are or have been executive officers. In each such case, the amount of any transactions with these companies in each of the last three years did not approach the disqualifying thresholds set forth in the NYSE rules. The Board also considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers or directors, none of which approached the disqualifying thresholds set forth in the NYSE rules. The Board determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors.

Selection of Nominees by the Board

The Nominating/Corporate Governance Committee has oversight over a broad range of issues surrounding the composition and operation of the Board. The Nominating/Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating/Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating/Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee, the Committee does consider factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, diversity, age, and compatibility with our CEO and other members of the Board. The Nominating/Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, and the need for committee expertise. The Nominating/Corporate Governance Committee confers with the Board as to the criteria it intends to apply before the search for a new director nominee is commenced.

In identifying potential candidates for Board membership, the Nominating/Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating/Corporate Governance Committee, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

Pursuant to its written charter, the Nominating/Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. No such firm was retained in connection with the selection of the director nominees proposed for election at the Annual Meeting.

After completing the evaluation of a prospective nominee, the Nominating/Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board, and the Board then decides whether to approve a nominee after considering the recommendation and report of the Nominating/Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee through the chair of the Nominating/Corporate Governance Committee and our CEO, after approval by the Board.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, Mr. Kollat, Ms. Lauderback, Mr. Solt, Mr. Tener and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or is a party to any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serve as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of our Board or Compensation Committee.

Other Directorships

Mr. Kollat is a director of Limited Brands, Inc., Select Comfort Corporation and Wolverine World Wide, Inc. Mr. Kollat serves on the finance committee at Limited Brands, Inc., the corporate governance and nominating committee at Select Comfort Corporation, and the compensation committee and the audit committee at Wolverine World Wide, Inc. Ms. Lauderback is a director of Select Comfort Corporation, Wolverine World Wide, Inc., Denny's Corporation and Irwin Financial Corporation. Ms. Lauderback is a member of the corporate governance and nominating committee at Select Comfort Corporation, the audit committee at Wolverine World Wide, Inc., the compensation and incentives committee at Denny's Corporation, and both the audit and compensation committees at Irwin Financial Corporation. Mr. Mallott is a director of Tween Brands, Inc., where he also serves as the chair of the audit committee.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors and employees, including our principal executive officer, our principal financial officer, and our principal accounting officer. We also have a separate Code of Ethics for Financial Professionals which is applicable to our CEO and all other senior financial officers, as that term is defined therein. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, at this location on our website.

Related Person Transactions

The Board and the Nominating/Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating/Corporate Governance Committee have also enlisted the assistance of our General Counsel and human resources management to fulfill this duty.

The Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and various human resources policies prohibit, without the consent of the Board or the Nominating/Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

In addition, on an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire which requires disclosure of any transaction in which Big Lots was or is to be a participant in which the director, nominee or executive officer, or any member of his or her immediate family, had or will have a direct or indirect material interest. These questionnaires are reviewed by the Nominating/Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or other transactions that the Board should review in light of the SEC rules regarding the disclosure of related person transactions, as well as the Corporate Governance Guidelines, the Code of Business Conduct and Ethics, the Code of Ethics for Financial Professionals, and various human resources policies. Based on our most recent review in the first quarter of fiscal 2008, we believe that no such disclosure is required under SEC rules.

As necessary, the Board also reviews proposed transactions in which we and any other related person (e.g., a holder of more than five percent of our common shares) are participants. In fiscal 2007, the Board reviewed and approved a structured share repurchase transaction and other share repurchase transactions with Goldman Sachs & Co., an affiliate of Goldman Sachs Asset Management, L.P., who was, at the time of our entry into such transactions, believed by us to be the beneficial owner of more than five percent of our common shares. In connection with these transactions, which were part of two publicly-announced common share repurchase programs totaling $750 million, we paid $100 million to Goldman Sachs & Co. in exchange for our common shares under the structured share repurchase transaction and three cents per share as a broker's trading commission in connection with $575 million of other share repurchase transactions.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call the Board at:	(866) 834-7325
Write to the Board at:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail the Board at:	www.ci-wackenhut.com/getreal.htm

Under a process approved by the Nominating/Corporate Governance Committee for handling correspondence received by us and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating/Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially. Except when communications are sent anonymously or confidentially, parties sending written communications to the Board will receive a written acknowledgement upon our receipt of the communication.

DIRECTOR COMPENSATION

Retainers and Fees

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each outside director is compensated for Board and committee participation. The retainers and fees for outside directors in fiscal 2007 consisted of: (i) an annual retainer of $45,000; (ii) an additional annual retainer of $10,000 for the chair of the Audit Committee; (iii) an additional annual retainer of $5,000 for the chairs of the Compensation Committee and the Nominating/Corporate Governance Committee; (iv) $1,500 for each Board meeting attended in person; (v) $1,000 for each committee meeting attended in person; (vi) $500 for each Board or committee meeting attended telephonically; and (vii) the ability to nominate a charity to receive a donation of up to $10,000 from us. During fiscal 2007, Messrs. Berger, Berman, Kollat, Mallott, Solt, Tener and Tishkoff, and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Due to his employment with us, Mr. Fishman did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Stock Options

In addition to the retainers and fees, outside directors receive an annual stock option grant under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("Director Stock Option Plan"). The number of common shares available under the Director Stock Option Plan initially consisted of the original allocation of 500,000 common shares (781,250 common shares as adjusted to account for the five-for-four stock splits which occurred in December 1996 and June 1997). The Director Stock Option Plan is administered by the Compensation Committee. Neither the Board nor the Compensation Committee exercises any discretion in administering the Director Stock Option Plan, and the administration performed by the Compensation Committee is ministerial in nature. A formula set forth in the Director Stock Option Plan provides for an automatic annual grant of stock options to each outside director. The formula which governs the grant of stock options to eligible participants may be amended by the Board, but not more frequently than once in any six-month period. Under the current formula, each outside director is granted annually an option to acquire 10,000 of our common shares at an exercise price equal to the closing price of our common shares on the NYSE on the grant date.

During fiscal 2007, each of the outside directors received an option to acquire 10,000 of our common shares pursuant to the Director Stock Option Plan. These stock options automatically terminate 10 years and one month following the grant date and become exercisable over three years beginning upon the first anniversary of the grant date – 20% of the common shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary.

If Proposal Two is approved by our shareholders, the common shares remaining available for issuance under the Director Stock Option Plan will not be used and future equity awards to outside directors will be made under the 2005 Incentive Plan.

Director Compensation Table

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2007.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($)*(1)(2)* (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)*(3)* (g)	Total ($) (h)
Mr. Berger	55,000	—	38,215	—	—	10,000	103,215
Mr. Berman	55,500	—	54,399	—	—	—	109,899
Mr. Kollat	62,000	—	54,399	—	—	—	116,399
Ms. Lauderback	55,000	—	54,399	—	—	10,000	119,399
Mr. Mallott	67,500	—	54,399	—	—	10,000	131,899
Mr. Solt	67,000	—	54,399	—	—	10,000	131,399
Mr. Tener	61,500	—	54,399	—	—	—	115,899
Mr. Tishkoff	65,500	—	54,399	—	—	10,000	129,899

(1) Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2007 in accordance with Financial Accounting Standards Board Statement No. 123(R) ("FAS 123R"), disregarding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from awards granted in and prior to fiscal 2007. The full grant date fair value of the fiscal 2007 stock option award made to each nominee for director, computed in accordance with FAS 123R, was $120,800. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Annual Report on Form 10-K for fiscal 2007 ("Form 10-K") regarding the assumptions underlying the valuation of equity awards.

(2) As of February 2, 2008, each director held stock options to purchase the following number of common shares: Mr. Berger: 20,000; Mr. Berman: 27,000; Mr. Kollat: 80,000; Ms. Lauderback: 65,000; Mr. Mallott: 49,500; Mr. Solt: 36,000; Mr. Tener: 30,000; and Mr. Tishkoff: 65,000.

(3) Amounts in this column reflect payments made by us during fiscal 2007 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than five percent of our common shares, each director, each of the executive officers named in the Summary Compensation Table, and all our executive officers and directors as a group. The assessment of holders of more than five percent of our common shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of the record date, March 31, 2008.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership *(1)(2)*	Percent of Outstanding Common Shares
Lisa M. Bachmann	142,709	*
Jeffrey P. Berger	4,000	*
Sheldon M. Berman *(3)*	19,749	*
Joe R. Cooper	110,500	*
Steven S. Fishman	685,550	*
David T. Kollat	67,065	*
Brenda J. Lauderback	43,300	*
Philip E. Mallott	30,500	*
John C. Martin	145,109	*
Russell Solt	16,000	*
James R. Tener	13,000	*
Dennis B. Tishkoff	45,609	*
Brad A. Waite	107,668	*
Barclays Global Investors, NA. *(4)*	8,992,260	9.95%
Invesco Ltd. *(5)*	8,689,748	9.61%
State Street Bank and Trust Company *(6)*	7,761,694	8.59%
BlackRock, Inc. *(7)*	7,102,321	7.86%
The Bank of New York Mellon Corporation *(8)*	6,826,839	7.55%
Westport Asset Management, Inc. *(9)*	5,701,153	6.31%
Sasco Capital, Inc. *(10)*	5,461,450	6.00%
Putnam, LLC. *(11)*	5,154,091	5.70%
The Vanguard Group, Inc. *(12)*	4,563,019	5.05%
All directors and executive officers as a group (21 persons)	1,969,291	2.42%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of the record date under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of the record date under stock options exercisable within that period are as follows: Ms. Bachmann: 105,625; Mr. Berger: 2,000; Mr. Berman: 5,000; Mr. Cooper: 61,625; Mr. Fishman: 237,500; Mr. Kollat: 58,000; Ms. Lauderback: 43,000; Mr. Mallott: 27,500; Mr. Martin: 78,250; Mr. Solt: 14,000; Mr. Tener: 8,000; Mr. Tishkoff: 43,000; Mr. Waite: 66,000; and all directors and executive officers as a group: 1,143,625.

(2) The amounts reported in the table include the number of phantom common shares held by Ms. Bachmann, Mr. Cooper and Mr. Martin under the Big Lots Supplemental Savings Plan. If the executive officer has elected to make contributions from his or her compensation into an investment in our common shares, we withhold such contributions and credit to an account for the executive phantom commons shares in an amount that mirrors the number of common shares that the executive would have acquired had he or she used the contributions to make direct acquisitions of our common shares. The number of common shares held by us in connection with the Big Lots Supplemental Savings Plan is as follows: Ms. Bachmann: 583; Mr. Cooper: 2,095; Mr. Fishman: 0; Mr. Martin: 892; and Mr. Waite: 0. The named executive officers do not have voting or dispositive power with respect to the common shares that we hold in connection with the Big Lots Supplemental Savings Plan. See the narrative disclosure accompanying the Nonqualified Deferred Compensation table for a discussion of the Big Lots Supplemental Savings Plan.

(3) Includes 5,468 common shares owned by Xtreem Creative, Inc., of which Mr. Berman serves as Chairman, Chief Executive Officer and President.

(4) In its joint statement on Schedule 13G filed on February 5, 2008, Barclays Global Investors, NA., 45 Fremont Street, San Francisco, CA 94105, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power over 7,703,701 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G: (i) Barclays Global Investors, NA. stated that it beneficially owned 6,891,960 of the shares, had sole voting power over 5,790,475 of the shares, and had sole dispositive power over 6,891,960 of the shares; (ii) Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, CA 94105, stated that it had sole voting power and sole dispositive power over 838,565 of the shares; (iii) Barclays Global Investors, Ltd, Murray House, 1 Royal Mint Court, London EC3N 4HH, England, stated that it beneficially owned 942,335 of the shares, had sole voting power over 755,261 of the shares, and had sole dispositive power over 942,335 of the shares; (iv) Barclays Global Investors Japan Limited, Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan, stated that it had sole voting and sole dispositive power over 197,488 of the shares; and (v) Barclays Global Investors Canada Limited, Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Ontario M5J 2S1 Canada, stated that that it had sole voting and sole dispositive power over 121,912 of the shares.

(5) In its joint statement on Schedule 13G/A filed on February 13, 2008, Invesco Ltd., 1360 Peachtree Street NE, Atlanta, GA 30309, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power and sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G/A: (i) AIM Advisors, Inc. stated that it had sole voting power and sole dispositive power over 59,570 of the shares; (ii) Invesco Asset Management Deutschland GmbH stated that it had sole voting power and sole dispositive power over 426,706 of the shares; (iii) Invesco Asset Management Limited stated that it had sole voting power and sole dispositive power over 1,303,843 of the shares; (iv) Invesco Asset Management (Japan) Limited stated that it had sole voting power and sole dispositive power over 62,129 of the shares; (v) Invesco Asset Management, S.A. stated that it had sole voting power and sole dispositive power over 74,371 of the shares; (vi) Invesco Institutional (N.A.), Inc. stated that it had sole voting power and sole dispositive power over 6,571,982 of the shares; (vii) Invesco Kapitalanlagegesellschaft GmbH stated that it had sole voting power and sole dispositive power over 48,712 of the shares; (viii) Invesco Management S.A. stated that it had sole voting power and sole dispositive power over 131,617 of the shares; (ix) PowerShares Capital Management LLC stated that it had sole voting power and sole dispositive power over 10,769 of the shares; and (x) PowerShares Capital Management Ireland LTD stated that it had sole voting power and sole dispositive power over 49 of the shares.

(6) In its Schedule 13G filed on February 12, 2008, State Street Bank and Trust Company, Trustee, 225 Franklin Street, Boston, MA 02110, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power and shared dispositive power over all of the shares, and had no shared voting power or sole dispositive power over the shares.

(7) In its Schedule 13G/A filed on February 8, 2008, BlackRock, Inc., 40 East 52nd Street, New York, NY 10022, stated that it and its subsidiaries named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2007, had no sole voting power or sole dispositive power over the shares, and had shared voting power and shared dispositive power over all of the shares. This reporting person reported the aggregate beneficial ownership by it and its subsidiaries, but did not report the individual beneficial ownership of each of the following subsidiaries named in its Schedule 13G/A: BlackRock Advisors LLC; BlackRock Financial Management, Inc.; BlackRock Investment Management LLC; BlackRock (Channel Islands) Ltd; and BlackRock Investment Management UK Ltd.

(8) In its joint statement on Schedule 13G filed on February 14, 2008, The Bank of New York Mellon Corporation, One Wall Street, 31st Floor, New York, NY 10286, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power over 3,068,277 of the shares, had shared voting power over 25,842 of the shares, had sole dispositive power over 6,798,586 of the shares, and had shared dispositive power over 24,145 of the shares. This reporting person reported the aggregate beneficial ownership by it and its subsidiaries, but did not report the individual beneficial ownership of each of the following subsidiaries named in its Schedule 13G: The Bank of New York; Mellon Bank, N.A.; Mellon Private Trust Company, N.A.; Mellon Trust of California; Mellon Trust of New England, N.A.; Mellon Trust of Washington; The Dreyfus Corporation; Franklin Portfolio Associates LLC; Lockwood Capital Management, Inc.; MBSC Securities Corporation; Mellon Capital Management Corporation; Standish Mellon Asset Management Company LLC; The BNY Separate Account Services, Inc.; The Boston Company Holding LLC; MAM (DE) Trust; MAM (MA) Holding Trust; MBC Investments Corporation; and Pershing Group LLC.

(9) In its Schedule 13G/A filed on February 13, 2008, Westport Asset Management, Inc., 253 Riverside Avenue, Westport, CT 06880, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power and sole dispositive power over 1,313,056 of the shares, had shared voting power over 4,227,972 of the shares, and had shared dispositive power over 4,388,097 of the shares. According to the Schedule 13G/A, Westport Asset Management, Inc. owns 50% of Westport Advisors LLC, an investment advisor with whom it shares voting and dispositive power over 4,227,972 of the shares.

(10) In its Schedule 13G/A filed on February 14, 2008, Sasco Capital, Inc., 10 Sasco Hill Road, Fairfield, CT 06824, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power over 2,613,550 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(11) In its joint statement on Schedule 13G/A filed on February 1, 2008, Putnam, LLC. d/b/a Putnam Investments, One Post Office Square, Boston, MA 02109, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2007, had no sole voting power or sole dispositive power over the shares, had shared voting power over 343,575 of the shares, and had shared dispositive power over all of the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G/A: (i) Putnam Investment Management, LLC. stated that it beneficially owned 3,819,592 of the shares, had shared voting power over 4,702 of the shares, and had shared dispositive power over 3,819,592 of the shares; and (ii) The Putnam Advisory Company, LLC. stated that it beneficially owned 1,334,499 of the shares, had shared voting power over 338,873 of the shares, and had shared dispositive power over 1,334,499 of the shares. Putnam Investment Management, LLC. and The Putnam Advisory Company, LLC. are subsidiaries, and share the address, of Putnam, LLC.

(12) In its Schedule 13G/A filed on February 27, 2008, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2007, had sole voting power over 92,625 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. In its Schedule 13G/A, this reporting person indicated that its subsidiary, Vanguard Fiduciary Trust Company, was the beneficial owner and directs the voting of 36,660 common shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the Section 16(a) reports filed on behalf of these persons with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2007 with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Form 10-K.

Members of the Compensation Committee

Dennis B. Tishkoff, Chair
Russell Solt
James R. Tener

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

Philosophy and Objectives

We believe it is important to provide competitive compensation in order to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. This philosophy drives our executive compensation program.

Consistent with our philosophy, each of the named executive officer's total compensation varies based on his or her leadership, performance, experience, responsibilities and the achievement of financial and business goals. To achieve responsiveness between executive compensation and shareholder interests, the value of bonus opportunities and equity awards depends upon our financial performance and the price of our common shares. As a named executive officer's level of responsibility increases, he or she has a more significant amount of compensation at risk through bonus and equity compensation.

The Board and the Compensation Committee of the Board (which we refer to as the "Committee" throughout this CD&A) periodically consider the merits of our philosophy and factors that may influence a change in our philosophy. The Committee has also identified the following key objectives for our executive compensation program:

- *Attract and retain executives by paying them competitive amounts and offering elements of compensation that are consistent with most companies in our peer group.*

  We have been able to attract and retain quality executives in recent years by providing candidates and existing executives with competitive compensation packages. We believe a key factor in attracting and retaining qualified executives is to provide total compensation that meets or exceeds the total compensation paid by companies with whom we compete for talent and are similar ("peer group"). In addition, we believe most executives who consider changing employers expect the same types of compensation elements as are provided by our peer group and/or his or her current employer. While we do not generally structure our executive compensation program to be competitive with employers outside of our peer group (though we may do so in order to attract a particular candidate that we believe is well-suited for our business), we do believe it is necessary to offer candidates elements of compensation consistent with other companies within our peer group. We believe the amounts and elements of compensation that we offer are comparable with most companies in our peer group. If we fail to offer competitive amounts and elements of compensation to candidates and our executives, we believe our ability to attract and retain a high level of executive talent would be impaired.

Each of the elements of compensation serves a different role in attracting and retaining executives. Salary serves as a short-term retention tool. Bonus under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan") is based on annual corporate financial performance, and is designed primarily to retain executives on a year-to-year basis. Stock options issued under the 2005 Incentive Plan vest over four years in prorated annual increments, and provide executives with an incentive to remain with us through the seven year term of the stock option. Restricted stock, which generally vests only if we meet a threshold corporate financial goal ("first trigger") and then either we meet a higher corporate financial goal ("second trigger") or five years lapse, encourages retention for up to five years, with the period being reduced if we are performing at a high level. While we believe the personal benefits and perquisites offered to executives are immaterial in amount, we believe that the executives' perceived value of these benefits, and the convenience of having these benefits when faced with the demands of their positions, makes them a meaningful component of our compensation program.

- *Motivate executives to contribute to our success and reward them for their performance.*

We use the bonus and equity components of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. While we work to achieve the corporate financial goals set by our Board each year, we also want to provide meaningful incentives to exceed those goals. We believe creating a culture where our executives are constantly striving to exceed expectations will benefit the strength of our business and, ultimately, our shareholders.

For an executive to earn a bonus under the 2006 Bonus Plan, we must achieve a minimum amount of corporate performance established by the Committee at a time when that amount of performance is substantially uncertain. Though bonuses will be paid for years in which we meet minimum or targeted corporate performance amounts, our executives also have an opportunity to earn up to double the amount of their target bonus compensation if we exceed targeted corporate performance amount. Conversely, if we do not meet the minimum corporate performance amount, executives do not receive a bonus under the 2006 Bonus Plan. We believe this structure is essential to inspire executives to not only meet the goals we set, but to surpass those goals.

Restricted stock granted to executives under the 2005 Incentive Plan is a full value award. Accordingly, we believe it is appropriate to require that at least a threshold corporate financial goal (i.e., the first trigger) be met before restricted stock issued under the 2005 Incentive Plan may vest. We believe this has the effect of encouraging positive performance, while protecting our other shareholders from being diluted in the absence of our performance. As discussed above, restricted stock awarded to our executives vests on an accelerated basis if we achieve the second trigger. The second trigger is established when the award is made, and is typically based on a projected multi-year operating plan. Consequently, while the restricted stock awarded to our executives may vest after several years if we repeatedly perform in line with our goals, our executives have an incentive to meet or exceed those goals at a faster rate in order to accelerate the vesting of their restricted stock.

- *Align executive compensation with shareholder interests.*

We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance objectives. Stock options awarded under the 2005 Incentive Plan are valuable only if the market price of our common shares increases over the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 Incentive Plan vests only if we achieve a threshold corporate performance goal (i.e., the first trigger), and the value is determined by the market price of our common shares. The realization and value of each of these elements of compensation is dependent upon our performance, appreciation in shareholder value, or both.

As evidenced by the fact that 78.2% and 67.2% of the total compensation earned by the named executive officers in fiscal 2007 and fiscal 2006, respectively, was derived from bonuses, stock options and restricted stock, we believe the compensation program for our executives is closely aligned with the interests of our shareholders. Additionally, as an executive's level of responsibility increases, so too does the percentage of his or her total compensation that is at risk through these forms of incentive compensation. Relative to the executive's total compensation in fiscal 2007, Mr. Fishman's percentage at risk was 86.6%, while the average of the other named executives officers was 67.1%. In fiscal 2006, Mr. Fishman's percentage at risk was 75.6%, while the average of the other named executives officers was 59.3%. See the Summary Compensation Table following this CD&A for the amounts earned by the named executive officers in fiscal 2007 and fiscal 2006.

- *Manage executive compensation costs.*

  As we discuss in greater detail in the "Comparative Compensation Data" section of this CD&A, we compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer group. While this comparison is not a determinative factor for setting compensation for our executives, we believe our review of the peer group data supports our belief that we do not overpay our executives and we are effective at managing our executive compensation costs.

- *Focus on corporate governance.*

  Although the compensation committee at some companies makes all compensation decisions with respect to their executives, we believe it is consistent with best practices in corporate governance to reach a consensus among all outside directors when setting executive compensation each year. While the Committee takes the lead in formulating executive compensation, we believe seeking the approval of our five additional outside directors before finalizing annual executive compensation provides an additional check on the appropriateness of the amounts awarded.

Elements of In-Service Executive Compensation

The primary compensation components for the named executive officers during their respective terms of employment consist of salary, bonus opportunities under the 2006 Bonus Plan, and equity awards made under the 2005 Incentive Plan. In addition, the named executive officers are entitled to certain personal benefits and perquisites. We believe each of these elements and the mix of elements is necessary to provide a competitive executive compensation program, and is consistent with our compensation philosophy and furthers our compensation objectives.

The Committee reviews each element at least annually. Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to a reduction in his or her compensation, a failure to receive equity awards, or the termination of his or her employment. Conversely, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial goals that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in our bonus and equity plans and the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

- *Salary*

  Salary is cash compensation and is established annually for each named executive officer. A minimum salary for each named executive officer is set forth in his or her respective employment agreement, as described below.

- *Bonus*

  Each named executive officer has the opportunity to earn an annual cash bonus under the 2006 Bonus Plan. Bonus payouts correspond to a percentage of each named executive officer's salary ("payout percentage") and are based on whether we achieve certain corporate performance amounts under one or more financial measures. The corporate performance amounts and financial measures are set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate operating plan, subject to the terms of the 2006 Bonus Plan and the named executive officers' employment agreements.

The lowest level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "floor." The level at which we target our performance and the payout under the 2006 Bonus Plan is referred to as the "target." The maximum level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "stretch." If our performance in a fiscal year exceeds the minimum corporate performance amount that earns a floor bonus, there is a corresponding increase in the amount of the bonus (up to a maximum at the stretch bonus level). However, a bonus is not paid under the 2006 Bonus Plan if we do not achieve at least the minimum corporate performance amount. Bonuses paid to the named executive officers under the 2006 Bonus Plan are considered "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2006 Bonus Plan.

- *Equity*

  All equity awards granted to the named executive officers since January 1, 2006 have been issued under the 2005 Incentive Plan. Although the 2005 Incentive Plan allows various types of equity awards to be issued, we have granted only stock options and restricted stock under the 2005 Incentive Plan. The stock options vest based on the passage of time. The restricted stock vests based on the achievement of the first trigger and then the achievement of the second trigger, the passage of time, or the executive's death or disability. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2005 Incentive Plan and the terms under which we have made equity awards.

- *Personal Benefits/Perquisites*

  While it is possible that other personal benefits and perquisites may be offered to named executive officers during the course of the year, the following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (i) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (ii) enhanced long-term disability insurance coverage; and (iii) use of an automobile or payment of an automobile allowance. We believe that these personal benefits and perquisites, though immaterial to us in amount, are an important element of total compensation provided to our executives because of the value our executives place on these benefits and the convenience of having these benefits when faced with the demands of their positions. The Committee evaluates and determines the personal benefits and perquisites received by named executive officers during its annual review of the named executive officers' total compensation.

  We offer most full-time employees medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan"). We also offer the named executive officers the opportunity to participate in the Executive Benefit Plan, which reimburses executives for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

  We also offer short-term disability coverage to most employees and long-term disability coverage to all salaried employees. For the named executive officers, the benefits provided under the long-term disability plan are greater than for employees below the level of vice president. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. We also pay the premiums for this long-term disability coverage and the amount necessary to hold the named executive officer harmless from the income taxes resulting from such premium payments.

  All employees at or above the level of vice president have the option of the use of an automobile or accepting a monthly allowance. The value of the automobile and the amount of the allowance varies based on the employee's level.

Employment Agreements

Each named executive officer is party to an employment agreement with us. The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ.

We entered into the employment agreements because the agreements, in exchange for minimum salary levels and target and stretch bonus payout percentages, potential severance and change in control payments and other consideration, provide us with several protections, including non-competition, confidentiality, non-solicitation and continuing cooperation provisions, as discussed below. Further, we believe it is in our best interests and the best interests of our shareholders to enter into these employment agreements to assure the undivided loyalty and dedication of the named executive officers.

Each employment agreement, including the minimum salary levels and target and stretch bonus payout percentages set forth therein, was negotiated with the executive. In those negotiations, we considered many factors, including:

- our need for the executive;
- the skills and past and anticipated future performance of the executive;
- the degree to which we believe the executive will be able to help improve our business;
- the compensation being paid to similarly-situated executives at peer group companies;
- to the extent applicable, the other elements of compensation being offered to the executive and the amount of compensation being paid to the executive by another employer;
- the relationship between the compensation being offered to the executive and that being paid to the other EMC members; and
- our perception of our bargaining power and the executive's bargaining power.

Under the terms of their employment agreements, the named executive officers are each entitled to receive at least the following salaries, which amounts are not subject to automatic increases: Mr. Fishman: $960,000; Mr. Cooper: $350,000; Mr. Waite: $405,000; Mr. Martin: $450,000; and Ms. Bachmann: $325,000. The terms of each named executive officer's employment agreement establishes the smallest payout percentages that may be set annually for his or her target and stretch bonus levels. The payout percentages set by the employment agreements for target bonus and stretch bonus, respectively, are as follows (expressed as a percentage of the executive's salary): Mr. Fishman: 100% and 200%; Mr. Cooper: 50% and 100%; Mr. Waite: 60% and 120%; Mr. Martin: 60% and 120%; and Ms. Bachmann: 50% and 100%.

Upon entry into the employment agreements, these salaries and payout percentages were commensurate with each named executive officer's job responsibilities, overall individual performance, experience, qualifications, and salaries and payout percentages provided to similarly-situated executives at peer group companies. Because the various factors considered when evaluating each named executive officer's salary and bonus opportunity change, the Committee reviews the salaries and payout percentages annually and adjustments are made if warranted. See the "Salary for Fiscal 2007" and "Bonus for Fiscal 2007" sections of this CD&A for a discussion of the salaries and payout percentages for the named executive officers for fiscal 2007.

Each employment agreement requires the named executive officer to devote his or her full business time to our affairs and prohibits the named executive officer from competing with us during his or her employment. Mr. Fishman's employment agreement includes several restrictive covenants that survive the termination of his employment, including confidentiality (infinite), non-solicitation (two years), non-competition (one year, but reduced to six months following a change in control), continuing cooperation (three years), and non-disparagement (infinite). Mr. Cooper's employment agreement includes several restrictive covenants and agreements that survive the termination of his employment, including confidentiality (infinite), non-solicitation of employees and vendors (two years), non-competition (one year, but reduced to six months following a change in control), continuing cooperation (infinite), and non-disparagement (infinite). The employment agreements with Mr. Waite, Mr. Martin and Ms. Bachmann include several restrictive covenants and agreements that survive the termination of his or her employment, including non-competition (one year), confidentiality (two years) and non-solicitation (two years).

Unless the executive and we mutually agree to amend or terminate his or her employment agreement, its terms will remain unchanged and it will remain effective as long as we employ the executive. The consequences of termination of the employment agreement depend on the circumstances of termination.

Post-Termination and Change in Control Arrangements

The employment agreements with the named executive officers provide for potential severance and change in control payments and other consideration. The terms of these employment agreements were set through negotiation, during which we considered the various factors discussed in the prior section. Our equity compensation plans also provide for the accelerated vesting of outstanding stock options and restricted stock in connection with a change in control.

The severance provisions of the employment agreements are intended to address competitive concerns by providing the executives with compensation that may alleviate the uncertainty of leaving another employer or foregoing other opportunities. The change in control provisions of the employment agreements dictate that the executive receives certain cash payments and other benefits only if there is a change in control and the executive is terminated in connection with the change in control. This "double trigger" is intended to allow us to rely upon the named executive officers' continued employment and objective advice, without concern that a named executive officer might be distracted by the personal uncertainties and risks created by an actual or proposed change in control. These potential benefits provide our named executive officers with important protections that we believe are necessary to attract and retain executive talent.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary or bonus level or awarding equity compensation. We believe that the objectives of attracting and retaining qualified executives and providing incentives for executives to continue their employment with us would not be adequately served if potential payments to a named executive officer upon termination or change in control were a determinative factor in awarding current compensation.

See the "Potential Payments Upon Termination or Change in Control" narrative disclosure and tables following this CD&A for a discussion of compensation that may be paid to the named executive officers in connection with a change in control or the termination of their employment with us.

Retirement Plans

We maintain four retirement plans: (i) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); (ii) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"); (iii) a tax-qualified defined contribution plan ("Savings Plan"); and (iv) a non-qualified supplemental defined contribution plan ("Supplemental Savings Plan"). We believe that the Savings Plan and Supplemental Savings Plan are generally commensurate with the retirement plans provided by our competitors and others in our compensation peer group, and that providing these plans allows us to better attract and retain quality executive talent. Participation in the Pension Plan and Supplemental Pension Plan, which we do not believe are material elements of our executive compensation program, is limited to certain employees whose hire date precedes April 1, 1994. See the narrative disclosure accompanying the Pension Benefits and Nonqualified Deferred Compensation tables following this CD&A for a discussion of our retirement plans.

Review of Effectiveness

Annually, the Committee reviews whether our executive compensation program remains effective at satisfying our philosophy and objectives. The Committee reviews the total compensation earned by each EMC member. Total compensation is evaluated in light of numerous objective and subjective factors, including our past and projected future performance, the past and projected future performance of areas of the business for which the executive is responsible, comparative compensation data, and the relationship between total compensation and shareholder return. The Committee also reviews the types of equity awards that we have made historically (i.e., stock options and restricted stock), the trends in equity compensation among our peer group, and the impact that any changes in laws and/or accounting standards may have on our equity awards in determining whether to make adjustments in our executive compensation program.

Our Executive Compensation Program for Fiscal 2007

The Committee takes the lead in establishing executive compensation annually, but seeks approval of compensation decisions from the other outside directors. The Committee believes having all outside directors approve executive compensation is consistent with best practices in corporate governance. The Committee also requests performance evaluations and recommendations on compensation from our CEO, because of his direct knowledge of each other executive's performance and contributions. Additionally, the Committee consults with management and independent compensation consultants to take advantage of their specialized expertise.

The process of evaluating our executives begins at our Board meeting in the second quarter of the fiscal year before compensation adjustments will be made (e.g., in May 2006 for adjustments effective in fiscal 2007) and continues quarterly with updates that our CEO delivers to the outside directors to keep them apprised of the performance of each other EMC member. At our Committee and Board meetings in the first quarter of the fiscal year for which compensation is being set (e.g., in March 2007 for fiscal 2007 compensation), our CEO provides the Committee and the other outside directors with a thorough performance evaluation of each other EMC member and presents his recommendations for their compensation. The Committee also conducts periodic executive sessions to discuss our CEO's performance, with the most detailed evaluation including all outside directors during our first quarter Board meeting.

At its March 2007 meeting, the Committee:

- discussed the continued appropriateness of our executive compensation program, including the underlying philosophy, objectives and policies;
- discussed our CEO's performance, contributions and value to our business;
- considered our CEO's performance evaluations and compensation recommendations for the other EMC members;
- reviewed the comparative compensation data that it received through surveys conducted by its independent compensation consultants;
- analyzed the total compensation earned by each EMC member during the immediately preceding two fiscal years;
- analyzed the potential payments to each EMC member upon termination of employment and change in control events;
- considered the parameters on executive compensation awards established by the terms of the shareholder-approved plans under which bonus and equity compensation may be awarded and existing employment agreements that we have with EMC members;
- prepared its recommendation on the compensation of each EMC member for fiscal 2007;
- determined that a bonus was payable under the 2006 Bonus Plan as a result of corporate performance in fiscal 2006; and
- determined that the first trigger and second trigger for the fiscal 2006 restricted stock awards were each achieved as a result of corporate performance in fiscal 2006.

The Committee then shared its recommendations on EMC members' compensation, including the underlying data and analysis, with the other outside directors for their consideration and approval. At the March 2007 Board meeting, the outside directors discussed with the Committee the form and amount of, and rationale for, the recommended compensation and finalized the compensation awards for the EMC members.

Except where we discuss the specifics of a named executive officer's fiscal 2007 compensation, the evaluation and establishment of the named executive officers' fiscal 2007 compensation was substantially similar. Based on their review of each component of executive compensation separately, and in the aggregate, the Committee and the other outside directors determined that the named executive officers' total compensation for fiscal 2007 was reasonable and not excessive and consistent with our executive compensation philosophy and objectives.

Salary for Fiscal 2007

The salaries paid to the named executive officers for fiscal 2007 are shown in the "Salary" column of the Summary Compensation Table. Annual increases were made in the discretion of the Committee and the other outside directors. Salary adjustments for the named executive officers were generally based upon the factors discussed in this CD&A, with an emphasis on individual and corporate performance and the competitive market. However, salary adjustments were subjectively determined and were not formally tied to specific performance criteria. The Committee has chosen not to adopt any specific schedule of salary increases, and made adjustments to the named executive officers' respective salaries without regard to adjustments in the salaries of other executives. At its annual review in March 2007, the Committee and the outside directors approved the following fiscal 2007 salaries for the named executive officers: Mr. Fishman: $1,025,000; Mr. Cooper: $400,000; Mr. Waite: $535,000; Mr. Martin: $500,000; and Ms. Bachmann: $415,000. These increases reflected strong corporate and individual performance in fiscal 2006.

Bonus for Fiscal 2007

The bonuses paid to the named executive officers for fiscal 2007 are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. To formulate bonus compensation for the EMC members, the Committee and the other outside directors considered the same information used to set salary and the annual corporate operating plan set by the Board. In March 2007, when the Committee and the other outside directors approved the financial measures and corporate performance amounts applicable to the target and stretch bonus opportunities awarded under the 2006 Bonus Plan, we believed those measures represented strong, but reasonable, levels of performance that would be a challenge to achieve. However, our fiscal 2007 performance exceeded the targeted expectations of the Board, the Committee and management, thus a bonus was earned between the target and stretch levels. The primary aim in setting the goals was to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth.

The specific financial measures selected by the Committee and the other outside directors for fiscal 2007 bonus determinations were the greatest of: (i) income from continuing operations; (ii) income from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); (iii) income before extraordinary item(s); and (iv) net income. Each such measure is adjusted to remove the effect of all equitable adjustments for the unusual or non-recurring events, transactions or accrual items set forth in the 2006 Bonus Plan, and may be further reduced in the Committee's discretion. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition. Of these financial measures, net income was the greatest for fiscal 2007.

The outside directors typically establish corporate performance amounts that are slightly below (for the floor bonus), at or near (for the target bonus), and above (for the stretch bonus) our annual corporate operating plan. Because the outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors, and performance of the retail sector), the relationship between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year. The corporate performance amounts set for fiscal 2007 bonuses represent an increase of approximately 192% to 305% over the amounts set for fiscal 2006. We believe this large increase is appropriate in light of our high levels of performance in fiscal 2006, during which we exceeded our stretch bonus corporate performance amount, and our objective to promote sustained profitability while providing objectives that motivate our executives.

The following table reflects the payout percentage for each bonus level and the corporate performance amount required to achieve the corresponding bonus level, with the results for fiscal 2007 noted:

Bonus Level and 2007 Results	Payout Percentage (% of salary)					Corporate Performance Amount ($)
	Mr. Fishman	Mr. Cooper	Mr. Waite	Mr. Martin	Ms. Bachmann	
No Bonus	0.0	0.0	0.0	0.0	0.0	0 – 117,942,999
Floor	50.0	25.0	37.5	30.0	25.0	117,943,000
Target	100.0	50.0	75.0	60.0	50.0	128,814,000
Stretch	200.0	100.0	150.0	120.0	100.0	155,195,000
2007 Results	176.7	88.3	132.5	106.0	88.3	149,038,050

As a consequence of the fiscal 2007 bonus payments, total cash compensation paid to the named executive officers for fiscal 2007 was at or above the median for our peer group. We believe higher than market average total cash compensation is appropriate in light of our fiscal 2007 performance and furthers our objectives to motivate our executives and reward superior performance.

Equity for Fiscal 2007

The equity awarded to the named executive officers in fiscal 2007 is reflected in the Grants of Plan-Based Awards table. To determine the size of the equity awards for EMC members, the Committee first considered corporate performance to establish the total pool of common shares that would be made available for equity awards to all EMC members collectively. Then, individual performance, the responsibilities of the executive and the comparative compensation data were considered to determine the percentage of the total pool to be granted to each EMC member. This process is intended to ensure that executive equity compensation is commensurate with corporate and individual performance and consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive's level of responsibility increases.

The fiscal 2007 equity compensation for the named executive officers consisted of non-qualified stock options and restricted stock awards under the 2005 Incentive Plan. The Committee believes that the grant of a significant quantity of stock options and restricted stock to the named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Consequently, the named executive officers' equity interests in our organization, through stock options and restricted stock, comprise a substantial portion of their compensation and help to align their personal rewards and motivation with our performance and shareholder value.

The stock options awarded to the named executive officers in fiscal 2007 have an exercise price equal to the fair market value of our common shares on the grant date, vest equally over four years, and expire seven years after the grant date. The allocation of stock options to restricted stock was two-to-one for Mr. Fishman and three-to-one for the other named executive officers. The Committee and other outside directors believe this difference is necessary to provide Mr. Fishman with equity compensation that is competitive with the equity compensation awards made to chief executive officers by peer group companies and to further our practice of increasing the percentage of compensation at risk as an executive's level of responsibility increases.

The financial measure applied to the restricted stock awards made in fiscal 2007 was the greater of income per common share – diluted from continuing operations and income per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be). If neither of these amounts appear on the consolidated statements of operations included in our Form 10-K for the applicable fiscal year, then the financial measure to be used is the greater of income per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be) and income per common share – diluted as it appears in the Form 10-K for the applicable fiscal year. Each financial measure is adjusted to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the SEC or our annual report to shareholders. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition.

The first trigger selected for the fiscal 2007 restricted stock awards is $0.25 under the applicable financial measure. Upon attaining the first trigger, the award is eligible to vest under one of three scenarios – the attainment of the second trigger, the lapsing of five years while remaining continuously employed, or the grantee's death or disability (in which case 20% of the award vests for each consecutive year of employment completed from the grant date to the date of death or disability). The second trigger selected for the fiscal 2007 restricted stock awards is $1.65 under the applicable financial measure. When the Committee and the other outside directors approved the financial measures and corporate performance amounts applicable to the second trigger in March 2007, we believed those measures represented strong, but reasonable, levels of performance that would be a challenge to achieve. The second trigger for restricted stock awarded in fiscal 2007 was approximately 190% greater than the second trigger for restricted stock awarded in fiscal 2006. We believe this large increase is appropriate in light of our high levels of performance in fiscal 2006, during which we exceeded the second trigger for the restricted stock awarded to executives in February 2006, and our objectives to motivate our executives, reward superior performance and align the interests of our executives and shareholders. While the first trigger was met for the fiscal 2007 restricted stock awards, the second trigger was not.

Individual Performance Evaluation

The CEO, the Committee and the outside directors do not rely solely on predetermined formulas when they evaluate the performance of our executives. The individual performance of the executives is generally measured against the following objective and subjective factors, although the factors considered may vary for each executive and as dictated by business conditions:

- long-term strategic goals;
- short-term business goals;
- profit and revenue goals;
- improving operating margins;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- leadership and the development of talent; and
- fostering teamwork and other corporate values.

Our CEO, the Committee and the outside directors may each consider different factors and may value the same factors differently. In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, our CEO, the Committee and the other outside directors also consider the performance of our competitors and general economic and market conditions. None of the factors are assigned a specific weight. Instead, our CEO, the Committee and the other outside directors recognize that the relative importance of these factors may change in order to adapt our operations to specific business challenges and to reflect the changing economic and marketplace conditions. So although the Committee and the other outside directors consider our CEO's recommendations, the Committee and the outside directors may not follow, and are not bound by, our CEO's recommendations on executive compensation.

Impact of Performance on Compensation

As illustrated by our executive compensation philosophy and objectives, we are committed to tying corporate performance to a substantial portion of our executive compensation program. While we cannot control the market price of our common shares, we strive to provide strong results that may lead to increased shareholder value. Additionally, the Committee believes it is in our best interests and the best interests of our shareholders to require that we achieve certain corporate performance metrics in order for EMC members to receive bonus and restricted stock awards so that we can preserve the deductibility of such awards under Section 162(m) of the Internal Revenue Code, as amended ("IRC"). As is illustrated by the performance metrics and goals described above, we believe that performance and compensation are tightly tied.

Role of Management

Our CEO's role in determining executive compensation is significant and it is discussed throughout this CD&A. Additionally, our CEO and the Committee consult with management from our human resources, finance and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These members of management provide advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. Management from our human resources, finance and legal departments may also act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and each such plan. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Our CEO and some of these members of management attend general meetings of the Committee, and the CEO participates in the Committee's discussions regarding the compensation of the other EMC members. However, these individuals do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee and the other outside directors.

Independent Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee retains independent compensation consultants and subscribes to executive compensation surveys as it deems necessary. The surveys are also shared with our human resources department. In establishing executive compensation for fiscal 2007, the Committee did not retain a compensation consultant for specialized advice, but did subscribe to multiple compensation surveys. As discussed below, the Committee engaged Watson Wyatt Worldwide ("Watson Wyatt") in May 2007 to provide information and services that first impacted our executive compensation program in fiscal 2008. Aside from completing work at the direction of the Committee, Watson Wyatt did not provide any other services for us during fiscal 2007.

Comparative Compensation Data

One tool that the Committee uses to make executive compensation decisions is data regarding the compensation paid to executives at peer group companies. For fiscal 2007, the Committee obtained from independent compensation consultants executive compensation surveys of selected Standard & Poor's Retail Stores Index companies and other companies with whom we compete for talent and whose revenues or operations are similar to ours. The peer group varies from year to year based on the Committee's assessment of which companies compete with us for talent and are similar to us in terms of industry or revenues and which companies participate in the compensation surveys that we receive from independent compensation consultants.

The Committee and our human resources department reviewed each EMC member's responsibilities and mapped, where possible, the compensation of each executive to data that represents the compensation awarded to similarly-situated executives at peer group companies. The Committee compared the total direct compensation levels for our EMC members to the total direct compensation of similarly situated executives within the peer group. For purposes of this evaluation, total direct compensation is comprised of salary, bonus at the targeted level and equity awards.

While we often award total direct compensation in the range of the 50th to 75th percentile of total direct compensation paid by the peer group, this range is not the sole determinative factor for setting our executives' compensation. Rather, we believe that the application of this range provides a point of reference for measurement while retaining the flexibility necessary to make adjustments for performance and experience, to attract, retain and motivate top talent, and to reward executives who we believe excel or take on greater responsibility than executives at peer group companies.

For purposes of evaluating executive compensation for fiscal 2007, the peer group was comprised of the following 94 companies which responded to one of several compensation surveys that we obtained from Mercer Human Resource Consulting, Towers Perrin, and Hewitt Associates:

7-Eleven
A&P Supermarkets
Adidas America
Advance Auto Parts
Albertsons
Amazon.com
Ann Taylor
Applebee's
AutoZone
Belk
Best Buy
BJ's Wholesale Club
Blockbuster
Bob Evans Farms
Bob-Ton
Brown Shoe
CDW
Chanel
Charming Shoppes
Circle K
Circuit City
Coach
Columbia Sportswear
Crosstown Traders
CVS Pharmacy
Darden Restaurants
Denny's
Dick's Sporting Goods
Dollar General
Eddie Bauer
Federated Department Stores
FedEx Kinko's
Fingerhut
Foot Locker
Gap
Goody's Family Clothing
Hannaford
Harry Winston
Home Decorators Collection
Home Depot
Home Interiors and Gifts
Hy-Vee
J. Crew
J.C. Penney
Kohl's
L.L. Bean
Levi Strauss
Lillian Vernon
Limited Brands
Linens 'N Things
Liz Claiborne
Longs Drug Stores
Lowe's
McDonald's
Mervyn's
Neiman Marcus
Nordstrom
O'Charley's
Office Depot
Oriental Trading
Pacific Sunwear
Papa John's
Payless Shoes
Petco
PetsMart
Phillips-Van Heusen
Pier 1 Imports
Polo Ralph Lauren
Radio Shack
Raley's Superstores
Redcats USA
Ross Stores
Roundy's Supermarkets
RSC Equipment Rental
Safeway
Sara Lee
Sears
Sports Authority
Staples
Stein Mart
Sur La Table
Talbots
Target
Timberland
TJX Companies
Toys 'R' Us
True Value Hardware
United Rentals
United Stationers
Walgreen
Warnaco
Whole Foods
Williams-Sonoma
Yum! Brands

Tally Sheets and Wealth Accumulation

The Committee reviewed tally sheets that set forth the total compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment and change in control compensation that may be payable to such executives. The purpose of the tally sheets is to consolidate all elements of actual and projected compensation for our executives, so the Committee may analyze the individual elements of compensation, the mix of compensation, and the total amount of actual and projected compensation. With this information, the Committee determined that the compensation awarded to our executives is reasonable and consistent with our executive compensation philosophy and objectives.

These tally sheets also included an estimate of the amount of total value accumulated, and total value that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considered the accumulated total value as a factor in setting fiscal 2007 compensation, this information was not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals, and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was a determinative factor in awarding future compensation.

Internal Pay Equity

In the process of reviewing each component of executive compensation separately and in the aggregate, the Committee directed our human resources department to prepare an internal pay equity analysis comparing the relative compensation between the CEO and the other EMC members. This analysis was considered to ensure that our executive compensation program is internally consistent and equitable, both of which we believe promote executive retention and motivation. The comparison included all components of compensation. Prior to hiring

Mr. Fishman in 2005, the relative difference between the compensation of our CEO and the compensation of our other named executive officers had not increased significantly over the years. While Mr. Fishman's compensation package increased the relative difference between the compensation of our CEO and our other named executive officers, the Committee believes that the increased disparity is appropriate and was and remains necessary to attract, retain and motivate a chief executive with Mr. Fishman's experience. No significant change in our internal pay equity occurred in fiscal 2007.

Equity Grant Timing

Pursuant to the terms of the 2005 Incentive Plan, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. In fiscal 2007, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards made in connection with the annual performance reviews of the EMC members was the second trading day following our release of results from the last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid even the appearance that the Board, the Committee or any employee manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, generally as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion). We have no policy of timing the grant date of these mid-year equity awards to coordinate with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m) of the IRC ("Section 162(m)"). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys.

Section 162(m) generally limits the tax deductions for compensation expense in excess of $1 million paid to our CEO and our three other highest compensated executives (excluding the principal financial officer). Compensation in excess of $1 million may be deducted if it is "performance-based compensation" within the meaning of Section 162(m). We believe that compensation paid under our equity and bonus compensation plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executives. When considering whether to award compensation that will not be deductible, the Committee compares the cost of the lost deduction against the competitive market for executive talent and our need to attract, retain and motivate the executive, as applicable.

For fiscal 2007, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the compensation paid to Mr. Fishman. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering our executive compensation philosophy and objectives and the competitive market for executive talent.

Our Executive Compensation Program for Fiscal 2008

Review of Our Executive Compensation Program

The Committee engaged Watson Wyatt in May 2007 to provide research, comparative compensation data and executive compensation program design expertise. Throughout this engagement, Watson Wyatt has been advising the Committee on all principal aspects of executive compensation, including the competitiveness of program design and awarded values. Changes to our executive compensation program based on the work of Watson Wyatt are first being introduced in fiscal 2008. The primary objectives of this engagement are:

- validating or recommending changes to our executive compensation program;
- obtaining better comparative compensation data by creating a new peer group of companies that are more similarly situated to us;

- comparing the amount and form of executive compensation, including equity compensation, paid to our executives against the compensation paid to similarly-situated executives at companies within the new peer group;
- comparing the amount of compensation paid to our outside directors against the amounts paid to non-employee directors at companies within the new peer group; and
- considering minimum share ownership requirements for executives and outside directors.

After several meetings with Watson Wyatt, we have created a new peer group that is limited to retailers that we believe are more similarly situated to us. When considering the composition of the new peer group, the Committee selected a group of companies that produce median and average financial measures similar to ours. Among the financial measures considered were revenues, market capitalization, cash flows from operations, total assets, net income, earnings per share growth, price-to-earnings ratio, and shareholder return. The following 16 companies comprise the new peer group used to evaluate executive compensation for fiscal 2008:

99 Cents Only Stores	Dick's Sporting Goods	Family Dollar	Pier 1 Imports
Abercrombie & Fitch	Dollar General	Fred's	Radio Shack
Bed Bath & Beyond	Dollar Tree	Jo-Ann Stores	Ross Stores
BJ's Wholesale Club	DSW	Limited Brands	Stein Mart

Based, in part, on a review of comparative compensation data from the new peer group and the recommendations offered by Watson Wyatt, we made changes in the amount of salary awarded for fiscal 2008 and implemented the new share ownership requirements discussed below. Comparative compensation data is not the sole factor in determining executive compensation amounts, and the Committee continues to consider many other factors. While no changes in our equity compensation practices have been made for fiscal 2008 (aside from the new share ownership requirements), the Committee continues to evaluate Watson Wyatt's recommendations related to equity compensation. As a result, executive compensation for fiscal 2008 blends updated salary amounts with an approach to bonus and equity compensation that is consistent with our recent past practices.

Committee and Board Activity in Fiscal 2008

At its meeting in March 2008, the Committee: (i) certified that a bonus was payable for fiscal 2007 under the 2006 Bonus Plan; (ii) reviewed the tally sheets and compensation history for all EMC members; (iii) reviewed an internal pay equity analysis and comparative compensation data from our new peer group; and (iv) formulated its recommendations to the other outside directors for fiscal 2008 executive compensation. The Committee also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC. At the subsequent Board meeting, the Committee recommended, and the outside directors approved, the following fiscal 2008 salaries and equity awards for the named executive officers (with the bonus payout percentages remaining the same as fiscal 2007 for Mr. Fishman, Mr. Waite and Mr. Martin, and being increased by approximately 17% over fiscal 2007 for Mr. Cooper and Ms Bachmann):

Name	Fiscal 2008 Salary ($)	Common Shares Underlying Stock Option Award (#)	Common Shares Underlying Restricted Stock Award (#)
Mr. Fishman	1,200,000	330,000	165,000
Mr. Cooper	440,000	48,750	16,250
Mr. Waite	550,000	37,500	12,500
Mr. Martin	520,000	37,500	12,500
Ms. Bachmann	440,000	48,750	16,250

New Minimum Share Ownership Requirements

Prior to March 2008, we had encouraged, but not required, any director or executive to own our common shares. We have, however, had a holding period that requires all directors and EMC members to refrain from selling net shares acquired upon any exercise of stock options accelerated in November 2005 until the date on which the stock option would have vested under its original vesting terms or, if earlier, the recipient's death, disability or termination of service.

The Board adopted minimum share ownership requirements for all outside directors and EMC members effective in March 2008. These new requirements are designed to ensure that outside directors' and executives' long-term interests are closely aligned with those of our shareholders. Under the new requirements, the outside directors and EMC members must, at a minimum, own common shares having an aggregate value equal to the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Director	4x
Chief Executive Officer	4x
Executive Vice President	2x
Senior Vice President	1x

Shares counted toward these requirements include common shares held directly or through a broker, common shares held under the Savings Plan or Supplemental Savings Plan, unvested restricted stock, and vested but unexercised in-the-money stock options. Each existing director will be required to meet the requirements on the date of the 2013 annual meeting of shareholders and at subsequent annual meetings. Each existing EMC member will be required to meet the requirements on the date that adjustments to annual executive compensation are made in 2013 and on subsequent annual adjustment dates. Newly elected directors' and newly hired or promoted EMC members will be required to meet the requirements on the first testing date for directors or executives following the fifth anniversary of their election, hire or promotion, as applicable.

Summary Compensation Table

The following table sets forth the compensation earned by or paid to the named executive officers (Mr. Fishman, our CEO; Mr. Cooper, our Chief Financial Officer; and each of our three other most highly compensated executive officers in fiscal 2007) for fiscal 2007 and fiscal 2006.

Name and Principal Position (*1*) (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(*2*) (e)	Option Awards ($)(*3*) (f)	Non-Equity Incentive Plan Compensation ($)(*4*) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(*5*) (h)	All Other Compensation ($) (*6*)(*7*)(*8*) (i)	Total ($)(*9*) (j)
Steven S. Fishman, *Chairman, Chief Executive Officer and President*	2007	1,015,000	—	3,371,258	1,537,656	1,810,765	—	24,927	7,759,606
	2006	960,000	—	503,769	879,262	1,632,000	—	14,559	3,989,590
Joe R. Cooper, *Senior Vice President and Chief Financial Officer*	2007	396,208	—	367,080	150,348	353,320	—	29,988	1,296,944
	2006	371,209	—	96,278	50,675	375,000	—	26,899	920,061
Brad A. Waite, *Executive Vice President, Human Resources, Loss Prevention and Risk Management*	2007	532,747	—	507,061	157,603	708,875	7,705	30,237	1,944,228
	2006	516,978	—	225,350	57,473	780,000	16,489	35,018	1,631,308
John C. Martin, *Executive Vice President, Merchandising*	2007	496,181	—	306,590	105,373	530,000	—	27,918	1,466,062
	2006	473,475	—	128,977	26,574	570,000	—	25,929	1,224,955
Lisa M. Bachmann, *Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer*	2007	412,747	—	367,080	150,348	366,570	—	36,384	1,333,129
	2006	396,195	—	96,278	50,675	400,000	—	29,901	973,049

(*1*) We are a party to an employment agreement with each of the named executive officers, the material terms of which are described in the "Overview of our Executive Compensation Program - Employment Agreements" section of the CD&A.

(2) The amounts in this column reflect the compensation expense calculated in accordance with FAS 123R for fiscal 2007 and fiscal 2006, disregarding any estimate of forfeitures related to service-based vesting conditions, and may include amounts from stock awards granted in and prior to fiscal 2007 and fiscal 2006 pursuant to the Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan") and the 2005 Incentive Plan. The FAS 123R compensation expense reflected in this column is based on the number of shares of restricted stock granted and the fair value of the restricted stock on the grant date, and the expense is amortized from the grant date to the estimated vesting date (i.e., the estimated achievement date of the second trigger in the case of performance-based restricted stock). In applying FAS 123R, the estimated achievement date is determined at the time the restricted stock is granted based on historical and forecasted performance of similar measures, and prospective adjustments to the estimated vesting periods are made when performance factors indicate that the estimated achievement date differs from the date being used to amortize expense. On the grant date of the unvested restricted stock awarded in fiscal 2007, we estimated a three-year vesting period for these awards based on the assumed achievement of the second trigger. In the second quarter of fiscal 2007, we changed the estimated achievement date to two years as a result of our performance being better than expected. The amounts in this column also reflect the acceleration of the FAS 123R expense for the performance-based restricted stock granted in fiscal 2006, and restricted stock granted prior to fiscal 2006 that fully vested in fiscal 2007.

(3) The amounts in this column reflect the compensation expense calculated in accordance with FAS 123R for fiscal 2007 and fiscal 2006, disregarding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from option awards granted in and prior to fiscal 2007 and fiscal 2006 pursuant to the 1996 Incentive Plan and the 2005 Incentive Plan. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of MD&A in our Form 10-K regarding the assumptions underlying the valuation of stock option awards.

(4) The amounts in this column reflect cash bonuses earned for fiscal 2007 and fiscal 2006 performance pursuant to the 2006 Bonus Plan. A portion of the cash bonuses earned by Mr. Cooper and Mr. Martin for fiscal 2006 performance and included in this column was deferred into the Supplemental Savings Plan upon the payment of such amounts in fiscal 2007. The Supplemental Savings Plan is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below.

(5) The amounts in this column reflect the actuarial increase in the present value of Mr. Waite's benefits under the Pension Plan and the Supplemental Pension Plan determined from December 31, 2006 to December 31, 2007 and from December 31, 2005 to December 31, 2006, respectively, the plans' measurement dates for financial statement reporting purposes. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Pension section of MD&A in our Form 10-K regarding the interest rate, mortality rate and other assumptions underlying the actuarial calculations.

(6) For fiscal 2007, the amounts in this column include the following compensation for the named executive officers, as more fully described in the tables included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan, long-term disability insurance coverage, and taxable moving expenses;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

iii. The reimbursement of healthcare costs covered by the Executive Benefit Plan, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/ Perquisites" section of the CD&A; and

vi. The cost associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Reimbursement of Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)
Mr. Fishman	4,818	—	5,625	1,380	2,118	10,986
Mr. Cooper	3,639	9,000	4,617	828	827	11,077
Mr. Waite	3,196	9,000	3,407	1,380	1,116	12,138
Mr. Martin	2,377	9,000	2,331	1,035	1,037	12,138
Ms. Bachmann	6,048	9,000	8,535	860	864	11,077

(7) In fiscal 2007, Mr. Fishman and Mr. Waite each received a personal benefit related to a business trip on a corporate aircraft. We reported earnings of $621 (plus $449 for tax reimbursement) for both executives on Form W-2 related to such trip, which earnings were calculated in accordance with the Standard Industry Fare Level ("SIFL") rate method permitted by the Internal Revenue Service. In fiscal 2006, Mr. Fishman and Mr. Cooper each received a personal benefit related to a business trip on a corporate aircraft. We reported earnings of $675 (plus $317 for tax reimbursement) for both executives on Form W-2 related to such trip, which earnings were calculated in accordance with the SIFL rate method. Because we did not incur any aggregate incremental cost in connection with either trip, no related amounts are included in this column.

(8) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(9) As a percentage of their total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for fiscal 2007 were as follows: Mr. Fishman: 13.1% and 23.3%; Mr. Cooper: 30.5% and 27.2%; Mr. Waite: 27.4% and 36.5%; Mr. Martin: 33.8% and 36.2%; and Ms. Bachmann: 31.0% and 27.5%. As a percentage of their total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for fiscal 2006 were as follows: Mr. Fishman: 24.1% and 40.9%; Mr. Cooper: 40.3% and 40.8%; Mr. Waite: 31.7% and 47.8%; Mr. Martin: 38.7% and 46.5%; and Ms. Bachmann: 40.7% and 41.1%.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include amounts earned under the 2006 Bonus Plan and the 2005 Incentive Plan. Below is a description of the material terms of each plan and the awards made under those plans to the named executive officers, as reflected in the Grants of Plan-Based Awards table that follows.

Big Lots 2006 Bonus Plan

The 2006 Bonus Plan provides for cash compensation, which is intended to qualify as "performance based compensation" under Section 162(m), to be paid annually when we meet or exceed minimum corporate performance amounts under one or more financial measures approved by the outside directors at the start of the fiscal year. Whether we will achieve the minimum corporate performance amounts is substantially uncertain at the time the corporate performance amounts and financial measures are selected. No right to a minimum bonus exists, and the Compensation Committee has the discretion to cancel or decrease a bonus (but may not increase a bonus for a covered employee (as that term is used within Section 162(m)) calculated under the 2006 Bonus Plan. Any payments made with respect to a fiscal year are made in the first quarter of the following fiscal year. The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch bonus payout percentages, and include all amounts in between. The smallest target and stretch bonus payout percentages that may be set annually for the named executive officers are set forth in their respective employment agreements. The floor bonus payout percentage is set annually and has historically been one-half of the target bonus payout percentage. Subject to the terms of the employment agreements, the Compensation Committee and the other outside directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy. See the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Bonus," "Overview of our Executive Compensation Program – Employment Agreements" and "Our Executive Compensation Program for Fiscal 2007 – Bonus for Fiscal 2007" sections of the CD&A for more information regarding the 2006 Bonus Plan and the awards made under that plan for fiscal 2007.

Big Lots 2005 Long-Term Incentive Plan

Since January 1, 2006, all employee equity awards, including those made to the named executive officers, have been granted under the 2005 Incentive Plan. The 2005 Incentive Plan authorizes the grant of nonqualified stock options ("NQSOs"), incentive stock options, as defined in Section 422 of the IRC ("ISOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units and performance unit awards, any of which may be granted on a stand-alone, combination or tandem basis. To date, we have granted only stock options and restricted stock under the 2005 Incentive Plan.

Awards under the 2005 Incentive Plan may be made to any salaried employee, consultant or advisor of Big Lots or its affiliates. The number of common shares available for issuance under the 2005 Incentive Plan consists of: (i) an initial allocation of 1,250,000 common shares; (ii) 2,001,142 common shares, the common shares that were available under the 1996 Incentive Plan upon its expiration; and (iii) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 Incentive Plan is in effect. Of this number, during the term of the 2005 Incentive Plan, no more than 33⅓% of all common shares may be issued in the form of restricted stock, restricted stock units and performance units and no more than 5,000,000 common shares may be issued pursuant to grants of ISOs. A participant may receive multiple awards under the 2005 Incentive Plan. Awards intended to qualify as "performance based compensation" under Section 162(m) are limited to: (i) 2,000,000 shares of restricted stock per participant annually; (ii) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (iii) $6,000,000 cash through performance units per participant during any three consecutive calendar years. Also, the 2005 Incentive Plan provides that the total number of common shares underlying outstanding awards granted under the 2005 Incentive Plan, the 1996 Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the Director Stock Option Plan may not exceed 15% of the Company's issued and outstanding common shares (including treasury shares) as of any date. The 1996 Incentive Plan and the ESO Plan have expired, and there are no awards outstanding under the ESO Plan.

Each stock option granted under the 2005 Incentive Plan allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than 100% of the volume-weighted average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock grants made pursuant to the 2005 Incentive Plan, if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window that is five years after the grant date. If we meet the second trigger and the recipient remains employed by us, the restricted stock will vest after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the lapse of five years. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates. See the "Our Executive Compensation Program for Fiscal 2007 – Equity for Fiscal 2007" section of the CD&A for more information regarding the equity awards made under the 2005 Incentive Plan in fiscal 2007.

Upon a change in control (as defined in the 2005 Incentive Plan), all awards outstanding under the 2005 Incentive Plan automatically become fully vested. For a discussion of the change in control provisions in the named executive officers' employment agreements and the 2005 Incentive Plan, see the narrative disclosure accompanying the Potential Payments Upon Termination or Change in Control tables below.

For a discussion of the amendments to the 2005 Incentive Plan for which we are seeking shareholder approval at the Annual Meeting, see Proposal Two below.

Grants of Plan-Based Awards

The following table sets forth each award made to the named executive officers in fiscal 2007 under the 2006 Bonus Plan and the 2005 Incentive Plan.

Name (a)	Grant Date (1) (b)	Award Date (2) -	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (3): Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards (4): Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#)(5) (j)	Exercise or Base Price of Option Awards ($/Sh.) (6) (k)	Closing Market Price of Option Awards on Grant Date ($/Sh.) -	Grant Date Fair Value of Stock and Option Awards ($) (l)
Mr. Fishman	—	—	512,500	1,025,000	2,050,000	—	—	—	—	—	—	—	—
	3/13/07	3/9/2007	—	—	—	—	125,000	—	—	—	—	—	3,591,250
	3/13/07	3/9/2007	—	—	—	—	—	—	—	250,000	28.73	28.29	2,885,000
Mr. Cooper	—	—	100,000	200,000	400,000	—	—	—	—	—	—	—	—
	3/13/07	3/9/2007	—	—	—	—	12,500	—	—	—	—	—	359,125
	3/13/07	3/9/2007	—	—	—	—	—	—	—	37,500	28.73	28.29	432,750
Mr. Waite	—	—	200,625	401,250	802,500	—	—	—	—	—	—	—	—
	3/13/07	3/9/2007	—	—	—	—	12,500	—	—	—	—	—	359,125
	3/13/07	3/9/2007	—	—	—	—	—	—	—	37,500	28.73	28.29	432,750
Mr. Martin	—	—	150,000	300,000	600,000	—	—	—	—	—	—	—	—
	3/13/07	3/9/2007	—	—	—	—	10,000	—	—	—	—	—	287,300
	3/13/07	3/9/2007	—	—	—	—	—	—	—	30,000	28.73	28.29	346,200
Ms. Bachmann	—	—	103,750	207,500	415,000	—	—	—	—	—	—	—	—
	3/13/07	3/9/2007	—	—	—	—	12,500	—	—	—	—	—	359,125
	3/13/07	3/9/2007	—	—	—	—	—	—	—	37,500	28.73	28.29	432,750

(*1*) As discussed in the "Our Executive Compensation Program for Fiscal 2007 – Equity Grant Timing" section of the CD&A, in fiscal 2007, the Board set as the grant date of these equity awards the second day following our release of results from our last completed fiscal year. This future date was established in order to allow the market to absorb and react to our release of material non-public information, and in order to avoid even the appearance that the Board, the Compensation Committee or any employee manipulated the terms of the equity awards.

(*2*) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(*3*) The amounts in columns (c), (d) and (e) represent the named executive officers' floor, target and stretch bonus levels, respectively, for fiscal 2007 pursuant to the 2006 Bonus Plan which bonus levels are further described in the "Our Executive Compensation Program for Fiscal 2007 – Bonus for Fiscal 2007" section of the CD&A. For fiscal 2007, the named executive officers earned the amounts shown in column (g) of the Summary Compensation Table.

(*4*) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2007 – Equity for Fiscal 2007" section of the CD&A. Because we met the first trigger (but not the second trigger) as a result of fiscal 2007 corporate performance, the restricted stock granted to the named executive officers in fiscal 2007 has not vested. The restricted stock granted in fiscal 2007 is expected to vest upon the earlier of the achievement of the second trigger, the beginning of our trading window first following the fifth anniversary of the grant date, or the death or disability of the named executive officer.

(*5*) The amounts in column (j) represent NQSOs awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2007 – Equity for Fiscal 2007" section of the CD&A.

(*6*) Pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than 100% of the volume-weighted average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day. We believe this method is preferable to using the closing market price as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, as of the end of fiscal 2007, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($)(*1*) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(*2*) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Mr. Fishman	125,000	250,000	—	*11.19	7/11/2012	—	—	—	—
	—	150,000	—	12.66	2/24/2013	—	—	—	—
	—	250,000	—	28.73	3/13/2014	—	—	—	—
	—	—	—	—	—	—	—	125,000	2,188,750
Mr. Cooper	2,000	—	—	*10.85	2/24/2013	—	—	—	—
	40,000	—	—	*14.28	2/2/2014	—	—	—	—
	—	30,750	—	12.66	2/24/2013	—	—	—	—
	—	37,500	—	28.73	3/13/2014	—	—	—	—
	—	—	—	—	—	—	—	12,500	218,875
Mr. Waite	25,000	—	—	*37.75	2/24/2008	—	—	—	—
	15,000	—	—	*10.85	2/24/2013	—	—	—	—
	30,000	—	—	*15.05	2/23/2014	—	—	—	—
	—	34,875	—	12.66	2/24/2013	—	—	—	—
	—	37,500	—	28.73	3/13/2014	—	—	—	—
	—	—	—	—	—	—	—	12,500	218,875
Mr. Martin	60,000	—	—	*14.35	12/1/2013	—	—	—	—
	5,375	16,125	—	12.66	2/24/2013	—	—	—	—
	—	30,000	—	28.73	3/13/2014	—	—	—	—
	—	—	—	—	—	—	—	10,000	175,100
Ms. Bachmann	30,000	—	—	*14.20	3/25/2012	—	—	—	—
	6,000	—	—	*10.85	2/24/2013	—	—	—	—
	50,000	—	—	*15.05	2/23/2014	—	—	—	—
	—	30,750	—	12.66	2/24/2013	—	—	—	—
	—	37,500	—	28.73	3/13/2014	—	—	—	—
	—	—	—	—	—	—	—	12,500	218,875

(*1*) The stock option awards identified with an asterisk in column (e) were made pursuant to the 1996 Incentive Plan. All other stock option awards reflected in this table were made pursuant to the 2005 Incentive Plan. Stock option awards identified as having been made pursuant to the 1996 Incentive Plan vest at the rate of 20% per year over the first five years of the 10 year option term, except that the stock option award made to Mr. Fishman under the 1996 Incentive Plan vests at a rate of 25% per year over the first four years of the seven year option term. Stock option awards made under the 2005 Incentive Plan vest at a rate of 25% per year over the first four years of the seven year option term.

(*2*) The restricted stock awards reported in column (i) were made in fiscal 2007 pursuant to the 2005 Incentive Plan. For a description of the vesting terms of these restricted stock awards, see the narrative preceding the Grants of Plan-Based Awards table and the "Our Executive Compensation Program for Fiscal 2007 – Equity for Fiscal 2007" section of the CD&A.

Option Exercises and Stock Vested

The following table reflects all stock option exercises and the vesting of restricted stock held by each of the named executive officers during fiscal 2007.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	175,000	3,533,760	166,667	5,181,413
Mr. Cooper	74,250	1,187,705	21,334	583,700
Mr. Waite	136,625	1,977,854	35,168	821,596
Mr. Martin	90,000	1,466,986	18,500	410,204
Ms. Bachmann	21,250	387,630	21,334	583,700

Pension Benefits

Pension Plan and Supplemental Pension Plan

The Pension Plan is maintained only for certain employees whose hire date preceded April 1, 1994. Effective January 1, 1996, the benefits accrued under the Pension Plan for certain highly compensated individuals were frozen at the then current levels. The Supplemental Pension Plan is maintained only for those executives whose benefits were frozen under the Pension Plan on January 1, 1996. Based on their respective dates of hire, Mr. Waite is the only named executive officer eligible to participate in these plans, and Mr. Fishman, Mr. Cooper, Mr. Martin and Ms. Bachmann may not participate in either plan.

The Pension Plan is intended to qualify under the IRC and comply with the Employee Retirement Security Income Act of 1974, as amended. The amount of the Big Lots' annual contribution to the Pension Plan is actuarially determined to accumulate sufficient funds to maintain projected benefits. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

Effective January 1, 1993, the annual retirement benefits payable upon retirement under the Pension Plan and the Supplemental Pension Plan was, and continues to be, equal to 1% of the average annual compensation during the participant's highest five consecutive year period multiplied by the years of service up to a maximum of 25 ("Normal Retirement Pension"), with participation and benefits being limited in and for any single year to one plan (not both plans) based on the participant's status as a highly compensated employee, as defined in the IRC. This benefit is payable when a participant reaches the normal retirement age of 65; however, the Pension Plan and Supplemental Pension Plan provide the option to retire early (generally at age 55) and to continue employment beyond the normal retirement age.

Under the Pension Plan and the Supplemental Pension Plan, a participant who has reached the age of 55 and has at least five years of service with us can elect to retire early and receive a reduced monthly pension commencing on the date of the participant's early termination. Alternatively, a participant who has reached the age of 65 can elect to continue employment with us and continue participation in either the Pension Plan or Supplemental Pension Plan until the participant retires, at which point the participant shall receive his Normal Retirement Pension. Participants who terminate employment due to a disability are entitled to a pension amount equal to the actuarially-determined present value of the Normal Retirement Pension. The spouse of a participant who dies before retirement is entitled to receive an amount equal to the actuarially-determined present value of the Normal Retirement Pension reduced for the period of time that the participant's death or 25th anniversary of employment, if later, precedes the normal retirement age. A participant who terminates employment for any reason other than death or retirement may receive a reduced pension amount determined by the number of years the participant worked for Big Lots.

Normally, a participant will receive a monthly payment from the Pension Plan and/or, if the participant was a highly compensated employee during his or her service period, the Supplemental Pension Plan upon reaching the normal age of retirement (or earlier if the participant elects the early retirement option). Alternatively, a participant can elect to receive a lump sum payment of the entire actuarial equivalent of the participant's accrued retirement pension or a reduced pension payable over a fixed number of months or elect the purchase of an annuity contract equivalent in value to the actuarial equivalent of the participant's accrued retirement pension. Upon a change in control, we may elect to effectuate a lump sum payment of all amounts accrued under the Supplemental Pension Plan.

For purposes of calculating benefits under the Pension Plan, compensation is defined to include a two month equivalent of the total cash remuneration paid for services rendered during a plan year prior to salary reductions pursuant to Sections 401(k) or 125 of the IRC, including bonuses, incentive compensation, severance pay, disability payments and other forms of irregular payments. The table below illustrates the amount of annual benefits payable at age 65 to a person with the specified five year average compensation and years of service under the Pension Plan combined with the Supplemental Pension Plan.

Final Average Compensation	Years of Service			
	10	15	20	25
$100,000	$10,000	$15,000	$20,000	$25,000
$125,000	$12,500	$18,750	$25,000	$31,250
$150,000	$15,000	$22,500	$30,000	$37,500
$175,000	$17,500	$26,250	$35,000	$43,750
$200,000	$20,000	$30,000	$40,000	$50,000
$225,000	$21,200	$31,800	$42,400	$53,000

The maximum annual benefit payable under the Pension Plan is restricted by the IRC ($180,000 for calendar year 2007; $185,000 for calendar year 2008). At December 31, 2007, the maximum five year average compensation taken into account for benefit calculation purposes was $212,000. The compensation taken into account for benefit calculation purposes is limited by law ($225,000 for calendar year 2007; $230,000 for calendar year 2008), and is subject to statutory increases and cost-of-living adjustments in future years. Income recognized as a result of the exercise of stock options is disregarded in computing benefits under the Pension Plan. A participant may elect whether the benefits are paid in the form of a single life annuity, a joint and survivor annuity or as a lump sum upon reaching the normal retirement age of 65.

Pension Benefits Table

The following table reflects the number of years of credited service and the present value of accumulated benefits payable to Mr. Waite under the Pension Plan and the Supplemental Pension Plan. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the "Critical Accounting Policies and Estimates – Pension" section of the MD&A in our Form 10-K regarding the interest rate, mortality rate and other assumptions underlying the calculations in this table.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. Fishman	N/A	—	—	—
Mr. Cooper	N/A	—	—	—
Mr. Waite	Pension Plan	19	26,554	—
	Supplemental Pension Plan	19	110,171	—
Mr. Martin	N/A	—	—	—
Ms. Bachmann	N/A	—	—	—

Nonqualified Deferred Compensation

Supplemental Savings Plan

All of the named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred compensation and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of our general creditors.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Elective Contributions"). Participant Elective Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings Plan. All Participant Elective Contributions are matched by us ("Employer Matching Contributions") at a rate of 100% for the first 2% of salary contributed and 50% for the next 4% of salary contributed. Additionally, the amount of the Employer Matching Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($225,000 for calendar year 2007). Accordingly, the maximum aggregate Employer Matching Contributions that could be made to a named executive officer participating in the Savings and Supplemental Savings Plans was $9,000 for fiscal 2007.

Under the Savings Plan and the Supplemental Savings Plan, a participant who has terminated employment with Big Lots is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive only the vested portion of the Employer Matching Contribution. Under both plans, 25% of the Employer Matching Contribution vests annually beginning on the second anniversary of the employee's hiring. All other unvested accrued benefits pertaining to Employer Matching Contributions will be forfeited. Upon a change in control, we may elect to effectuate a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Nonqualified Deferred Compensation Table

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan.

Name (a)	Executive Contributions in Last FY ($)(*1*) (b)	Registrant Contributions in Last FY ($)(*2*) (c)	Aggregate Earnings in Last FY ($)(*3*) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(*4*) (f)
Mr. Fishman	—	—	—	—	—
Mr. Cooper	68,692	4,793	16,854	—	240,015
Mr. Waite	19,821	4,793	18,015	—	729,591
Mr. Martin	94,615	4,793	12,290	—	284,818
Ms. Bachmann	16,673	4,793	3,318	—	91,987

(*1*) With respect to Mr. Cooper and Mr. Martin, $49,942 and $37,615 of the amounts in this column are included in their respective fiscal 2007 "Salary" reported in the Summary Compensation Table, while the balance is included in their respective fiscal 2006 "Non-Equity Incentive Plan Compensation" reported in the Summary Compensation Table as a result of their deferrals of a portion of the cash bonuses earned pursuant to the 2006 Bonus Plan for fiscal 2006 performance (paid in fiscal 2007). With respect to Mr. Waite and Ms. Bachmann, the amounts in this column are included in their respective fiscal 2007 "Salary" reported in the Summary Compensation Table.

(*2*) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2007.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the earnings on the investments designated by the named executive officer in his or her Supplemental Savings Plan account (i.e., appreciation in account value). The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

(4) $36,376, $23,061, $50,939 and $20,867 of the amounts in this column were included as compensation for Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann, respectively, in the Summary Compensation Table for fiscal 2006.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below addresses the rights of the named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated. The "Estimated Payments if Triggering Event Occurred at Fiscal Year End" section below reflects the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (i) involuntarily without cause; (ii) in connection with the executive's disability; (iii) upon the executive's death; or (iv) in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Under each employment agreement, if a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive.

If terminated without cause, Mr. Fishman would continue to receive his salary for two years and each of the other named executive officers would continue to receive his or her respective salary for one year. The salary continuation period is six months for all named executive officers if terminated in connection with becoming disabled. Each named executive officer would receive a lump sum payment equal to two times his or her salary if terminated in connection with a change in control (as discussed below). Additionally, each named executive officer is eligible (based on our achievement of at least the corporate performance amount corresponding to the floor bonus level) to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or in connection with his or her death or disability, and two times his or her stretch bonus if terminated following a change in control.

If a change in control occurs, then all outstanding stock options become exercisable upon the change in control to the full extent of the original grant and all unvested restricted stock vests. If termination of employment results from death or disability, then all exercisable stock options may be exercised until the earlier of the stock option award expiration date or one year after termination of employment. Additionally, if termination of employment results from death or disability, then unvested restricted stock awards made under the 2005 Incentive Plan will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. Upon termination for any other reason, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or three months after termination of employment. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

Mr. Fishman is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus the amount necessary to reimburse him for the taxes he would be liable for as a result of such continued healthcare coverage ("Tax Gross-Up Amount"). The other named executive officers are entitled to receive continued healthcare coverage for up to one year following a termination without cause or if terminated in connection with a change in control, plus a Tax Gross-Up Amount, except that Mr. Cooper is entitled to receive up to two years of coverage if he is terminated in connection with a change in control. Each of the named executive officers is entitled to receive continued healthcare coverage for six months following termination due to disability, plus long-term disability benefits. Additionally, if terminated without cause, each named executive officer is entitled to continue receiving an automobile or automobile allowance for two years, in the case of Mr. Fishman, or one year, in the case of the other named executive officers. See the narrative in the Nonqualified Deferred Compensation section above.

If the payments received by a named executive officer in connection with a change in control constitute an "excess parachute payment" under Section 280G of the IRC, the named executive officer is reimbursed for any excise tax imposed under Section 4999 of the IRC or, in the case of Mr. Fishman and Mr. Cooper, the executive's benefits under his employment agreement are reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount as compared to the excise tax reimbursement method applicable to all other named executive officers ("Excise Tax Benefit"). The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Change in Control Described

Generally, pursuant to the named executive officers' employment agreements, the 1996 Incentive Plan, the 2005 Incentive Plan, the 2006 Bonus Plan, the Supplemental Pension Plan, and the Supplemental Savings Plan, a "change in control" (and a "change of control," as such term is used interchangeably with "change in control" in certain employment agreements and the 2006 Bonus Plan) is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more (or actually acquires 35% or more, in the case of the 2006 Bonus Plan) of our outstanding voting securities;
- a majority of the Board is replaced within any two year (one year, in the case of the 2006 Bonus Plan) period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company (or, in the case of the 2006 Bonus Plan, a person or group acquires 40% or more of the gross fair market value of our assets).

Notwithstanding the foregoing definition, pursuant to the named executive officers' employment agreements and the plans specified above, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements, a named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed in the following paragraph), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- in the case of Mr. Fishman and Mr. Cooper, breach a term of the employment agreement; or
- in the case of Mr. Cooper, Mr. Waite, Mr. Martin and Ms. Bachmann, constructively terminate the executive (i.e., a resignation results from the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period provided in the named executive officers' employment agreements is two years following a change in control. Additionally, Mr. Fishman's protection period includes the six months preceding a change in control, and Mr. Cooper's protection period includes the three months preceding a change in control.

Estimated Payments if Triggering Event Occurred at Fiscal Year End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at February 2, 2008, the end of fiscal 2007.
- As noted in the "Non-Equity Incentive Plan Compensation" rows in the tables below, the amounts payable under the 2006 Bonus Plan upon termination: (i) without cause or due to disability or death are based on the bonus actually earned by the applicable named executive officer for fiscal 2007 performance; and (ii) in connection with a change in control are equal to two times the named executive officer's stretch bonus.
- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used for financial reporting purposes under generally accepted accounting principles, the cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) throughout the full period provided by (i) the named executive officer's employment agreement, if terminated involuntarily without cause or in connection with a change in control, or (ii) our policy, if terminated upon disability. Included in the amounts shown in the "Healthcare Coverage" row in the tables below for a named executive officer who receives continued healthcare benefits following an involuntary termination without cause or a termination in connection with a change in control are the related Tax Gross-Up Amounts. The Tax Gross-Up Amount would be paid under the terms of the named executive officer's employment agreement. No such reimbursement would be due to a named executive officer whose employment terminates upon disability.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.
- The amounts in the "Accelerated Equity Awards" row in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2007 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have vested on an accelerated basis had a change in control occurred as the end of fiscal 2007. The closing market price of our common shares on the final trading day on the NYSE during fiscal 2007 was $17.51 per share. This amount does not reflect any equity awards that have vested or have been granted in fiscal 2008.

Steven S. Fishman

The following table reflects the payments that would have been due to Mr. Fishman in the event of a change in control or the termination of his employment on February 2, 2008.

	Event Occurring at February 2, 2008						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	2,050,000	—	512,500	—	2,050,000	—
Non-Equity Incentive Plan Compensation ($)	—	1,810,765	—	1,810,765	1,810,765	4,100,000	—
Healthcare Coverage ($)	—	43,680	—	7,431	—	43,680	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	21,972	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	4,496,250	4,496,250
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Joe R. Cooper

The following table reflects the payments that would have been due to Mr. Cooper in the event of a change in control or the termination of his employment with us on February 2, 2008.

	Event Occurring at February 2, 2008						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	400,000	—	200,000	—	800,000	—
Non-Equity Incentive Plan Compensation ($)	—	353,320	—	353,320	353,320	800,000	—
Healthcare Coverage ($)	—	35,298	—	12,010	—	70,595	—
Long-Term Disability Benefit ($)	—	—	—	22,333	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	368,013	368,013
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Brad A. Waite

The following table reflects the payments that would have been due to Mr. Waite in the event of a change in control or the termination of his employment with us on February 2, 2008. Additionally, assuming his employment terminated at the end of fiscal 2007, the estimated lump-sum present value of Mr. Waite's benefit under the Pension Plan and Supplemental Pension Plan would have been $179,183.

	Event Occurring at February 2, 2008						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	535,000	—	267,500	—	1,070,000	—
Non-Equity Incentive Plan Compensation ($)	—	708,875	—	708,875	708,875	1,605,000	—
Healthcare Coverage ($)	—	35,298	—	12,010	—	35,298	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	388,019	388,019
Excise Tax Benefit ($)	—	—	—	—	—	0	0

John C. Martin

The following table reflects the payments that would have been due to Mr. Martin in the event of a change in control or the termination of his employment with us on February 2, 2008.

	Event Occurring at February 2, 2008						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	500,000	—	250,000	—	1,000,000	—
Non-Equity Incentive Plan Compensation ($)	—	530,000	—	530,000	530,000	1,200,000	—
Healthcare Coverage ($)	—	21,840	—	7,431	—	21,840	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	253,306	253,306
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Lisa M. Bachmann

The following table reflects the payments that would have been due to Ms. Bachmann in the event of a change in control or the termination of her employment with us on February 2, 2008.

	Event Occurring at February 2, 2008						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	415,000	—	207,500	—	830,000	—
Non-Equity Incentive Plan Compensation ($)	—	366,570	—	366,570	366,570	830,000	—
Healthcare Coverage ($)	—	35,298	—	12,010	—	35,298	—
Long-Term Disability Benefit ($)	—	—	—	23,171	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	368,013	368,013
Excise Tax Benefit ($)	—	—	—	—	—	0	0

PROPOSAL TWO: APPROVAL OF AMENDMENTS TO THE BIG LOTS 2005 LONG-TERM INCENTIVE PLAN

Background

On May 17, 2005, our shareholders approved the 2005 Incentive Plan. The 2005 Incentive Plan is an omnibus equity compensation plan that provides for a variety of types of awards to allow for flexibility. The 2005 Incentive Plan permits the granting of (i) NQSOs, (ii) ISOs, (iii) SARs, (iv) restricted stock, (v) restricted stock units, and (vi) performance units (NQSOs, ISOs, SARs, restricted stock, restricted stock units, and performance units are referred to collectively as "Awards").

We believe the 2005 Incentive Plan is an important element of our compensation program, as it serves to align the interests of participants with those of our shareholders through increased ownership of our common shares. Additionally, we believe the 2005 Incentive Plan assists us in attracting, retaining and motivating participants.

Proposed Amendments

Based on the recommendation of the Compensation Committee (which we refer to as the "Committee" throughout this discussion of Proposal Two), the Board has adopted, subject to shareholder approval at the Annual Meeting, the following amendments to the 2005 Incentive Plan:

- *Permit outside directors to be eligible to participate in the 2005 Incentive Plan.* We believe this change is necessary, because only 47,609 common shares presently are available for issuance under the Director Stock Option Plan, which we believe is insufficient to continue to provide the outside directors with equity awards in an amount necessary to (i) retain and motivate our current outside directors, (ii) attract new outside directors, and (iii) properly align the interests of our outside directors with those of our shareholders. If the proposed amendments to the 2005 Incentive Plan are approved by our shareholders, the Board will amend the Director Stock Option Plan so that no additional awards may be made under that plan and future equity awards to our outside directors will be granted under the 2005 Incentive Plan at the discretion of the Committee.
- *Add 2,100,000 common shares to the total number of our common shares reserved and available for distribution pursuant to Awards granted under the 2005 Incentive Plan.* As initially approved by our shareholders, the total number of common shares available for Awards granted under the 2005 Incentive Plan equals the sum of: (i) 1,250,000 common shares; plus (ii) the 2,001,142 common shares that remained available for use under the 1996 Incentive Plan on December 30, 2005; plus (iii) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 Incentive Plan is in effect. We believe that the proposed

increase in available common shares under the 2005 Incentive Plan is necessary for us to (i) grant future Awards to our outside directors, (ii) continue to attract, retain and motivate director and employee participants, and (iii) continue to align the interests of participants with the interests of our shareholders.

- *Ensure that any Award made under the 2005 Incentive Plan that constitutes deferred compensation for purposes of Section 409A of the IRC is paid in accordance with the requirements of Section 409A.*
- *Require that equitable antidilutive adjustments be made in the event of certain changes affecting us (e.g., a merger, spin-off or reorganization) or our capital structure (e.g., a stock split, stock dividend or recapitalization).* Under FAS 123R, any change to the terms of an equity award constitutes a modification for which companies are: (i) required to calculate the incremental fair value of the modified award; (ii) reassess the probability of vesting; and (iii) recognize any incremental compensation cost over the remaining service period. For example, modification accounting may apply if, after a 2-for-1 stock split, a company elects (but is not required) to double the number of common shares underlying a preexisting stock option and reduce by one-half the exercise price of the stock option in order to preserve the value of the stock option after the stock split. Because the potential incurrence of incremental compensation cost under FAS 123R depends on whether these adjustments are required (as opposed to permitted) by the antidilution provisions of the equity compensation plan, we believe it is advisable to add a mandatory antidilution provision to the 2005 Incentive Plan. While the 2005 Incentive Plan possesses an antidilution provision, equitable adjustments thereunder are discretionary. We believe amending the 2005 Incentive Plan to make the antidilution provision mandatory, we will avoid potential compensation costs we may incur under the modification accounting guidance of FAS 123R in the event of certain changes affecting us or our capital structure. We are not presently contemplating a reorganization, recapitalization, merger, spin-off, stock split or other change relating to us or our capital structure that would trigger antidilution adjustments.
- *Allow participants one year from the date of their termination of service to exercise all vested NQSOs and SARs.* Currently, a participant may exercise his or her vested NQSOs and SARs for (i) one year after termination of service if he or she terminates service because of death or disability and (ii) 90 days after termination of service if he or she terminates service for any other reason (in each case, subject to the expiration date of the Award). The proposed amendments will allow a participant, under all circumstances, one year after the date of his or her termination of service to exercise all vested NQSOs and SARs (in each case, subject to the expiration date of the Award). We believe this change is necessary to provide equity awards that are competitive with those companies with whom we compete for talent.
- *Change the way we administer Awards.* The proposed amendments will modify the way in which we administer the settlement of Awards, the payment of stock option exercise prices, and the satisfaction of tax withholding obligations after the exercise or vesting of Awards. We believe these modifications are necessary to allow us to more efficiently administer the 2005 Incentive Plan.
- *Update and clarify certain performance criteria and adjustment categories and add a new adjustment category.* The proposed amendments to Article X (Performance-Based Awards) of the 2005 Incentive Plan principally consist of (i) updates to reflect current authoritative literature referenced in, and to further clarify, the performance criteria and adjustment categories, and (ii) the inclusion of a new adjustment category to account for the tax effect of any tax laws or regulations, or amendments thereto, that become effective after the beginning of the applicable period during which the Committee measures whether or not Awards intended to qualify as "performance based compensation" under Section 162(m) are earned ("Performance Period"). We believe the updates and clarifications facilitate a better understanding of the plan's terms by participants, shareholders, administrators and us. We believe the addition of the new adjustment category is appropriate to account for changes in tax laws or regulations that are not effective, and therefore not included in the performance measures established by the Committee, at the beginning of the Performance Period.

The proposed amendments to the 2005 Incentive Plan will become effective if and when approved by our shareholders at the Annual Meeting. In the event that our shareholders do not approve the proposed amendments to the 2005 Incentive Plan, Awards previously granted by us under the 2005 Incentive Plan will remain valid and the 2005 Incentive Plan will remain in effect.

The complete text of the 2005 Incentive Plan, marked to show the proposed amendments, is attached to this Proxy Statement as Appendix I. The following summary of the 2005 Incentive Plan, as proposed to be amended, is qualified in its entirety by reference to Appendix I.

Administration

The 2005 Incentive Plan is administered by the Committee. The selection of participants in the 2005 Incentive Plan, the level of participation of each participant and the terms and conditions of all Awards are determined by the Committee. Though not required by the 2005 Incentive Plan, the Committee generally seeks the approval of all outside directors when granting Awards to our executives, as we believe this approach represents best practices in corporate governance. The Committee has discretionary authority to interpret the 2005 Incentive Plan, to prescribe, amend and rescind rules and regulations relating to the 2005 Incentive Plan, and to make all other determinations necessary or advisable for the administration of the 2005 Incentive Plan. The Committee may delegate authority to administer the 2005 Incentive Plan as it deems appropriate, subject to the express limitations set forth in the 2005 Incentive Plan.

Term, Termination and Amendment

The 2005 Incentive Plan will expire on May 16, 2012, unless terminated earlier by the Board. Although the Board may amend or alter the 2005 Incentive Plan, it may not do so without shareholder approval of any amendment to the extent shareholder approval is required to comply with NYSE listing requirements. In addition, no amendment, alteration or termination of the 2005 Incentive Plan may adversely affect any outstanding Award without the consent of the participant other than amendments (i) to cause the 2005 Incentive Plan to comply with applicable law, (ii) to permit us a tax deduction under applicable law, or (iii) designed for us to avoid an expense charge.

Share Limitations

With the approval of the proposed amendments, the number of common shares available for issuance under the 2005 Incentive Plan will equal the sum of: (i) 1,250,000 common shares; plus (ii) the 2,001,142 common shares that remained available for use under the 1996 Incentive Plan on December 30, 2005; plus (iii) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of the Company's fiscal years that the 2005 Incentive Plan is in effect; plus (iv) 2,100,000 newly issued common shares. The 2005 Incentive Plan provides that the total number of common shares underlying Awards granted under the 2005 Incentive Plan, the Director Stock Option Plan, the expired 1996 Incentive Plan, and the expired ESO Plan may not exceed 15% of all of our issued and outstanding common shares (including treasury shares) as of any date. If our shareholders approve the proposed amendments to the 2005 Incentive Plan, we anticipate that the 2,100,000 additional common shares that may then be granted thereunder will be registered by us under the Securities Act of 1933, as amended, during fiscal 2008.

The aggregate number of common shares underlying restricted stock, restricted stock units and performance units granted under the 2005 Incentive Plan shall not exceed one-third of all common shares underlying Awards granted under the Plan. The maximum aggregate number of common shares that may be granted under the 2005 Incentive Plan shall not exceed 5,000,000.

The 2005 Incentive Plan is designed to meet the requirements for deductibility of executive compensation under Section 162(m) with respect to stock options, SARs, restricted stock and other Awards that are intended to qualify as "performance based compensation" under Section 162(m). In order to meet Section 162(m) requirements, the 2005 Incentive Plan provides limits on the number and type of common shares that any one participant may receive. Awards granted to a covered employee (as that term is used within Section 162(m)) that are intended to qualify as "performance based compensation" under Section 162(m), are limited to: (i) 2,000,000 shares of restricted stock per participant annually; (ii) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (iii) $6,000,000 through performance units per participant during any three consecutive calendar years.

Common shares issued under the 2005 Incentive Plan will be authorized but unissued common shares of the Company, treasury shares, or shares purchased in the open market. To the extent that any Award payable in common shares is forfeited, cancelled, terminated or relinquished, the common shares covered thereby will no longer be charged against the maximum share limitation and may again be made subject to Awards under the 2005

Incentive Plan. However, the following types of common shares may not become again available for issuance as an Award: (i) common shares tendered by participants as full or partial payment to us upon the exercise of Awards granted under the 2005 Incentive Plan; (ii) common shares underlying an exercised SAR that are not issued upon the settlement of such SAR; and (iii) common shares withheld by, or otherwise remitted to, us to meet our withholding obligations arising upon the exercise of any Award.

Eligibility and Participation

With the approval of the proposed amendments, in the Committee's discretion, all of our directors and all of our and our affiliates' salaried employees, consultants and advisors will be eligible to participate in the 2005 Incentive Plan. As of the record date, we had no employees and our affiliates had approximately 3,900 salaried employees. In fiscal 2008, approximately 90 of our affiliates' employees (and no consultants or advisors) have received or are expected to receive Awards under the 2005 Incentive Plan, although this may vary from year to year. If our shareholders approve the proposed amendments, we anticipate making Awards to all eight of our outside directors in fiscal 2008. From time to time, the Committee will determine who will be granted Awards, the number of shares subject to such Awards, and all other terms of the Awards.

Awards

Since January 1, 2006, equity compensation awards to employees have been limited to NQSOs and restricted stock under the 2005 Incentive Plan. Our current equity compensation awards to outside directors are limited to NQSOs under the Director Stock Option Plan. The 2005 Incentive Plan authorizes the grant of NQSOs, ISOs, SARs, restricted stock, restricted stock units and performance units, each of which is described below.

Stock Options

Stock options granted under the 2005 Incentive Plan may be either NQSOs or ISOs. The exercise price of any stock option granted may not be less than the fair market value of our common shares on the grant date. The stock option exercise price is payable in cash, by certified check, with our common shares, through a broker-assisted cashless exercise, by withholding common shares subject to the stock option having a fair value equal to the stock option exercise price, or any combination of the foregoing.

The Committee determines the terms of each stock option grant at the time of the grant. However, the aggregate fair market value (determined as of the grant date) of the common shares subject to ISOs that are exercisable by any participant for the first time in any calendar year under all of our plans may not be larger than $100,000. The Committee specifies at the time each stock option is granted the time or times at which, and in what proportions, the stock option becomes vested and exercisable. In general, no stock options shall be exercisable in fewer than six months after the grant date and no more than one-third of the common shares underlying a stock option shall become exercisable before each of the first three anniversary dates after the grant date. Additionally, a stock option that vests upon the attainment of a specified business performance goal established by the Committee may not be exercised sooner than one year after the grant date. Pursuant to the terms of the 2005 Incentive Plan, the Committee may accelerate the vesting of stock options. A stock option shall expire no later than 10 years after the grant date. In general, a stock option expires upon the earlier of (i) its stated expiration date or (ii) one year after the participant terminates service (except in the case of ISOs which must be exercised within three months after termination of service).

Stock Appreciation Rights

A SAR entitles the participant, upon settlement, to receive a payment based on the excess of the fair market value of our common shares on the settlement date over the base price of the SAR, multiplied by the number of SARs being settled. The base price of a SAR may not be less than the fair market value of our common shares on the grant date. SARs may be payable in cash, our common shares or a combination of both.

The Committee determines the vesting requirements and the payment and other terms of a SAR. Vesting may be based on the continued service of the participant for specified time periods or the attainment of a specified business performance goal established by the Committee or both. In general, no more than one-third of a SAR may be exercised before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the SAR may not vest before the first anniversary after the grant date. Pursuant to the terms of the 2005 Incentive Plan, the Committee may accelerate the vesting of SARs. A SAR shall expire no later than 10 years after the grant date. In general, a SAR expires upon the earlier of (i) its stated expiration date or (ii) one year after the participant terminates service.

SARs may be granted on a stand-alone basis or in tandem with another Award. A stand-alone SAR is a SAR that is not associated with any other Award. A tandem SAR is a SAR that is granted in association with a stock option, is subject to the same terms that affect the stock option and may be exercised instead of the stock option (in which case the stock option is cancelled) or expires if the stock option is exercised.

Restricted Stock

A restricted stock Award represents our common shares that are issued subject to restrictions on transfer and vesting requirements as determined by the Committee. Vesting requirements may be based on the continued service of the participant for specified time periods or the attainment of a specified business performance goal established by the Committee. In general, no more than one-third of simultaneously granted restricted stock Awards may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the restricted stock may not vest sooner than the first anniversary after the grant date.

Subject to the transfer restrictions and vesting requirements of the restricted stock Award, the participant has the same rights as our shareholders during the restriction period, including all voting and dividend rights, although the Committee may provide that dividends and restricted stock certificates will be held in escrow during the restriction period (and forfeited or distributed depending on whether applicable performance goals or service restrictions have been met). Also, any stock dividends will be subject to the same restrictions that apply to the restricted stock upon which the stock dividends are issued. Unless the Committee specifies otherwise in the Award agreement, the restricted stock is forfeited if the participant terminates service before the restricted stock vests or if applicable terms and conditions have not been met at the end of the restriction period.

Restricted Stock Units

An Award of restricted stock units provides the participant the right to receive a payment based on the value of our common shares. Restricted stock units may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of a specified business performance goal established by the Committee. In general, no more than one-third of simultaneously granted restricted stock unit Awards may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of a specified business performance goal established by the Committee, then the restricted stock units may not vest sooner than the first anniversary after the grant date. Restricted stock units are payable in cash, our common shares or a combination of both, as determined by the Committee.

Participants receiving restricted stock units do not have, with respect to such restricted stock units, any of the rights of a shareholder. Unless the Committee specifies otherwise in the Award agreement, the restricted stock unit Award is forfeited if the participant terminates service before the restricted stock unit vests or if applicable terms and conditions have not been met at the end of the restriction period.

Performance Units

An Award of performance units provides the participant the right to receive our common shares if specified terms and conditions are met. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of a specified business performance goal established by the Committee. In general, no more than one-third of the performance units may vest before each of the first three anniversary dates after the grant date. However, if vesting is based on the attainment of specified business performance goals established by the Committee, then the performance units may not vest sooner than the first anniversary after the grant date. Performance unit Awards are payable in cash, our common shares or a combination of both. If cash settlement is made, the amount distributed will be the fair market value of the number of common shares that otherwise would have been distributed to settle the performance units. Unless the Committee specifies otherwise in the Award agreement, the performance units are forfeited if the participant terminates service before the performance units are earned.

Performance-Based Awards

Generally, Section 162(m) provides that we may not deduct more than $1,000,000 of compensation paid during any fiscal year to our covered employees (i.e., our CEO or our three other highest compensated executives (excluding the principal financial officer) employed at the end of the fiscal year). However, this limit does not apply to "performance based compensation." Any Awards granted under the 2005 Incentive Plan may be granted in a form that qualifies for the "performance based compensation" exception under Section 162(m). Under Section 162(m), the terms of the Award must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the Award, and must preclude discretion to increase the amount of compensation payable under the terms of the Award (but may give the Committee discretion to decrease the amount of compensation payable). The 2005 Incentive Plan specifies performance goals that the Committee must use when granting a performance-based Award. As described above, the 2005 Incentive Plan imposes certain limitations on the number and value of performance-based Awards to covered employees.

Effect of Change in Control

Awards granted under the 2005 Incentive Plan are generally subject to special provisions upon the occurrence of a change in control (as defined in the 2005 Incentive Plan and discussed in the "Executive Compensation" section of this Proxy Statement). For Awards granted under the 2005 Incentive Plan, if a change in control occurs, then: (i) all outstanding stock options and SARs shall become fully exercisable; (ii) all remaining restrictions applicable to restricted stock and restricted stock units shall lapse and such restricted stock and restricted stock units shall become free of restrictions, fully vested and transferable; and (iii) any performance goals or other condition applicable to performance units shall be deemed to be satisfied in full with the common shares or cash subject to such Award being fully distributable. Payments under Awards that become subject to the excess parachute payment rules of Section 280G of the IRC may be reduced under certain circumstances. See the "Tax Treatment of Awards — Sections 280G and 4999" section below for more details.

Limited Transferability

All Awards or common shares subject to an Award under the 2005 Incentive Plan are nontransferable except upon death, either by the participant's will or the laws of descent and distribution or through a beneficiary designation, and Awards are exercisable during the participant's lifetime only by the participant (or by the participant's legal representative in the event of the participant's incapacity).

Equitable Adjustments

With the approval of the proposed amendments, in the event of a reorganization, recapitalization, merger, spin-off, stock split or other specified changes affecting us or our capital structure, the Committee is required to make equitable adjustments that reflect equitably the effects of such changes to the participants. Such adjustments may relate to the number of our common shares available for grant, as well as to other maximum limitations under the 2005 Incentive Plan (e.g., exercise prices and number of Awards), and the number of our common shares or other rights and prices under outstanding Awards.

Plan Benefits

The Committee has discretionary authority to grant Awards pursuant to the 2005 Incentive Plan. The 2005 Incentive Plan does not contain any provision for automatic grants. As a result, the future Awards, benefits or amounts that may be received by any individual participant or group of participants are not determinable.

As set forth in the table below, the following Awards have been granted under the 2005 Incentive Plan since its inception to: (i) each named executive officer; (ii) all current executive officers; and (iii) all of our employees who are not executive officers. All of the outstanding Awards were granted for compensatory purposes.

Name or Identity of Group	Common Shares Underlying Stock Option Awards (#)	Common Shares Underlying Restricted Stock Awards (#)
Mr. Fishman (1)	450,000	225,000
Mr. Cooper (1)	78,500	28,500
Mr. Waite (1)	84,000	31,000
Mr. Martin (1)	51,500	18,500
Ms. Bachmann (1)	78,500	28,500
Executive Group	1,005,400	424,200
Non-Executive Director Group (2)	—	—
Non-Executive Officer Employee Group	1,138,500	191,900

(1) For additional information regarding Awards made to the named executive officers during fiscal 2007 and each named executive officer's title, see the Summary Compensation Table and the Grants of Plan-Based Awards table in this Proxy Statement.

(2) No current outside director has received an Award under the 2005 Incentive Plan. For additional information regarding the equity awarded to outside directors, see the Director Compensation section of this Proxy Statement.

Tax Treatment of Awards

The following summary of the United States federal income tax implications of Awards under the 2005 Incentive Plan is based on the provisions of the IRC (and any relevant rulings and regulations issued under the IRC) as of the date of this Proxy Statement. The summary is not intended to be a complete description of the United States federal income tax laws, does not constitute tax advice and does not describe state, local or foreign tax consequences.

Incentive Stock Options

An ISO generally results in no taxable ordinary income to the participant or deduction to us at the time the ISO is granted or exercised. However, the excess of the fair market value of the common shares acquired over the stock option exercise price is an item of adjustment in computing the alternative minimum taxable income of the participant. If the participant holds the common shares received as a result of an exercise of an ISO for at least two years from the grant date and one year from the exercise date, then the gain realized on disposition of the common shares is treated as a long-term capital gain. If the common shares are disposed of within either of these periods (i.e., a "disqualifying disposition"), then the participant will include in income, as compensation for the year of the disqualifying disposition, an amount equal to the excess, if any, of the fair market value of the common shares, upon exercise of the stock option over the stock option exercise price (or, if less, the excess of the amount realized upon disposition over the stock option exercise price). The excess, if any, of the sale price over the fair market value on the exercise date will be a short-term capital gain. In such case, we will be entitled to a deduction, generally in the year of such a disposition, for the amount includible in the participant's income as compensation. The participant's basis in the common shares acquired upon exercise of an ISO is equal to the stock option exercise price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A NQSO results in no taxable income to the participant or deduction to us at the time it is granted. A participant exercising a NQSO will, at that time, realize taxable compensation in the amount of the difference between the stock option exercise price and the then-current fair market value of the common shares. Subject to the applicable provisions of the IRC, a deduction for federal income tax purposes will be allowable to us in the year of exercise in an amount equal to the taxable compensation recognized by the participant.

The participant's basis in such common shares is equal to the sum of the stock option exercise price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the common shares will be a long-term or short-term gain (or loss), depending upon the holding period of the common shares.

If a participant tenders previously owned common shares in payment of the NQSO exercise price, then, instead of the treatment described above, the following generally will apply: a number of new common shares equal to the number of previously owned common shares tendered will be considered to have been received in a tax-free exchange; the participant's basis and holding period for such number of new common shares will be equal to the basis and holding period of the previously owned common shares exchanged; the participant will have compensation income equal to the fair market value on the exercise date of the number of new common shares received in excess of such number of exchanged common shares; the participant's basis in such excess shares will be equal to the amount of such compensation income; and the holding period in such common shares will begin on the exercise date.

Stock Appreciation Rights

Generally, a participant that receives a stand-alone or tandem SAR will not recognize taxable income at the time the SAR is granted. If a participant receives the appreciation inherent in either form of SAR in cash, the cash will be taxed as ordinary income to the participant at the time it is received. If a participant receives the appreciation inherent in either form of SARs in common shares, the spread between the then-current fair market value of the common shares and the base price will be taxed as ordinary income to the participant at the time it is received. In general, there will be no federal income tax deduction allowed to us upon the grant or termination of either form of SAR. However, upon the settlement of either form of SAR, we will be entitled to a deduction equal to the amount of ordinary income the participant is required to recognize as a result of the settlement.

Other Awards

The current United States federal income tax consequences of other Awards authorized under the 2005 Incentive Plan are generally in accordance with the following: (i) the fair market value of restricted stock is generally subject to ordinary income tax at the time the restrictions lapse, unless the participant elects to accelerate recognition as of the grant date, and (ii) the amount of cash paid (or the fair market value of the common shares issued) to settle restricted stock units and performance units is generally subject to ordinary income tax. In each of the foregoing cases, we will generally be entitled to a corresponding federal income tax deduction at the same time the participant recognizes ordinary income.

Section 162(m)

As described above, Awards granted under the 2005 Incentive Plan may qualify as "performance based compensation" under Section 162(m) in order to preserve federal income tax deductions by us with respect to annual compensation required to be taken into account under Section 162(m) that is in excess of $1,000,000 and paid to our CEO or our three other highest compensated executives (excluding the principal financial officer) employed at the end of the fiscal year. To qualify for this exception, Awards must be granted under the 2005 Incentive Plan by the Committee and satisfy the 2005 Incentive Plan's limit on the total number of common shares that may be awarded to any one participant during a year. In addition, for Awards other than stock options to qualify as "performance based compensation," the issuance or vesting of the Award, as applicable, must be contingent upon satisfying one or more of the performance goals listed in the 2005 Incentive Plan, as established and certified by the Committee.

Sections 280G and 4999

Section 280G of the IRC disallows deductions for excess parachute payments and Section 4999 of the IRC imposes penalties on persons who receive excess parachute payments. A parachute payment is the present value of any compensation amount that is paid to "disqualified individuals" (such as our and our subsidiaries' officers and highly paid employees) that are contingent upon or paid on account of a change in control – but only if such payments, in the aggregate, are equal to or greater than 300% of the participant's taxable compensation averaged over the five calendar years ending before the change in control (or over the participant's entire period of service if that period is less than five calendar years). This average is called the "Base Amount." An excess parachute payment is the amount by which any parachute payment exceeds the portion of the Base Amount allocated to such payment.

Some participants in the 2005 Incentive Plan may receive parachute payments in connection with a change in control. If this happens, the value of each participant's parachute payment from the 2005 Incentive Plan must be combined with other parachute payments the same participant is entitled to receive under other agreements or arrangements with us or our subsidiaries, such as an employment agreement or a change in control agreement. If the participant is a disqualified individual and the combined value of all parachute payments is an excess parachute payment, the participant must pay an excise tax equal to 20% of the value of all parachute payments above 100% of the participant's Base Amount. This tax is due in addition to other federal, state and local income, wage and employment taxes. Also, neither we nor any of our subsidiaries would be able to deduct the amount of any participant's excess parachute payment and the $1,000,000 limit on deductible compensation under Section 162(m) would be reduced by the amount of the excess parachute payment.

The 2005 Incentive Plan addresses excess parachute payment penalties. Generally, if a participant in the 2005 Incentive Plan receives an excess parachute payment, the value of the payment is reduced to avoid the excess parachute penalties. However, the 2005 Incentive Plan also states that other means of dealing with these penalties will be applied if required by the terms of another written agreement (whether currently in effect or adopted in future) with us or any of our subsidiaries (such as an employment or a change in control agreement). Each named executive officer has an employment agreement with the Company that provides that the executive would also receive a payment in the amount necessary to hold them harmless from the effects of Sections 280G and 4999 of the IRC.

Section 83(b)

A participant may elect pursuant to Section 83(b) of the IRC to have income recognized at the grant date of an Award of restricted stock, restricted stock units or performance units and to have the applicable capital gain holding period commence as of that date. If a participant makes this election, we will be entitled to a corresponding tax deduction equal to the value of the Awards affected by this election.

Section 409A

Section 409A of the IRC, which became effective January 1, 2005, imposes certain restrictions on amounts deferred under nonqualified deferred compensation plans and a 20% excise tax on amounts that are subject to, but do not comply with, Section 409A of the IRC. Section 409A of the IRC includes a broad definition of nonqualified deferred compensation plans, which includes certain types of equity incentive compensation. It is intended that the Awards granted under the 2005 Incentive Plan will comply with or be exempt from the requirements of Section 409A of the IRC and the treasury regulations promulgated thereunder (and any subsequent notices or guidance issued by the Internal Revenue Service).

Market Value

On March 31, 2008, the closing price of our common shares traded on the NYSE was $22.30 per share.

Equity Compensation Plan Information

The following table summarizes information as of February 2, 2008, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	4,124,470 *(1)(2)*	19.20	2,432,681 *(3)*
Equity compensation plans not approved by security holders	—	—	—
Total	4,124,470	19.20	2,432,681

(1) Includes stock options granted under the 2005 Incentive Plan, the Director Stock Option Plan and the 1996 Incentive Plan. In addition, we had 320,900 shares of unvested restricted stock outstanding under the 2005 Incentive Plan.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

2005 Incentive Plan	1,857,350
Director Stock Option Plan	372,500
1996 Incentive Plan	1,894,620

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

2005 Incentive Plan	2,385,072
Director Stock Option Plan	47,609
1996 Incentive Plan	—

The 1996 Incentive Plan terminated on December 31, 2005. The number of common shares available for issuance under the 2005 Incentive Plan is adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 Incentive Plan is in effect. Additionally, the common shares shown in the above table and footnotes do not reflect the additional common shares that will be authorized for issuance under the 2005 Incentive Plan if our shareholders approve the amendments to the 2005 Incentive Plan (in which case, no additional awards will be made under the Director Stock Option Plan).

See the "Stock Ownership - Ownership of Our Common Shares by Certain Beneficial Owners and Management" section of this Proxy Statement for additional information with respect to security ownership of certain beneficial owners and management.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE AMENDMENTS TO THE 2005 INCENTIVE PLAN.

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Our common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of the independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2007.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2007, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (i) our consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2008. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2007. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects our independent registered public accounting firm.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has considered whether the independent registered public accounting firm's provision of any non-audit services to Big Lots is compatible with maintaining such firm's independence. Consistent with the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2007, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2007 ($)	Fiscal 2006 ($)
Audit Fees	1,348	1,437
Audit-Related Fees *(1)*	27	115
Tax Fees *(2)*	296	112
All Other Fees *(3)*	2	—
Total Fees	1,673	1,664

(1) For fiscal 2007, the audit-related fees principally related to accounting consultation. For fiscal 2006, the audit-related fees principally related to audits of employee benefit plans and accounting consultation.

(2) For fiscal 2007 and fiscal 2006, the tax fees principally related to tax planning, tax consultation and tax compliance services.

(3) Online subscription fee for technical accounting support.

Audit Committee Report

In connection with the audited financial statements for fiscal 2007, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, (Communication with Audit Committees), as modified or supplemented. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and has discussed the independent registered public accounting firm's independence with the firm.

As part of this process, the Audit Committee continued to monitor the scope and adequacy of our internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for fiscal 2007 for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Jeffrey P. Berger
Russell Solt

PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008

At its March 4, 2008 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2008. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not approve the ratification of the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at the 2009 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 16, 2008 to be eligible for inclusion in our 2009 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at the 2009 annual meeting of shareholders without including that proposal in our 2009 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before March 2, 2009, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2009 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

ANNUAL REPORT ON FORM 10-K

Our Form 10-K is included with this Proxy Statement in our 2007 Annual Report to Shareholders. Shareholders may also receive a copy of our Form 10-K without charge by writing to: Investor Relations, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. Our Form 10-K may also be accessed in the Investor Relations section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders, and the proxy card) to shareholders of record on the record date, brokers, banks and other holders of record must, at our expense, provide our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $6,500, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two and Proposal Three above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies returned to us will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 15, 2008
Columbus, Ohio

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APPENDIX I

BIG LOTS

2005 LONG-TERM INCENTIVE PLAN

AMENDED AND RESTATED EFFECTIVE MAY 29, 2008

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BIG LOTS
2005 LONG-TERM INCENTIVE PLAN

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1 Restatement. The Plan was initially adopted on the Effective Date and is hereby amended and restated in its entirety effective on the Restatement Date. ~~Establishment. The Big Lots 2005 Long-Term Incentive Plan ("Plan") is hereby established by Big Lots, Inc. ("Company"), effective as of the date it is approved by the Company's shareholders ("Effective Date").~~

1.2 Purposes. The Plan is intended to promote the Company's long-term financial success and materially increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participants to acquire ownership interests in the Company, attract and retain talented associates and enable Participants to participate in the Company's long-term growth and financial success.

ARTICLE II

DEFINITIONS

When used in ~~this~~ the Plan, the following terms have the meaning given to them in this ~~section~~ Article II unless another meaning is expressly provided elsewhere in ~~this~~ the Plan or required by the plain context in which it is used. When applying the terms defined in this ~~section~~ Article II and other terms used throughout the Plan, the form of any term, phrase or word will, as appropriate, include any and all of its forms.

2.1 "Affiliate" means (1) in the case of an ISO, a "parent corporation" or a "subsidiary corporation" of the Company, as those terms are defined in Code §§424(e) and (f), respectively; and (2) in all other cases, any other entity (other than the Company) regardless of its form that directly or indirectly controls, is controlled by or is under common control with, the Company within the meaning of Code §414(b), as modified by Section 409A of the Code ~~but substituting "50 percent" for "80 percent" when determining controlling interest under Code §414(b)~~.

2.2 "Award" means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Performance Unit granted to a Participant under the Plan. At the Committee's discretion, an Award may be granted as a Performance-Based Award.

2.3 "Award Agreement" means any written or electronic agreement granting an Award to a Participant. Each Award Agreement will specify the Grant Date and describe the terms and conditions imposed on the Award.

2.4 "Beneficiary" means any person (or entity), who (or which) has been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the compensation or to exercise the rights that are due or exercisable at the Participant's death. If there is no designated beneficiary, the term means any person or entity entitled by will or the applicable laws of descent and distribution to receive such compensation.

2.5 "Board of Directors" or "Board" means the Company's board of directors.

2.6 "Change in Control" means any one or more of the following events:

(1) ~~a~~Any person or group ~~(~~as defined for purposes of Section 13(d) of the Exchange Act~~)~~ becomes the beneficial owner of, or has the right to acquire (by contract, option, warrant, conversion of convertible securities or otherwise), 20 percent or more of the outstanding equity securities of the Company entitled to vote for the election of directors;

(2) ~~a~~A majority of the members of the Board of Directors ~~of the Company~~ then in office is replaced within any period of two years or less by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board of Directors at any date consists of persons not so nominated and approved; or

(3) ~~t~~The shareholders of the Company approve an agreement to merge or consolidate with another corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including, without limitation, a plan of liquidation).

Provided, however, the other provisions of this Section 2.6 notwithstanding, the term "Change in Control" shall not mean any merger, consolidation, reorganization, or other transaction in which the Company exchanges or offers to exchange newly-issued or treasury Common Shares representing 20 percent or more, but less than 50 percent, of the outstanding equity securities of the Company entitled to vote for the election of directors, for 51 percent or more of the outstanding equity securities entitled to vote for the election of at least the majority of the directors of a corporation other than the Company or an Affiliate (the "Acquired Corporation"), or for all or substantially all of the assets of the Acquired Corporation.

2.7 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with relevant rules, regulations and authoritative interpretations the Internal Revenue Service issues.

2.8 "Committee" means the Compensation Committee of the Board or such other Board committee to which the Board assigns the responsibility of administering the Plan. The Committee shall consist of at least three members of the Board, each of whom may serve on the Committee only if the Board determines that he or she (1) is a "Non-employee Director" for purposes of Rule 16b-3 under the Exchange Act, (2) satisfies the requirements of an "outside director" for purposes of Code §162(m) and (3) qualifies as "independent" in accordance with New York Stock Exchange listing standards.

2.9 "Common Shares" means shares of the Company's common shares, $0.01 par value (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the Common Shares of any successor to the Company which is designated for the purpose of the Plan.

2.10 "Company" means Big Lots, Inc., an Ohio corporation.

2.11~~0~~ "Covered Employee" means a Participant whose compensation in the year of the expected payment of an Award will be subject to Code §162(m).

2.12~~1~~ "Disability" means:~~,~~

(1) ~~w~~With respect to ISOs, as that term is defined in Code §22(e)(3);~~,~~

(2) ~~w~~With respect to any Award ~~(other than an ISO)~~ that is ~~not~~ subject to Code §409A, the Participant is (a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, (b) by reason of any readily determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of at least three months under an accident and health plan covering employees of the Participant's employer, or (c) determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board; and

(3) With respect to any other Award, a physical or mental condition that, for more than six consecutive months, renders the Participant incapable, with reasonable accommodation, of performing his or her assigned duties on a full-time basis ~~or, with respect to any Award (that is not an ISO) that is subject to Code §409A, as that term is defined under Code §409A~~.

2.13 "Effective Date" means May 17, 2005, the date upon which the Plan was initially approved by the Company's shareholders.

2.14~~2~~ "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.15~~3~~ "Exercise Price" means the price, if any, a Participant must pay to exercise an Award or the amount upon which the value of an Award is based.

2.16~~4~~ "Fair Market Value" means:

(1) If the Common Shares are readily tradable on an established securities market, the ~~volume weighted~~ average of the opening and closing trading prices of a Common Share on any date for which it is relevant or, if a relevant date occurs on a day other than a trading day, on the next trading day; and

(2) If the Common Shares are not readily tradable on an established securities market, the value determined by the Committee through the reasonable application of a reasonable method, taking into account all information material to the value of the Company, within the meaning of Code §409A and the Treasury Regulations promulgated thereunder.

2.17~~5~~ "Grant Date" means the later of (1) the date the Committee establishes the terms of an Award or (2) the date specified in the Award Agreement. In no event may the Grant Date be earlier than the Effective Date.

2.18~~6~~ "Incentive Stock Option" or "ISO" means any Option granted under the Plan that is designated as an "incentive stock option" within the meaning of Code §422.

2.19~~7~~ "Non-Qualified Stock Option" or "NQSO" means an Option granted under the Plan that (1) is not designated as an ISO or (2) an ISO that, for any reason other than exercise, ceased to be an ISO.

2.20~~18~~ "Option" means a right to purchase Common Shares granted to a Participant in accordance with Article VI. An Option may be either an ISO or NQSO.

2.21~~9~~ "Option Period" means the period during which an Option may be exercised.

2.22~~0~~ "Participant" means a person who satisfies the eligibility conditions of Article V and to whom an Award has been granted by the Committee under the Plan.

2.23~~1~~ "Performance-Based Award" means an Award granted subject to the terms of Article X.

2.24~~2~~ "Performance Period" means the period (which, with respect to a Covered Employee, may be no shorter than a fiscal quarter of the Company) established by the Committee over which the Committee measures whether or not Performance-Based Awards have been earned.

2.25~~3~~ "Performance Unit" means a right granted subject to the terms and conditions established by the Committee under Article IX.

2.26 "Plan" means the Big Lots 2005 Long-Term Incentive Plan, as herein amended and restated and as may be further amended from time to time.

2.27 "Restatement Date" means May 29, 2008, the date of the Company's 2008 Annual Meeting of Shareholders.

2.28~~4~~ "Restricted Stock" means Common Shares granted subject to the terms and conditions established by the Committee under Section 8.1.

2.29~~25~~ "Restricted Stock Unit" means an Award granted subject to the terms and conditions established by the Committee under Section 8.2.

2.30~~26~~ "Restriction Period" means the period over which the Committee measures whether terms and conditions (such as forfeitures) placed on Restricted Stock or Restricted Stock Units have been met.

2.31~~27~~ "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, issued by the Securities and Exchange Commission under Section 16 of the Exchange Act or any successor rule.

2.32~~28~~ "Stock Appreciation Right" or "SAR" means a right granted to a Participant to receive, either in cash ~~(if permitted by rules issued under Code §409A)~~ or Common Shares or a combination thereof ~~(if permitted by rules issued under Code §409A)~~, the appreciation in the value of a Common Share over a certain period of time. SARs are granted under Article VII.

2.33~~29~~ "Termination of Employment" means the occurrence of any act or event that causes a Participant to cease being an employee of the Company or of any Affiliate, including, without limitation, death, Disability, dismissal, severance at the election of the Participant, or severance as a result of the discontinuance, liquidation, sale, or transfer by the Company or its Affiliates of a business owned or operated by the Company or any Affiliate. With respect to any person who is not an employee of the Company or any Affiliate (such as an eligible consultant as determined in accordance with Article V), the Award Agreement shall establish what act or event shall constitute a Termination of Employment for purposes of the Plan. A Termination of Employment shall occur with respect to an employee who is employed by an Affiliate if the Affiliate shall cease to be an Affiliate and the Participant shall not immediately thereafter become an employee of the Company or an Affiliate.

2.34~~0~~ "Vesting Acceleration Feature" means a term in an Award Agreement that, upon achievement and certification of performance goals set forth in Section 10.3, causes the lapse of restrictions imposed on Restricted Stock or Restricted Stock Units to accelerate.

ARTICLE III

ADMINISTRATION

3.1 Committee Duties. The Committee is granted all powers appropriate and necessary to administer the Plan. Consistent with the Plan's purpose, the Committee may adopt, amend and rescind rules and regulations relating to the Plan to the extent appropriate to protect the Company's interests and the Plan's purpose and has complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Any action by the Committee will be final, binding and conclusive for all purposes and upon all Participants and Beneficiaries. Also, the Committee (or the Board, as appropriate) may revoke or amend the Plan and Award Agreements without any additional consideration to affected Participants, to the extent necessary to avoid penalties under Code §409A, even if that revocation or those amendments reduce, restrict or eliminate rights granted under the Plan or Award Agreement (or both) before the amendments; provided, however, that~~, although~~ the Company or the Committee may (but neither is required to) reimburse an affected Participant for any diminution in the value of an Award associated with any such change.

3.2 Restrictions on Reload/Repricing. Regardless of any other provision of ~~this~~ the Plan (1) without the prior approval of the shareholders, neither the Company nor the Committee may reprice or grant any Award in connection with the cancellation of a previously granted Award if the Exercise Price of the later granted Award is less than the Exercise Price of the earlier granted Award and (2) no Participant will be entitled (and no Committee discretion may be exercised to extend to any Participant) an automatic grant of additional Awards in connection with the exercise of an Option or otherwise.

3.3 Committee Actions. The Committee may authorize any one or more of its members or an officer of the Company to execute and deliver documents on behalf of the Committee. The Committee may allocate among one or more of its members, or may delegate to one or more of its agents, such duties and responsibilities as it determines. However, the Committee may not delegate any duties required to be administered by the Committee to comply with Code §162(m) or any applicable law.

~~3.4 Deferral of Awards. In its discretion, the Committee may permit any Participant to defer recognition of any Award through any means that is acceptable to it and which is consistent with Code §409A.~~

ARTICLE IV

SHARES SUBJECT TO PLAN

4.1 Number of Shares. Subject to Section 4.7, the total number of Common Shares reserved and available for distribution pursuant to Awards shall be the sum of (1) 1,250,000 newly issued ~~shares~~Common Shares, plus (2) any remaining ~~shares~~ Common Shares available for issuance under the Company's 1996 Performance Incentive Plan on December 30, 2005, plus (3) an additional .75 percent of the total number of issued Common Shares (including treasury shares) as of the start of each of the Company's fiscal years (currently comprised of a 52/53-week period which ends on the Saturday nearest to January 31) that the Plan is in effect (including ~~shares~~ Common Shares exchanged when exercising Options), plus (4) effective on the Restatement Date, 2,100,000 newly issued Common Shares. Such shares may consist, in whole or in part, of authorized and unissued ~~shares~~ Common Shares or ~~shares~~Common Shares acquired from a third party. In any event, the total ~~of~~number of Common Shares underlying Awards granted under ~~this~~ the Plan, the 1996 Performance Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan and the Director Stock Option Plan shall not exceed 15 percent of the total Common Shares issued and outstanding (including treasury shares) as of any date.

4.2 Unfulfilled Awards. Any Common Shares subject to an Award that, for any reason, is forfeited, cancelled, terminated or relinquished may again be the subject of an Award. Notwithstanding the foregoing, the following shares shall not become available again for issuance as an Award: (1) Common Shares tendered by Participants as full or partial payment to the Company upon exercise of Awards granted under ~~this~~the Plan; (2) Common Shares reserved for issuance upon grant of SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs, and (3) Common Shares withheld by, or otherwise remitted to, the Company to meet the obligations described in Section 13.4.

4.3 Restrictions on Common Shares. Common Shares issued upon exercise of an Award shall be subject to the terms and conditions specified herein and to such other terms and conditions as the Committee, in its discretion, may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Common Shares, cash or other property prior to (1) the completion of any registration or qualification of such shares under federal, state or other law or any ruling or regulation of any government body which the Committee determines to be necessary or advisable; and (2) the satisfaction of any applicable withholding obligation in order for the Company or an Affiliate to obtain a deduction or discharge its legal obligation with respect to the exercise of an Award. The Company may cause any certificate (or other representation of title) for any Common Shares to be delivered to be properly marked with a legend or other notation reflecting any limitations on transfer of such Common Shares as provided in ~~this~~the Plan or as the Committee may otherwise require. The Committee may require any person exercising an Award to make such representations and furnish such information as the Committee may consider appropriate in connection with the issuance or delivery of the Common Shares in compliance with applicable law or otherwise.

4.4 Restrictions on Full Value Awards. The maximum aggregate number of shares of Restricted Stock, Restricted Stock Units and Performance Units that may be issued under ~~this~~the Plan shall not exceed 33-1/3 percent of all awards granted pursuant to ~~this~~the Plan.

4.5 ISO Restriction. The maximum aggregate number of shares that may be granted under ~~this~~the Plan through the exercise of ISOs shall be five million (5,000,000).

4.6 Shareholder Rights. Except as expressly provided in the Plan or Award Agreement, no Participant will have any rights as a shareholder with respect to Common Shares subject to an Award until, after proper transfer of the Common Shares subject to the Award or other action required, the shares have been recorded on the Company's official shareholder records as having been issued and transferred. Upon grant of Restricted Stock, or exercise of an Option or a SAR, or payment of any other Award or any portion thereof to be made in Common Shares, the Company will have a reasonable period (but not more than ~~2½~~ two and one-half months after the exercise or settlement date) in which to issue and transfer the shares, and the Participant will not be treated as a shareholder for any purpose whatsoever prior to such issuance and transfer, except as provided in the Plan or Award Agreement. Unless specifically provided in the Plan or Award Agreement, no adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such shares are recorded as issued and transferred in the Company's official shareholder records.

4.7 Effect of Certain Changes. In the event of any Company share dividend, share split, combination or exchange of Common Shares, recapitalization or other similar change in the capital structure of the Company, corporate separation, or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company shareholders other than a normal cash dividend), reorganization, rights offering, a partial or complete liquidation, or any other corporate transaction, ~~Company securities offering,~~ or event involving the Company and having an effect similar to any of the foregoing, the Committee ~~may~~ shall make ~~appropriate~~ equitable adjustments or substitutions as described below in this ~~s~~Section 4.7. The adjustments or substitutions may relate to the number of Common Shares available for Awards under the Plan, the number of Common Shares covered by outstanding Awards, the exercise price per share of outstanding Awards and any other characteristics or terms of the Awards as the Committee ~~may~~ deems necessary or appropriate to reflect equitably the effects of such changes to the Participants. Any adjustment or substitution made pursuant to this Section 4.7 shall be made in accordance with the requirements of Code §§ 409A and 424, to the extent applicable.

ARTICLE V

ELIGIBILITY

5.1 Eligibility. In the Committee's discretion, any salaried employee, consultant or advisor to the Company or its Affiliates or any member of the Board~~(other than a member of the Board who also is not a salaried employee)~~ may be a Participant, provided such eligibility would not jeopardize the Plan's compliance with Rule 16b-3 under the Exchange Act or any successor rule. For purposes of ~~this~~ the Plan, a consultant or advisor shall be eligible only if bona fide services are being rendered pursuant to a valid written agreement between the consultant or advisor and the Company, and the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities. However, ~~and unless otherwise permitted under Code §409A,~~ no Award subject to Code §409A may be granted to any person who is performing services for an entity that is not an Affiliate ~~affiliate of the Company within the meaning of Code §§414(b) and (c)~~.

5.2 Conditions of Participation. By accepting an Award, each Participant agrees in his or her own behalf and in behalf of his or her~~here~~ Beneficiaries (1) to be bound by the terms of the Award Agreement and the Plan and (2) that the Committee (or the Board) may amend the Plan and the Award Agreement without any additional consideration to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights or Awards granted under the Plan or an Award Agreement (or both) before those amendments; provided, however, that~~, although~~ the Company or the Committee may (but neither is required to) reimburse an affected Participant or Beneficiary for any diminution in the value of an Award associated with any such change.

ARTICLE VI

OPTIONS

6.1 Grant of Options. Except as provided in Section 4.5, the Committee may grant Options to Participants at any time during the term of ~~this~~the Plan. However:

(1) No Option intended to be an ISO may be granted more than seven years after the Effective Date~~earlier of the date the Board adopts the Plan or the date the Plan is approved by the Company's shareholders~~.

(2) Only a person who is a common-law employee of the Company~~,~~ or an Affiliate on the Grant Date, may be granted an ISO. Any Option that is not designated as an ISO or which does not qualify as an ISO will be a NQSO.

6.2 Terms and Conditions. Options shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Exercise Price. The Exercise Price shall not be less than (a) 100 percent of Fair Market Value on the Grant Date or (b) 110 percent of Fair Market Value on the Grant Date in the case of an ISO granted to an individual (a "10 percent Owner") who owns or who is deemed to own shares possessing more than 10 percent of the total combined voting power of all classes of shares of the Company or any Affiliate, as determined under Code §422.

(2) Option Period. The Option Period of each Option will be specified in the Award Agreement, provided that no Option shall be exercisable fewer than six months after the Grant Date or more than ~~ten~~ 10 years after the Grant Date (five years in the case of an ISO granted to a 10 percent Owner).

(3) Exercisability. Subject to Article X, an Option shall be exercisable under terms specified in the Award Agreement; provided, however, that~~, although~~ an Option (which is not a substitution under ~~s~~Section 13.9) shall not permit more than one-third of any Common Shares thereunder to be purchased before each of the first three anniversary dates after its Grant Date. The Committee may provide in the Award Agreement for an accelerated exercise of all or part of an Option upon specified events or conditions, including one or more of the performance goals listed in Section 10.3. Also, the Committee may accelerate the exercisability of all or part of any Option at any time. The aggregate Fair Market Value (determined at the Grant Date) of the Common Shares subject to ISOs that are exercisable by a Participant for the first time during any calendar year (under all plans of the Company and its Affiliates) shall not exceed $100,000, calculated under Code §422.

(4) Method of Exercise. Subject to the provisions of this Article VI and the Award Agreement, a Participant may exercise Options, in whole or in part, during the Option Period by giving written notice of exercise on a form provided by the Committee specifying the number of whole Common Shares subject to the Option to be purchased. Such notice must be accompanied by payment of the Exercise Price by cash or certified check or other form of payment acceptable to the Committee at the time of exercise, including (a) delivering Common Shares already owned by the Participant (for any minimum period required by the Committee) having a total Fair Market Value on the date of delivery equal to the Exercise Price; (b) the delivery of cash by a broker-dealer as a "cashless" exercise, provided this method of payment may not be used by an executive officer of the

Company to the extent it would violate applicable provisions of the Sarbanes-Oxley Act of 2002; (c) ~~withholding by~~authorizing the Company to withhold from the~~of~~ Common Shares to be issued pursuant~~subject~~ to the Option a number of Common Shares having a total Fair Market Value as of the date of exercise equal to the Exercise Price; or (d) any combination of the foregoing.

6.3 Effect of Termination of Employment. Unless otherwise specifically provided in an Award Agreement or determined by the Committee, any exercisable Options held by a Participant who Terminates Employment ~~(1) because of death or Disability~~ may be exercised until the earlier of one year after Termination of Employment or the expiration date specified in the Award Agreement; provided, however, that a Participant may not exercise an ISO more than 3 months following such Participant's Termination of Employment for any reason other than due to death or Disability or the expiration date specified in the Award Agreement, if earlier~~ or (2) for any reason other than death or Disability may be exercised until the earlier of 90 days after Termination of Employment or the expiration date specified in the Award Agreement~~.

6.4 Notice of Disposition of Common Shares Prior to the Expiration of Specified ISO Holding Periods. The Committee may require that a Participant exercising an ISO give a written representation, satisfactory in form and substance, upon which the Company may rely, that the Participant will report to the Company any disposition of Common Shares acquired through exercise of an ISO before expiration of the holding periods specified by Code §422(a)(1).

ARTICLE VII

STOCK APPRECIATION RIGHTS

7.1 Grant of SARs. The Committee may grant SARs to Participants at any time during the term of ~~this~~the Plan, either alone or in tandem with other Awards. If all the terms and conditions specified in the Award Agreement are met, the Participant may exercise the SAR and receive Common Shares under the procedures described in this ~~s~~Section 7.1.

7.2 Terms and Conditions. SARs shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Exercise Price. The Exercise Price may not be less than 100 percent of Fair Market Value on the Grant Date.

(2) Period and Exercise. The Award Agreement will specify the period over which a SAR may be exercised and the terms and conditions that must be met before it may be exercised~~, although (i)~~; provided, however, that (a) a SAR Award Agreement (which is not a substitution under ~~s~~Section 13.9) shall not permit more than one-third of SARs granted thereunder to be exercised before each of the first three anniversary dates after its Grant Date and ~~(ii)~~(b) a SAR Award Agreement may not permit the SAR Award to be exercisable for more than ~~ten~~10 years after its Grant Date. The Committee may provide in the Award Agreement for an accelerated exercise of all or part of a SAR upon specified events or conditions, including one or more of the performance goals listed in Section 10.3. Also, the Committee may accelerate the exercisability of all or part of any SAR. A Participant may exercise a SAR giving written notice of exercise on a form acceptable to the Committee specifying the portion of the SAR being exercised.

(3) Settlement. Except as otherwise provided in the Award Agreement, when~~When~~ a SAR is exercised, the Participant shall be entitled to receive a number of Common Shares~~ (or, if permitted by rules issued under Code §409A~~, cash or~~, if permitted by rules issued under Code §409A,~~ a combination of cash or Common Shares (as determined by the Participant) as follows: (a) ~~) equal to~~if the SAR Award is settled in cash, the Participant shall receive an amount of cash equal to the product of (i) the excess of the Fair Market Value of one Common Share on the date of exercise over the Exercise Price, multiplied by (ii) the number of SARs being settled~~ and~~; and (b) if the SAR Award is settled in Common Shares, the Participant shall receive a number of Common Shares equal to the amount of the cash settlement, divided by the Fair Market Value of one Common Share on the date of exercise. Also, ~~and unless permitted by rules issued under Code §409A,~~ neither the Company nor an Affiliate may repurchase the Common Shares delivered in settlement of a SAR or enter into an arrangement that has a similar effect.

7.3 Effect of Termination of Employment. Unless otherwise specifically provided in an Award Agreement or determined by the Committee, any exercisable SARs held by a Participant who Terminates Employment ~~(1) because~~

~~of death or Disability~~ may be exercised until the earlier of one year after Termination of Employment or ~~until~~ the expiration date specified in the Award Agreement ~~or (2) for any reason other than death or Disability, may be exercised the earlier of 90 days after Termination of Employment or the expiration date specified in the Award Agreement~~.

ARTICLE VIII

RESTRICTED STOCK/RESTRICTED STOCK UNITS

8.1 Restricted Stock. Except as provided in Section 4.4, the Committee may grant Restricted Stock to Participants at any time during the term of ~~this~~ the Plan.

(1) Restricted Stock Grant, Awards and Certificates. Each Participant receiving a Restricted Stock Award shall be issued a certificate (or other representation of title) in respect of such Restricted Stock. That certificate shall be registered in the name of such Participant and shall bear an appropriate legend describing the terms, conditions and restrictions applicable to such Award as determined by the Committee. The Committee, in its discretion, may distribute the certificate to the Participant or require that the certificate be held in escrow by the Company until the Restriction Period lapses and, as a condition of receiving any Restricted Stock Award, the Participant delivers a share power, endorsed in blank, relating to the Common Shares underlying the Restricted Stock Award.

(2) Terms and Conditions. Restricted Stock shall be subject to such terms and conditions as specified in the Award Agreement, including:

(a) Restrictions. The Award Agreement will specify the Restriction Period and the terms and conditions that must be met if the Restricted Stock is to be earned. These may include an acceleration of the Restriction Period based on one or more of the performance goals listed in Section 10.3. The Committee also may impose more than one Restriction Period affecting simultaneously granted Restricted Stock Awards; provided however, that (except in the case of Restricted Stock subject to Section 10.1 or Restricted Stock substituted under S~~s~~ection 13.9) the Restriction Period (1) affecting no more than one-third of such Restricted Stock, may not lapse earlier than one year after the Grant Date, (2) affecting no more than one-half of the remaining Restricted Stock may not lapse earlier than two years after the Grant Date and (3) affecting the remaining Restricted Stock may not lapse earlier than three years after the Grant Date.

(b) Rights. Except as provided in Section 13.7 during the Restriction Period, a Participant receiving a Restricted Stock Award will have, with respect to the Restricted Stock, all of the rights of a shareholder of the Company holding the class of Common Shares that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any cash dividends. However, any dividends paid on Restricted Stock held in escrow also will be held in escrow and either will be paid to the Participant or forfeited at the end of the Restriction Period, depending on whether the Restricted Stock on which they were paid is earned or forfeited. Also, any stock dividends will be subject to the same restrictions that affect the Restricted Stock with respect to which the dividend was paid. Dividends paid out of escrow will be treated as remuneration for employment unless an election has been made under Section 13.17 of the Plan.

(c) Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Restricted Stock will be forfeited if the Participant Terminates Employment before the end of the Restriction Period or if applicable terms and conditions have not been met at the end of the Restriction Period. If forfeited Restricted Stock was held in escrow during the Restriction Period, it will be released from escrow. If forfeited Restricted Stock was issued to the Participant, the share certificates will be returned and cancelled.

(d) Settlement. If all terms and conditions imposed on the Restricted Stock Award are met, unlegended certificates (or other representation of title) for such Common Shares shall be delivered to the Participant.

(e) Price. The Committee may require a Participant to pay a stipulated purchase price for each share of Restricted Stock.

8.2 Restricted Stock Units. Except as provided in Section 4.4, the Committee may grant Restricted Stock Units to Participants at any time during the term of ~~this~~the Plan. Restricted Stock Units shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Restrictions. The Award Agreement will specify the Restriction Period and the terms and conditions that must be met if the Restricted Stock Units are to be earned. These may include an acceleration of the Restriction Period based on one or more of the performance goals listed in Section 10.3. The Committee also may impose more than one Restriction Period affecting simultaneously granted Restricted Stock Units Award; provided however, that (except in the case of Restricted Stock Units subject to Section 10.1 or substituted under ~~s~~Section 13.9) the Restriction Period ~~(1)~~(a) affecting no more than one-third of such Restricted Stock Units, may not lapse earlier than one year after the Grant Date, ~~(2)~~(b) affecting no more than one-half of the remaining Restricted Stock Units may not lapse earlier than two years after the Grant Date and ~~(3)~~(c) affecting the remaining Restricted Stock Units may not lapse earlier than three years after the Grant Date.

(2) Rights. During the Restriction Period, a Participant receiving a Restricted Stock Unit Award will not have, with respect to the Restricted Stock Unit, any of the rights of a shareholder of the Company.

(3) Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Restricted Stock Units will be forfeited if the Participant Terminates Employment before the end of the Restriction Period or if applicable terms and conditions have not been met at the end of the Restriction Period.

(4) Settlement. ~~On the day when~~Within two and one-half months after all terms and conditions imposed on the Restricted Stock Unit Award and specified in the Award Agreement have been met~~ at the end of the Restriction Period~~, the Committee, in its discretion, will issue~~ (as soon as practicable)~~ unlegended certificates (or other representation of title) for Common Shares equal to the number of Restricted Stock Units to be settled, redeem the Restricted Stock Units for cash equal to the Fair Market Value (as of the last day of the Restriction Period) of the Restricted Stock Units being settled or deliver any combination of unlegended certificates or cash to the Participant having an aggregate value equal to the Restricted Stock Units being settled.

ARTICLE IX

PERFORMANCE UNITS

9.1 Grant of Performance Units. Except as provided in Section 4.4 of the Plan, the Committee may grant to Participants Performance Units at any time during the term of the Plan.

9.2 Terms and Conditions. The Committee may, in its discretion, grant Performance Units to Participants. Performance Units may be subject to any terms and conditions, including vesting, that the Committee specifies in the Award Agreement and to the terms of the Plan~~, although~~; provided, however, that a Performance Unit Award Agreement (other than one executed under ~~s~~Section 13.9 of the Plan or subject to ~~s~~Section 10.1 of the Plan) shall not permit more than one-third of the Performance Units granted thereunder to vest before each of the first three anniversary dates after its Grant Date. Performance Units may constitute Performance-Based Awards, as described in Article X. The Award Agreement will state the form in which the Performance Unit is to be settled and when the Performance Unit will be settled. Common Shares issued through a Performance Unit Award may be issued with or without payment by the Participant as required by applicable law or any other consideration specified by the Committee.

9.3 Settling Performance Units. One Common Share will be issued for each Performance Unit to be settled unless the Award Agreement provides for settlement in cash or partially in cash and partially in Common Shares. If all or part of any Performance Unit Award is to be settled in cash, the amount distributed will be equal to the Fair Market Value (as of the settlement date specified in the Award Agreement) of the number of Common Shares that otherwise would have been distributed to settle the Performance Unit.

9.4 Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Performance Units will be forfeited if the Participant Terminates Employment before meeting all applicable terms and conditions.

ARTICLE X

PERFORMANCE-BASED AWARDS

10.1 Grant of Performance-Based Awards. Any Award may be granted in a form that qualifies as "performance based compensation" as defined under Code §162(m). As determined by the Committee, in its sole discretion, either the granting or vesting of Performance-Based Awards will be based on achieving one or more (or any combination of) performance objectives derived from the criteria listed below over the Performance Period established by the Committee. However, a particular Performance-Based Award Agreement shall not permit (1) the exercisability of a Performance-Based Option or Performance-Based SAR before the first anniversary date after its Grant Date, (2) the lapse of the Restriction Period in the case of a Restricted Stock Award or Restricted Stock Unit Award before the first anniversary date after its Grant Date, ~~or~~ (3) the vesting of a Performance-Based Performance Unit before the first anniversary date after its Grant Date, or (4) except upon the attainment of the performance objectives to which the relevant Award relates, the lapse of the Restriction Period in the case of a Restricted Stock Award or a Restricted Stock Unit Award or the vesting of a Performance-Based Performance Unit in the event of a Participant's Termination of Employment (other than due to death or Disability).

10.2 Establishing Objectives. With respect to Performance-Based Awards, the Committee will establish in writing the performance objectives to be applied and the Performance Period (which may not be shorter than 12 fiscal periods (which may consist of a four or five week period) of the Company except for the inaugural Performance Period in the case of an employee who first becomes a Participant after the beginning of a fiscal year of the Company) over which their achievement will be measured, the method for computing the value of the Award that may be earned if (and to the extent that) those performance objectives are met and the Participants or class of Participants to which the performance objectives apply. Performance objectives will be established in writing no later than 90 days after the beginning of the applicable Performance Period (but in no event after 25 percent of the Performance Period has elapsed).

10.3 Performance Goals. Performance criteria imposed on Performance-Based Awards will be derived using the accounting principles generally accepted in the United States of America and will be reported or appear in the Company's ~~periodic~~ filings with the Securities Exchange Commission (including, but not limited to, Forms 8-K, 10-Q and 10-K) or the Company's annual report to shareholders and will be derived from one or more (or any combination of one or more) of the following:

(1) ~~Income (Loss)~~Earnings per common share from continuing operations; or

(2) ~~Income (Loss)~~Earnings per common share from income; or

(3) Operating profit (loss)~~,~~ or Operating income (loss)~~, or Income (Loss) from operations~~ (as the case may be); or

(4) Income (Loss) from continuing operations before unusual or infrequent items; or

(5) Income (Loss) from continuing operations; or

(6) Income (Loss) from continuing operations before income taxes; or

(7) Income (Loss) from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(8) Income (Loss) before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(9) Net income (loss); or

(10) Income (Loss) before other comprehensive income (loss); or

(11) Comprehensive income (loss); or

(12) Income (Loss) before interest and income taxes (sometimes referred to as "EBIT"); or

(13) Income (Loss) before interest, income taxes, depreciation and amortization (sometimes referred to as "EBITDA"); or

(14) Any other objective and specific income (loss) category or non-GAAP financial measure that appears as a line item in the Company's ~~periodic~~ filings with the Securities and Exchange Commission or the annual report to shareholders; or

(15) Either of items (1) or (2) on a basic basis and any~~Any~~ of items (3) through (14) on a ~~weighted average common shares outstanding~~basic earnings per share basis, as basic earnings per share is defined in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128 including authoritative interpretations or amendments thereof which may be issued from time to time as long as such interpretations or amendments are utilized on the consolidated statements of operations or statement of operations, as applicable, or in the notes to the consolidated financial statements; or

(16) Either of items (1) or (2) on a diluted basis and any~~Any~~ of items (~~1~~3) through (14) on a diluted earnings per share basis, as diluted earnings per share is defined in the ~~Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS")~~FASB SFAS No. 128 including authoritative interpretations or amendments thereof which may be issued from time to time as long as such interpretations or amendments are utilized on the consolidated statements of operations or statement of operations, as applicable, or in the notes to the consolidated financial statements; or

(17) Common stock price; or

(18) Total shareholder return expressed on a dollar or percentage basis as is customarily disclosed in the proxy statement accompanying the notice of annual meetings of shareholders; or

(19) Percentage increase in comparable store sales; or

(20) Gross profit (loss) or gross margin (loss) (as the case may be); or

(21) Economic value added; or

(22) Any of items (1) through (21) with respect to any subsidiary, Affiliate, business unit, business group, business venture or legal entity, including any combination thereof, or controlled directly or indirectly by the Company whether or not such information is included in the Company's annual report to shareholders, proxy statement or notice of annual meeting of shareholders; or

(23) Any of items (1) through (21) above may be determined before or after a minority interest's share as designated by the Committee; or

(24) Any of items (1) through (21) above with respect to the period of service to which the performance goal relates whether or not such information is included in the Company's ~~periodic~~ filings, annual report to shareholders, proxy statement or notice of annual meetings of shareholders; or

(25) Total shareholder return ranking position meaning the relative placement of the Company's total shareholder return ~~[~~(as determined in (18) above)~~]~~ compared to those publicly held companies in the Company's peer group as established by the Committee prior to the beginning of a vesting period or such later date as permitted under the Code. The peer group shall be comprised of not less than eight and not more than sixteen companies, including the Company.

(26) With respect to items (1), (2), (15) and (16) above, other terminology may be used for ~~"income (loss) per common share" (such as~~ each such performance criteria (including, but not limited to, "Basic EPS," "~~earnings~~ income (loss) per common share," "diluted EPS," or "earnings per common share-assuming dilution") as contemplated by SFAS No. 128, as amended, revised or superseded;

The Committee, in its sole discretion~~,~~ in setting the performance goals in the time prescribed in Section 10.2, may provide for the making of ~~equitable~~ adjustments (including the income tax effects attributable thereto), singularly or in combination, to the goals/targets in recognition of ~~unusual or non-recurring events or transactions for the following qualifying objective items~~the following categories (or any particular item(s) within the following categories or portion(s) thereof):

(27) Asset impairments as described in SFAS No. 144, as amended, revised or superseded; or

(28) Costs associated with exit or disposal activities as described by SFAS No. 146, as amended, revised or superseded; or

(29) ~~Amortization costs associated with the acquisition of~~Impairment charges (excluding the amortization thereof) related to goodwill or other intangible assets, as described by SFAS No. 142, as amended, revised or superseded; or

(30) Merger integration costs; or

(31) Merger transaction costs; or

(32) Any profit or loss attributable to the business operations of a ~~reportable~~ specified segment as described by SFAS No. 131 as amended, revised or superseded; or

(33) Any profit or loss attributable to a ~~reportable~~ specified segment as described by SFAS No. 131, as amended, revised or superseded or an entity or entities acquired during the period of service to which the performance goal relates; or

(34) Any t~~T~~ax settlement(s) with a tax authority; or

(35) Any extraordinary item, event or transaction as described in Accounting Principles Board Opinion ("APB") No. 30, as amended, revised or superseded; or

(36) Any unusual in nature, or infrequent in occurrence items, events or transactions (that are not "extraordinary" items) as described in APB No. 30, as amended, revised or superseded; or

(37) Any other non-recurring items, any events or transactions that do not constitute ongoing operations, or other non-GAAP financial measures (not otherwise listed); or

(38) Any change in accounting principle as described in ~~APB No. 20~~SFAS No. 154, as amended, revised or superseded; or

(39) Unrealized gains or losses on investments in debt and equity securities as described in SFAS No. 115, as amended, revised or superseded; or

(40) Any gain or loss recognized as a result of derivative instrument transactions or other hedging activities as described in SFAS No. 133, as amended, revised or superseded; or

(41) Stock-based compensation charges as described in SFAS No. 123R, as amended, revised or superseded; or

(42) Any gain or loss as reported as a component of other comprehensive income as described in SFAS No. 130, as amended, revised or superseded; or

(43) Any ~~gain or loss as a result of~~expense (or reversal thereof) as a result of incurring an obligation for a direct or indirect guarantee, as described in FASB Interpretations ("FIN") No. 45, as amended, revised or superseded; or

(44) Any ~~gain~~ profit or loss as the result of the consolidation of a variable interest entity as described in FIN No. 46R, as amended, revised or superseded; or

(45) Any expense, gain or loss (including, but not limited to, judgments, interest on judgments, settlement amounts, attorneys' fees and costs, filing fees, experts' fees, and damages sustained as a result of the imposition of injunctive relief) as a result of claims, litigation or lawsuit settlement (including collective actions or class action lawsuits); or

(46) Any charges associated with the early retirement of debt~~ obligations.~~; or

(47) The relevant tax effect(s) of tax laws or regulations, or amendments thereto, that become effective after the beginning of the applicable Performance Period.

10.4 Certification of Performance Goals. Any Award intended to qualify as "performance based compensation" as defined under Code §162(m) shall not be paid until the Committee certifies in writing that the performance goals and any other material terms were in fact satisfied. In the manner required by Code §162(m), the Committee shall, promptly after the date on which the necessary financial and other information for a particular Performance Period becomes available, certify the extent to which performance goals have been achieved with respect to any Award intended to qualify as "performance-based compensation" under Code §162(m). In addition, the Committee may, in its discretion, reduce or eliminate the amount of any Award payable to any Participant, based on such factors as the Committee may deem relevant.

10.5 Limitation on Awards. The following limits, which are subject to automatic adjustment under Section 4.7, will apply to Performance-Based Awards:

(1) In no event may the number of Restricted Stock shares awarded to any Covered Employee for any fiscal year exceed 2,000,000 Common Shares.

(2) During any three consecutive calendar-year period, the maximum number of Common Shares for which Options and SARs, in the aggregate, may be granted to any Covered Employee may not exceed 3,000,000 Common Shares. If an Option is cancelled, the cancelled Option continues to be counted against the maximum number of shares for which Options may be granted to the Covered Employee under the Plan.

(3) For Performance Unit Awards that are intended to be "performance-based compensation" ~~[~~(as that term is used in Code §162(m))~~]~~ no more than $6,000,000 may be subject to such Awards granted to any Covered Employee during any three consecutive calendar-year period.

ARTICLE XI

CHANGE IN CONTROL PROVISIONS

11.1 Impact of Event. Notwithstanding any other provision of the Plan to the contrary and unless otherwise specifically provided in an Award Agreement, in the event of a Change in Control:

(1) Any Options and SARs outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(2) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Awards shall lapse and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(3) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Unit shall lapse and such Restricted Stock Unit shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant (i.e., the Restriction Period shall lapse); and

(4) Any performance goal or other condition with respect to any Performance Units shall be deemed to have been satisfied in full, and the Common Shares or cash subject to such Award shall be fully distributable.

11.2 Effect of Code §280G. Except as otherwise provided in the Award Agreement or any other written agreement between the Participant and the Company or any Affiliate in effect on the date of the Change in Control, if the sum (or value) due under Section 11.1 that are characterizable as parachute payments, when combined with other parachute payments attributable to the same Change in Control, constitute "excess parachute payments" as defined in Code §280G(b)(1), the entity responsible for making those payments or its successor or successors (collectively, "Payor") will reduce the Participant's benefits under ~~this~~the Plan by the smaller of (1) the value of the sum or the value of the payments due under Section 11.1 or (2) the amount necessary to ensure that the Participant's total "parachute payment" as defined in Code §280G(b)(2)(A) under ~~this~~the Plan and all other agreements will be $1.00 less than the amount that would generate an excise tax under Code §4999. Any reduction pursuant to this Section 11.2 shall be first applied against parachute payments (as determined above) that are not subject to Code §409A and, thereafter, shall be applied against all remaining parachute payments (as determined above) subject to Code §409A on a pro rata basis.~~If the reduction described in the preceding sentence applies, within 10 business days of the effective date of the event generating the payments, the Payor will apprise the Participant of the amount of the reduction ("Notice of Reduction"). Within 10 business days of receiving that information, the Participant may specify how (and against which benefit or payment source, including benefits and payment sources other than this Agreement) the reduction is to be applied ("Notice of Allocation"). The Payor will be required to implement these directions within 10 business days of receiving the Notice of Allocation. If the Payor has not received a Notice of Allocation from the Participant within 10 business days of the date of the Notice of Reduction or if the allocation provided in the Notice of Allocation is not sufficient to fully implement the reduction described in this section, the Payor will apply the reduction described in this section proportionately based on the amounts otherwise payable~~

~~under Section 11.1 or, if a Notice of Allocation has been returned that does not sufficiently implement the reduction described in this section, on the basis of the reductions specified in the Notice of Allocation.~~

ARTICLE XII

PROVISIONS APPLICABLE TO COMMON SHARES ACQUIRED UNDER ~~THIS~~THE PLAN

12.1 No Obligation to Disclose Material Information. Except to the extent required by applicable securities laws, none of the Company, an Affiliate or the Committee shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Common Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon or in connection with receipt or the exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Common Shares that may be issued or acquired under of the Plan.

12.2 Six-Month Distribution Delay. Notwithstanding anything in the Plan to the contrary, if a Participant is a "specified employee," within the meaning of Code §409A and as determined under the Company's policy for determining specified employees, on the date of his or her "separation from service" (as that phrase is used for purposes of Code §409A), all Awards subject to Code §409A shall be paid, distributed or settled, as applicable, on the first business day of the seventh month following the Participant's separation from service (or, if earlier, the Participant's death). This payment shall include the cumulative amount of any amounts that could not be paid or provided during such period.

ARTICLE XIII

MISCELLANEOUS

13.1 Amendment, Alteration and Termination. The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made which would impair the rights of a Participant under an Award theretofore granted without the Participant's consent. Notwithstanding the immediately preceding sentence, an amendment may be made to (1) cause the Plan to comply with applicable law (including, but not limited to, any changes needed to comply with Code §409A), (2) permit the Company, or an Affiliate a tax deduction under applicable law, or (3) avoid an expense charge to the Company or an Affiliate. ~~The~~ Subject to the requirements of Code §409A and except to the extent prohibited by Code §162(m), the Committee may amend, alter or terminate any Award Agreement prospectively or retroactively, on the same conditions and limits (and exceptions to limitations) that apply to the Board and further subject to any approval or limitations the Board may impose and any amendment to the terms of an Award Agreement which has the effect of accelerating the exercisability (with respect to any Option or SAR Award), causing the remaining restrictions to lapse (in the case of Restricted Stock or Restricted Stock Unit Awards), or satisfying any performance goal or other condition (with respect to any Performance Unit Award) may only be made after, in the Committee's sole discretion, an extraordinary, unusual or nonrecurring event has occurred. Notwithstanding the foregoing, any material amendments to the Plan or any Award Agreement shall require shareholder approval to the extent required by the rules of the New York Stock Exchange or other national securities exchange or market that regulates the securities of the Company.

13.2 Unfunded Status of Plan. It is intended that the Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Shares or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

13.3 No Additional Obligation. Nothing contained in the Plan shall prevent the Company or an Affiliate from adopting other or additional compensation or benefit arrangements for its employees.

13.4 Withholding. As soon as practicable after the date as of which the amount first becomes includible in the gross income of the Participant (but no later than the last business day of the calendar quarter during which the amount first becomes includible in gross income), the Participant shall pay to the Company or an Affiliate (or other entity identified by the Committee), or make arrangements satisfactory to the Company or other entity identified by the Committee regarding the payment of any federal, state, or local taxes of any kind (including any employment taxes) required by law to be withheld with respect to such income. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. Subject to approval by the Committee, a Participant may elect to have such tax withholding obligation satisfied, in whole or in part, by (1) authorizing the Company to withhold from the Common Shares to be issued pursuant to any Award a number of Common Shares ~~with an aggregate Fair Market Value (as of the date the withholding is effected)~~ that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation or (2) transferring to the Company Common Shares owned by the Participant ~~with an aggregate Fair Market Value (as of the date the withholding is effected)~~ that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation.

13.5 Controlling Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of Ohio (other than its law respecting choice of laws). The Plan shall be construed to comply with all applicable law and to avoid liability (other than a liability expressly assumed under the Plan or an Award Agreement) to the Company, an Affiliate or a Participant. In the event of litigation arising in connection with actions under the Plan, the parties to such litigation shall submit to the jurisdiction of courts located in Franklin County, Ohio or to the federal district court that encompasses that county.

13.6 Offset. Any amounts owed to the Company or an Affiliate by the Participant of whatever nature up to $5,000 in any taxable year of the Participant may be offset by the Company from the value of any Award to be transferred to the Participant, and no Common Shares, cash or other thing of value under ~~this~~the Plan or an Award Agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company or an Affiliate. However, no waiver of any liability (or the right to apply the offset described in this ~~s~~Section 13.6) may be inferred because the Company pays an Award to a Participant with an outstanding liability owed to the Company or an Affiliate.

13.7 Nontransferability; Beneficiaries. No Award or Common Shares subject to an Award shall be assignable or transferable by the Participant otherwise than by will or the laws of descent and distribution or pursuant to a beneficiary designation, and Awards shall be exercisable during the Participant's lifetime only by the Participant (or by the Participant's legal representatives in the event of the Participant's incapacity). Each Participant may designate a Beneficiary to exercise any Option or SAR or receive any Award held by the Participant at the time of the Participant's death or to be assigned any other Award outstanding at the time of the Participant's death. No Award or Common Shares subject to an Award shall be subject to the debts of a Participant or Beneficiary or subject to attachment or execution or process in any court action or proceeding unless otherwise provided in ~~this~~the Plan. If a deceased Participant has named no Beneficiary, any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the applicable laws of descent and distribution. Except in the case of the Participant's incapacity, only the Participant may exercise an Option or SAR.

13.8 No Rights with Respect to Continuance of Employment. Nothing contained herein shall be deemed to alter the relationship between the Company or an Affiliate and a Participant, or the contractual relationship between a Participant and the Company or an Affiliate if there is a written contract regarding such relationship. Nothing contained herein shall be construed to constitute a contract of employment between the Company or an Affiliate and a Participant. The Company or an Affiliate and each of the Participants continue to have the right to ~~t~~Terminate the ~~e~~Employment or service relationship at any time for any reason, except as provided in a written contract. The Company or an Affiliate shall have no obligation to retain the Participant in its employ or service as a result of ~~this~~the Plan. There shall be no inference as to the length of employment or service hereby, and the Company or an Affiliate reserves the same rights to ~~t~~Terminate the ~~Participant's e~~Employment or service of the Participant as existed prior to the individual becoming a Participant in ~~this~~the Plan.

13.9 Awards in Substitution for Awards Granted by Other Corporations. Awards may be granted under the Plan from time to time in substitution for awards held by employees, directors or service providers of other corporations who are about to become officers or employees of the Company or an Affiliate (and will be eligible to be Participants) as the result of a transaction described in Code §424. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in ~~this~~the Plan at the time of such grant as the majority of the members of the Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted and to ensure that the requirements imposed under Code §§409A and 424, to the extent applicable, are met.

13.10 Delivery of Stock Certificates. To the extent the Company uses certificates to represent Common Shares, certificates to be delivered to Participants under ~~this~~the Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have placed such certificates in the United States mail, addressed to the Participant, at the Participant's last known address on file with the Company. Any reference in this sSection 13.10 or elsewhere in the Plan or an Award Agreement to actual stock certificates and/or the delivery of actual stock certificates shall be deemed satisfied by the electronic record-keeping and electronic delivery of Common Shares or other mechanism then utilized by the Company and its agents for reflecting ownership of such Common Shares.

13.11 Indemnification. To the maximum extent permitted under the Company's Articles of Incorporation and Code of Regulations, each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (1) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under thisthe Plan or any Award Agreement, and (2) from any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Code of Regulations, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

13.12 No Fractional Shares. No fractional Common Shares shall be issued or delivered under the Plan or any Award granted hereunder, provided that the Committee, in its sole discretion, may round fractional shares down to the nearest whole share or settle fractional shares in cash.

13.13 Severability. If any provision of thisthe Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereof, and thisthe Plan shall be construed as if such invalid or unenforceable provision were omitted.

13.14 Successors and Assigns. ThisThe Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

13.15 Entire Agreement. Except as expressly provided otherwise, thisthe Plan and any Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between the Plan and any Award Agreement, the terms and conditions of thisthe Plan shall control.

13.16 Term. No Award shall be granted under the Plan after May 16, 2012.

13.17 Application of Section 83(b). At the Committee's discretion, any Participant may make an early inclusion election under Code §83(b) but only by complying with procedures developed by the Committee and rules issued under Code §83(b).

13.18 Headings. The headings of the Articles and their subparts contained in thisthe Plan are for the convenience of reading and reference purposes only and shall not affect the meaning, interpretation or be meant to be of substantive significance of thisthe Plan.

13.19 Compliance with Code §409A. It is intended that the Plan comply with Code §409A and the Treasury Regulations promulgated thereunder (and any subsequent notices or guidance issued by the Internal Revenue Service), and the Plan shall be interpreted, administered and operated accordingly. Nothing in the Plan or any Award Agreement shall be construed as an entitlement to or guarantee of any particular tax treatment to a Participant.

13.20 Inclusion in Income under Code §409A. The Company may accelerate the time or schedule of distribution, exercise or settlement of an Award to a Participant to pay an amount the Participant includes in income as a result of the Plan failing to meet the requirements of Code §409A and the Treasury Regulations promulgated thereunder. Such payment may not exceed the amount required to be included in income as a result of the failure to comply with Code §409A and the Treasury Regulations promulgated thereunder.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 2, 2008

Commission file number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $2,506,932,554 on August 4, 2007, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the Registrant's Common Shares outstanding as of March 28, 2008 was 81,370,433.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2008 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2008

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as "we," "us," and "our"), is the nation's largest broadline closeout retailer (see below for a discussion of closeout retailing). At February 2, 2008, we operated a total of 1,353 stores in 47 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years comprised of 52 weeks and some comprised of 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2008 ("2008") is comprised of the 52 weeks that began on February 3, 2008 and will end on January 31, 2009. Fiscal year 2007 ("2007") was comprised of the 52 weeks that began on February 4, 2007 and ended on February 2, 2008. Fiscal year 2006 ("2006") was comprised of the 53 weeks that began on January 29, 2006 and ended on February 3, 2007. Fiscal year 2005 ("2005") was comprised of the 52 weeks that began on January 30, 2005 and ended on January 28, 2006.

We manage our business on the basis of one segment: broadline closeout retailing. Please refer to the consolidated financial statements and related notes in this Annual Report on Form 10-K ("Form 10-K") for our financial information. We internally evaluate and externally communicate overall sales and merchandise performance based on the following key merchandising categories: Consumables, Home, Furniture, Hardlines, Seasonal, and Other. The Consumables category includes the food, health and beauty, plastics, paper, and pet departments. The Home category includes the domestics, stationery, and home decorative departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and living room furniture. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Seasonal category includes lawn & garden, Christmas, summer, and other holiday departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments. Other also includes the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations. See note 12 to the accompanying consolidated financial statements for the net sales results of these categories for 2007, 2006, and 2005.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation, a Delaware corporation.

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800. All of our operations were located within the United States of America at the end of each of the last three years.

Closeout Retailing

We attempt to maximize the amount of closeout merchandise available in our stores and to offer merchandise with great value to our customers. We work closely with our vendors to obtain merchandise, including top brand merchandise that is easily recognizable by our customers. Closeout retailers purchase merchandise that generally results from production overruns, packaging changes, discontinued products, liquidations, or returns. As a result, closeout retailers generally can purchase most merchandise at lower costs and offer most merchandise at lower prices than those paid and offered by traditional discount retailers. In addition to closeout merchandise, we stock many products on a consistent basis at our stores. This merchandise may not always be the same brand or may be off-brand because we attempt to provide our customers with merchandise at a price that represents a great value. For net sales by product category and net sales by product category as a percent of total net sales, see the 2007 compared to 2006 and 2006 compared to 2005 sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Real Estate

The following table compares the number of stores in operation at the beginning and end of each of the last five fiscal years:

	2007	2006	2005	2004	2003
Stores open at the beginning of the year	1,375	1,401	1,502	1,430	1,380
Stores opened during the year	7	11	73	103	86
Stores closed during the year	(29)	(37)	(174)	(31)	(36)
Stores open at the end of the year	1,353	1,375	1,401	1,502	1,430

As part of our real estate strategy initiated in 2005, we have focused on managing our existing store base to drive improved profitability as opposed to opening a high number of new stores. Over the last two years, the commercial real estate market demanded higher rent charges than we were willing to pay and, as a result, we signed fewer new leases and opened fewer new stores than in previous years. We believe that uncertainty in the credit markets in the second half of 2007 had a favorable impact on our ability to negotiate renewals or extensions of existing leases. In 2007, we closed fewer stores than we previously anticipated, in part due to our ability to negotiate lease renewals for stores where we no longer had contractual options to extend or renew. For additional information about our real estate strategy, see the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table details our stores by state at February 2, 2008:

State	Stores	State	Stores	State	Stores
Alabama	29	Maine	4	Ohio	105
Arizona	35	Maryland	12	Oklahoma	15
Arkansas	9	Massachusetts	14	Oregon	10
California	181	Michigan	40	Pennsylvania	61
Colorado	22	Minnesota	5	Rhode Island	1
Connecticut	6	Mississippi	15	South Carolina	29
Delaware	3	Missouri	24	Tennessee	43
Florida	102	Montana	2	Texas	113
Georgia	57	Nebraska	3	Utah	10
Idaho	5	Nevada	14	Vermont	4
Illinois	35	New Hampshire	6	Virginia	36
Indiana	44	New Jersey	13	Washington	18
Iowa	3	New Mexico	13	West Virginia	18
Kansas	10	New York	45	Wisconsin	13
Kentucky	40	North Carolina	60	Wyoming	2
Louisiana	23	North Dakota	1	**Total stores**	**1,353**
				Number of states	**47**

Of our 1,353 stores, 501 stores operate in four states: California, Texas, Ohio, and Florida, and sales in these states represent 39% of our 2007 net retail sales.

Associates

At February 2, 2008, we had 38,153 active associates comprised of 14,113 full-time and 24,040 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of 44,515 in 2007. Approximately 60% of the associates employed throughout the year are employed on a part-time basis. We consider our relationship with our associates to be good, and we are not a party to any labor agreements.

Competition

We operate in the highly competitive retail industry and face strong sales competition from other general merchandise, discount, food, arts and crafts, and dollar store retailers. Additionally, we compete with a number of companies for retail site locations, to attract and retain quality employees, and to acquire our broad assortment of closeout merchandise from vendors.

Purchasing

An integral part of our business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices substantially below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace to source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to our vendors. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We supplement our traditional brand-name closeout purchases with various direct import and domestically-sourced merchandise in departments such as furniture, home decorative, lawn & garden, and Christmas. We expect that the unpredictability of the retail and manufacturing environments coupled with our dominant purchasing power position will continue to support our ability to source quality closeout merchandise at competitive prices.

We have a buying team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in the United States. We believe that, as a result of these relationships and our experience and reputation in the closeout industry, many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from domestic and foreign vendors that provide us with multiple sources for each product category. In 2007, our top ten vendors accounted for 14% of total purchases (at cost) while the largest vendor accounted for approximately 3% of the aggregate.

During 2007, we purchased approximately 25% of our merchandise directly from overseas vendors, including 21% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in Item 1A in this Form 10-K.

Warehouse and Distribution

The majority of the merchandise sold by us is received and processed for retail sale and distributed to the retail locations from our five regional closeout distribution centers and two furniture distribution centers. In addition to the merchandise distribution centers, we operate warehouses in Ohio and California that distribute store fixtures and supplies. We carry sufficient quantities in our distribution centers so that we can distribute quickly and efficiently to our stores in order to maximize sales. We have located and managed our distribution facilities to enable quick turn of time-sensitive products while attempting to minimize transportation costs and the distance from distribution facilities to our stores. We have arrangements with some of our vendors to deliver merchandise directly to our stores. During 2006, we initiated a vendor compliance program that includes strict documentation and packing requirements for shipments of merchandise we receive in our distribution centers. This program has contributed to the efficiency of inventory flow through our distribution facilities. During 2007, we benefited from several warehouse and distribution initiatives, the most significant of which includes an outbound transportation initiative that led to a higher use of one-way carriers and thus a reduction in round trip carriers. This initiative lowered our overall transportation cost because we paid for fewer freight miles, although the cost per mile increase partially offset this savings. Other initiatives included improvements in furniture distribution resulting in the integration of the distribution of certain ready-to-assemble furniture from the furniture distribution centers into the regional distribution centers.

For further discussion of our warehouses and distribution facilities, refer to the Warehouse and Distribution section under Item 2 in this Form 10-K.

Advertising and Promotion

Our brand image is an important part of our marketing program. Our principal trademarks, including the Big Lots® family of trademarks, have been registered with the U.S. Patent and Trademark Office. We use a variety of marketing approaches to promote our brand and retail position through television, internet, in-store point of purchase and print media. The centerpiece of our marketing efforts is our television campaign which combines elements of strategic branding and promotion. These same elements are then used in all other consumer touchpoints. Our highly targeted broadcast media placement uses national cable as the foundation of our buys which is then supplemented with local broadcast in key markets. Our marketing program utilizes printed advertising circulars in all markets that are served by our stores. In 2007 and 2006, we distributed multi-page circulars covering 26 weeks. In 2008, we expect to distribute circulars covering 27 weeks, with the incremental week included in the fourth quarter of 2008. The circular distribution was performed by a combination of newspaper insertions and mailings. These circulars were designed by us and were distributed regionally to take advantage of market differences caused by product availability, climate, and customer preferences. In addition to circulars, store promotional materials, including in-store signage, emphasize special bargains and significant values offered to customers. We continue to use our website (www.biglots.com) in order to improve the efficiency of communicating with our customers using the internet. In 2006, we overhauled and re-launched our website. Our on-line customer list, which we refer to as the Buzz Club, has grown from just over one million members at the end of 2006 to in excess of two million members at the end of 2007. This is an important marketing tool which allows us to communicate in a cost effective manner with our core customer base.

Over the past five fiscal years, total advertising expense as a percentage of total net sales has ranged from 2.2% to 2.6%. In 2007, advertising expense as a percentage of total net sales was 2.2%.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the timing of television and circular advertising, and the timing of certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses in the third fiscal quarter in anticipation of increased sales activity during the fourth fiscal quarter. The increased sales activity in the fourth fiscal quarter typically has a leveraging effect on operating results in the fourth fiscal quarter as a result of certain fixed costs such as rent and depreciation.

The seasonality of our business influences our demand for seasonal borrowings. We historically have drawn upon our credit facilities to fund seasonal working capital needs and have substantially repaid these borrowings during the fourth fiscal quarter. In 2007, our borrowings were primarily driven by seasonal working capital needs and the execution of the $600.0 million share repurchase program authorized by our Board of Directors in March 2007 ("March 2007 Repurchase Program") and the $150.0 million share repurchase program authorized by our Board of Directors in November 2007 ("November 2007 Repurchase Program"). We expect that borrowings will vary throughout 2008 under our $500.0 million unsecured credit facility ("Credit Agreement") depending on various factors, including our seasonal need to acquire merchandise inventory prior to peak selling seasons and the timing and amount of sales to our customers.

Available Information

We make available, free of charge, through the "Investor Relations" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2008 Annual Meeting of Shareholders ("2008 Proxy Statement").

Information relating to our corporate governance, including: Corporate Governance Standards; charters of our Board of Director's Audit, Compensation, and Nominating/Corporate Governance Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Professionals; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers may be found in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions. The Code of Business Conduct and Ethics is applicable to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals, for our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein), contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our websites are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the major risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2007 Annual Report to Shareholders contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

If we are unable to continue to successfully execute our operating strategies, our operating performance could be significantly impacted.

Our operating results have improved in 2006 and 2007. In 2005, we initiated a strategic assessment of our operations. As part of the initial steps implemented, we closed a significant number of underperforming stores, executed a series of markdowns to lower in-store inventory levels in certain classifications of merchandise, and realigned general office, field operations, and distribution centers resources to more appropriately fit our business requirements. In 2006, we tested and executed newly developed merchandising and marketing approaches and focused on improving efficiencies in our purchasing and distribution practices. In March 2007, we announced certain operating performance targets and goals for the period 2007 through 2009 that we refer to collectively as our "Long Range Plan" (see the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information concerning our operating strategy). We are attempting to continue to improve our recent operating trends of 2006 and 2007 through the execution of a number of strategies in our merchandising, marketing, and real estate areas. These strategies are aimed at driving comparable store sales growth, higher inventory turns, and higher gross margin dollars while reducing selling and administrative costs. In 2006 and 2007, we were able to meet or exceed many of our operating performance targets and goals. There is a risk that we will be unable to continue to meet or exceed these operating performance targets and goals in the future if our strategies are not successful.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, employees, products, real estate, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources that may be devoted to sourcing, promoting, and selling their merchandise. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, operating margin, and projected operating results, and may materially adversely affect our business and results of operations in other ways.

A decline in general economic condition, consumer spending levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially adversely affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the United States' economy. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence consumer spending. The economies of four states (Ohio, Texas, California, and Florida) are particularly important as approximately 37% of our current stores operate in these states and 39% of our 2007 net retail sales occurred in these states.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

The products we sell are sourced from a variety of vendors. In the closeout business, we cannot control the supply, design, function, availability, or cost of many of the products that we offer for sale. We depend upon the sufficient availability of closeout merchandise that we can acquire and offer at prices that represent a value to our customers, in order to meet or exceed our operating performance targets for gross margin. In addition, we rely on our vendors to provide us quality merchandise. To the extent that our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. If shortages or disruptions occur in the availability of closeout merchandise or if the quality of such merchandise is not acceptable to our customers or us, it is likely to have a material adverse effect on our sales and gross margin and may result in customer dissatisfaction.

We rely on vendors located in foreign countries for significant amounts of merchandise. In addition, many of our vendors have foreign manufacturing facilities. Our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher gross margin. During 2007, we purchased approximately 25% of our products directly from overseas vendors including 21% from vendors located in China. Our ability to find qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of the United States. Increased import duties, increased shipping costs, more restrictive quotas, loss of "most favored nation" trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties including inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, and trade restrictions, including retaliation by the United States against foreign practices, political instability, the financial stability of vendors, merchandise quality issues, tariffs, and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could materially adversely affect our business and financial performance.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially adversely impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory as we seek to minimize out-of-stock levels across all product categories and to maintain appropriate in-stock levels. As stated above, we obtain a quarter of our merchandise from vendors outside of the United States. These foreign vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise, and enter into purchase order contracts for the purchase and manufacture of such merchandise, well in advance of the time these products are offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, even though the lead time to obtain domestically-sourced merchandise is less, we attempt to maximize our gross margin and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various collective or class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act ("FLSA") and state wage and hour laws. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and may require us to devote substantial resources to defend ourselves. For a description of certain current legal proceedings, see note 10 to the accompanying consolidated financial statements.

We may be subject to risks associated with changes in laws, regulations, and accounting standards that may adversely affect our business and financial performance.

Changes in governmental regulations and accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity.

The creditworthiness of our formerly owned KB Toys business may adversely affect our business and financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively, "KB Toys") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. At the time of the bankruptcy filing, we had indemnification and guarantee obligations ("KB Lease Obligations") with respect to approximately 390 KB Toys store leases and other real property leases. KB Toys emerged from bankruptcy during 2005. We continue to have KB Lease Obligations with respect to approximately 52 KB Toys store leases. If KB Toys fails to perform on the remaining leases guaranteed or indemnified by us, it could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcy, see note 11 to the accompanying consolidated financial statements.

Our inability, if any, to comply with the terms of the Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We have the ability to borrow funds under the Credit Agreement and we utilize this ability at various times depending on operating or other cash flow requirements. The Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and may require the immediate repayment of any outstanding loans. If our financial performance is not in compliance with these covenants, it may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology, including the new point-of-sale system, or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to successfully execute our SAP® for Retail system implementation, our operations may be disrupted or become less efficient.

In January 2008, we announced our plans to implement SAP for Retail solutions over the next few years. New financial systems, including general ledger, accounts payable and fixed assets, are planned for development and testing during 2008, with plans to place the new financial systems in service in 2009. New core merchandising systems are planned for development and testing in 2009, with plans to place the new core merchandising system in service in 2010. The implementation of these systems is expected to have a pervasive impact - not only on our information systems but also across a significant portion of our general office operations, including merchandising, technology, and finance. While we believe the implementation of these systems will provide significant opportunity for us, it also involves significant risk in terms of cost and our ability to successfully implement these systems while continuing to execute our other business strategies. If we are unable to successfully implement SAP for Retail, it may have an adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to retain suitable store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores, and a significant number of these leases expire or are up for renewal each year. Our strategy to improve our financial performance includes sales growth while managing the occupancy cost of each of our stores. If we are not able to negotiate favorable lease renewals, including the proper determination of which leases to renew, our financial position, results of operations, and liquidity may be negatively affected.

If we are unable to secure customer, employee, and company data, our reputation could be damaged and we could be subject to penalties or lawsuits.

The protection of our customer, employee, and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. In addition, our customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, and/or lawsuits.

If we lose key personnel, it may have a material adverse impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train, and retain our senior executives and other qualified personnel.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of factors beyond our control, including but not limited to, general economic and stock market conditions, risks relating to our business and industry as discussed above, strategic actions by us or our competitors, variations in our quarterly operating performance, our future sales or purchases of our common shares, and investor perceptions of the investment opportunity associated with our common shares relative to other investment alternatives.

We also may be subject to a number of other factors which may individually or in the aggregate, materially or adversely affect our business. These factors include, but are not limited to:

- The effect of fuel price fluctuations on our transportation costs and customer purchases;
- Events or circumstances could occur which could create bad publicity for us or for types of merchandise offered in our stores which may negatively impact our business results including sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute our value;
- Our ability to attract and retain suitable employees;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

All of our stores are located in the United States, predominantly in strip shopping centers, and have an average store size of approximately 29,700 square feet, of which an average of 21,400 square feet is selling square feet. The average cost to open a new store in a leased facility during 2007 was approximately $1.0 million, including cost of inventory.

Except for 52 owned sites, all of our stores are leased. Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. In some leases, formulas require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of five to 10 years with multiple five-year renewal options. Fifty-one store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved.

The 52 owned stores are located in the following states:

State	Stores Owned
Arizona	2
California	38
Colorado	3
Florida	2
Louisiana	1
New Mexico	2
Ohio	1
Texas	3
Total	52

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. In addition, as stated above, many of our store leases have renewal options. The table includes the number of leases that are scheduled to expire each year that do not have a renewal option. The information includes stores with more than one lease and leases for stores not yet open. It excludes 11 month-to-month leases and 52 owned locations.

Fiscal Year:	Expiring Leases	Leases Without Options
2008	237	36
2009	272	43
2010	238	35
2011	211	27
2012	176	14
Thereafter	169	13

Warehouse and Distribution

At February 2, 2008, we operated five regional closeout distribution centers and two furniture distribution centers strategically placed across the United States totaling approximately 10.2 million square feet. Our regional closeout distribution centers are owned and located in Ohio, California, Alabama, Oklahoma, and Pennsylvania. Our two furniture distribution centers are located in Ohio (owned) and California (leased). In addition to these merchandise distribution centers, we own or lease warehouses in Ohio and California that distribute store fixtures and supplies. The regional closeout distribution centers utilize advanced warehouse management technology, which enables high accuracy and efficient processing of merchandise from vendors to our retail stores. The combined output of our merchandise distribution facilities was approximately 2.6 million cartons per week in 2007. Certain vendors deliver merchandise directly to our stores. We attempt to get merchandise from our vendors to the sales floor in the most effective manner.

The number of owned and leased warehouse and distribution facilities and the corresponding square footage of the facilities by state at February 2, 2008, were as follows:

State	Owned	Leased	Total	Square Footage Owned	Square Footage Leased	Square Footage Total
				(Square footage in thousands)		
Ohio	2	2	4	3,559	731	4,290
California	1	1	2	1,423	467	1,890
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Total	6	3	9	8,985	1,198	10,183

Corporate Office

We own the facility in Columbus, Ohio that serves as our general office for corporate associates.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, please refer to note 10 to the accompanying consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers at February 2, 2008 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	57	Chairman, Chief Executive Officer and President	2005
John C. Martin	57	Executive Vice President, Merchandising	2003
Donald A. Mierzwa	58	Executive Vice President, Store Operations	1998
Brad A. Waite	50	Executive Vice President, Human Resources, Loss Prevention and Risk Management	1998
Lisa M. Bachmann	46	Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer	2002
Robert C. Claxton	53	Senior Vice President, Marketing	2005
Joe R. Cooper	50	Senior Vice President and Chief Financial Officer	2000
Charles W. Haubiel II	42	Senior Vice President, Legal and Real Estate, General Counsel and Corporate Secretary	1999
Norman J. Rankin	51	Senior Vice President, Big Lots Capital and Wholesale	1998
Robert S. Segal	53	Senior Vice President, General Merchandise Manager	2005
Harold A. Wilson	59	Senior Vice President, Distribution and Transportation Services	1995
Timothy A. Johnson	40	Vice President, Strategic Planning and Investor Relations	2004
Paul A. Schroeder	42	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Prior to joining us, Mr. Fishman was the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer. Rhodes, Inc. filed for bankruptcy on November 4, 2004. Mr. Fishman also was Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer, which filed for bankruptcy on September 8, 2004, and President and Founder of SSF Resources, Inc., an investment and consulting firm.

John C. Martin is responsible for merchandising. Prior to joining us in 2003, Mr. Martin was President of Garden Ridge Corporation, an arts and crafts retailer. Garden Ridge Corporation filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Donald A. Mierzwa is responsible for store operations, including store standards, customer service, personnel development, program implementation, and execution. Mr. Mierzwa has been with us since 1989 and has served as Executive Vice President of Store Operations since 1999. As previously announced, Mr. Mierzwa will retire on April 15, 2008.

Brad A. Waite is responsible for human resources, loss prevention, risk management, and administrative services. Mr. Waite joined us in 1988 as Director of Employee Relations and has held various human resources management and senior management positions prior to his promotion to Executive Vice President in July 2000.

Lisa M. Bachmann is responsible for information technology, merchandise planning, and merchandise allocation functions. Ms. Bachmann joined us as Senior Vice President of Merchandise Planning, Allocation and Presentation in March 2002, and was promoted to her current role in August 2005. Prior to joining us, Ms. Bachmann was Senior Vice President of Planning and Allocation at Ames Department Stores, Inc., a discount retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Joe R. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004, and is responsible for our finance functions. He oversees treasury, tax, and investor relations, as well as the reporting, planning, and control functions of the business. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for our legal and real estate affairs. He was promoted to his current role and assumed responsibility for real estate in January 2008. Prior to that, Mr. Haubiel was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000.

Norman J. Rankin is responsible for our alternative product sourcing and wholesale operations. He assumed his current role in January 2008, after serving as Senior Vice President, General Merchandise Manager with responsibility for consumables and hardware. Mr. Rankin joined us in 1998 as Vice President, Consumables upon our merger with Mac Frugal's Bargains Close-outs, Inc., a discount retailer. In 1999, Mr. Rankin was promoted to Senior Vice President.

Robert S. Segal is responsible for merchandising in the furniture and home categories. Mr. Segal joined us in 2004 as Vice President, Divisional Merchandise Manager, Furniture, and was promoted to his current role in January 2008. Prior to joining us, Mr. Segal served as a Divisional Vice President, Housewares and Home for Shopko, a discount retailer, from 1995 to 2004.

Harold A. Wilson is responsible for warehousing, distributing, and transporting merchandise. Mr. Wilson joined us in 1995. Prior to joining us, Mr. Wilson was the Vice President of Distribution for retailer Limited Stores and held a senior position in the distribution department at retailer Neiman-Marcus.

Timothy A. Johnson is responsible for our strategic planning and investor relations functions. He was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined us in 2000 as Director of Strategic Planning.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance at American Signature, Inc., a furniture retailer, and held various finance positions at Limited Brands, Inc., a clothing and fashion retailer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective August 18, 2006, our common shares were listed on the New York Stock Exchange ("NYSE") under the symbol "BIG." Prior to the August 18, 2006 change, our symbol on the NYSE was "BLI." The following table reflects the high and low sales prices per common share for our common shares as reported on the NYSE composite tape for the fiscal periods indicated:

	2007		2006	
	High	Low	High	Low
First Quarter	$34.55	$23.43	$14.95	$12.40
Second Quarter	36.15	24.72	17.20	13.25
Third Quarter	31.98	22.37	21.18	15.70
Fourth Quarter	$22.95	$12.40	$26.36	$20.03

Our Board of Directors historically has authorized reinvesting available cash in capital expenditures for various maintenance and growth opportunities and in share repurchase programs. We historically have not paid dividends and our Board of Directors is currently not considering any change in this policy. In the event that we change our policy, any future cash dividend payments would be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On March 9, 2007, we announced our $600.0 million March 2007 Repurchase Program commencing upon authorization by our Board of Directors and continuing until exhausted. On November 30, 2007, we announced our $150.0 million November 2007 Repurchase Program commencing upon the completion of the March 2007 Repurchase Program and continuing until exhausted. On December 3, 2007, we completed the March 2007 Repurchase Program. During the fourth quarter of 2007, we acquired $112.5 million of our common shares under the November 2007 Repurchase Program. In the first quarter of 2008, we completed the November 2007 Repurchase Program. Common shares acquired through the repurchase programs will be available to meet obligations under equity compensation plans and for general corporate purposes. During 2007, as part of these announced repurchase programs, we purchased 30.0 million common shares having an aggregate cost of $712.5 million with an average price paid per share of $23.76.

The following table sets forth information regarding our repurchase of our common shares during the fourth quarter of 2007:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased [1][2]	(b) Average Price Paid per Share [3]	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
November 4, 2007 — December 1, 2007	5,429	$20.65	5,429	$155,905
December 2, 2007 — December 29, 2007	5,069	15.96	5,069	75,000
December 30, 2007 — February 2, 2008	2,662	14.10	2,660	37,501
Total	13,160	$17.52	13,158	$ 37,501

(1) Included in the total number of shares purchased during the fourth quarter of 2007 are approximately two thousand shares which were withheld for tax payments with respect to share-based compensation. All other shares purchased in the fourth quarter of 2007 were made pursuant to the March 2007 Repurchase Program and November 2007 Repurchase Program.

(2) As part of the March 2007 Repurchase Program, we received 2.8 million of our outstanding common shares during the first quarter of 2007, representing the minimum number of shares purchased under a $100.0 million guaranteed share repurchase transaction ("GSR"). Upon receipt, the 2.8 million shares were removed from our basic and diluted weighted average common shares outstanding. The GSR included a forward contract indexed to the average market price of our common shares that subjected the GSR to a future share settlement based on the average share price between the contractually specified price inception date of the GSR and the final settlement date. The forward contract effectively placed a collar around the minimum and maximum number of our common shares that we purchased under the GSR. We were not required to make any additional payments to the counterparty under the GSR. We received 0.4 million additional common shares from the counterparty in settlement of the GSR in the fourth quarter of 2007 based on the average market price of our common shares during the period specified by the GSR.

(3) This amount represents the weighted-average price paid per common share in the fourth quarter of 2007 and includes a per share commission paid for all repurchases.

On February 22, 2006, our Board of Directors authorized the repurchase of up to $150.0 million of our common shares ("2006 Repurchase Program"). During 2006, we purchased 9.4 million common shares having an aggregate cost of $150.0 million with an average price paid per share of $15.90.

In June 2006, in accordance with the 2006 Repurchase Program, we paid $14.7 million to enter into a structured share repurchase transaction which settled in cash on its maturity date in September 2006. Because the market price of our common shares was above $15.34 on the maturity date, we received $15.3 million on the maturity date, representing our original investment of $14.7 million and a $0.6 million return on our investment. The initial cash disbursement and subsequent receipt of cash were recorded in additional paid-in capital on the consolidated balance sheet.

The repurchased common shares in 2006 and 2007 were placed into treasury and are used for general corporate purposes including the issuance of shares related to employee benefit plans.

At the close of trading on the NYSE on March 28, 2008, there were approximately 1,127 registered holders of record of our common shares.

The following graph compares, for the five fiscal year period ended February 2, 2008, the cumulative total shareholder return for our common stock, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended January 31, 2004, January 29, 2005, January 28, 2006, February 3, 2007, and February 2, 2008. The graph assumes that $100 was invested on January 31, 2003, in each of our common stock, the S&P 500 Index, and the S&P 500 Retailing Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Jan03
Jan04
Jan05
Jan06
Jan07
Jan08
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing Index

Company / Index	Base Period January 2003	Indexed Returns Years Ending January 2004	January 2005	January 2006	January 2007	January 2008
Big Lots, Inc.	**$100.00**	$113.04	$ 89.28	$109.92	$208.00	$140.08
S&P 500 Index	**100.00**	134.57	141.76	158.24	181.97	178.69
S&P 500 Retailing Index	**$100.00**	$149.48	$171.56	$186.65	$214.85	$175.35

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes included herein.

	Fiscal Year [(a)]				
(In thousands, except per share amounts and store counts)	2007 [(b)]	2006 [(c)]	2005	2004	2003
Net sales	$4,656,302	$4,743,048	$4,429,905	$4,149,252	$3,942,653
Cost of sales	2,815,959	2,851,616	2,698,239	2,462,114	2,292,123
Gross margin	1,840,343	1,891,432	1,731,666	1,687,138	1,650,530
Selling and administrative expenses	1,515,379	1,622,339	1,596,136	1,518,589	1,439,444
Depreciation expense	88,484	101,279	108,657	99,362	88,960
Operating profit	236,480	167,814	26,873	69,187	122,126
Interest expense	(2,513)	(581)	(6,272)	(24,845)	(16,443)
Interest and investment income	5,236	3,257	313	618	1,061
Income from continuing operations before income taxes	239,203	170,490	20,914	44,960	106,744
Income tax expense	88,023	57,872	5,189	13,528	20,833
Income from continuing operations	151,180	112,618	15,725	31,432	85,911
Income (loss) from discontinued operations, net of tax	7,281	11,427	(25,813)	(7,669)	(5,691)
Net income (loss)	$ 158,461	$ 124,045	$ (10,088)	$ 23,763	$ 80,220
Earnings per common share - basic:					
Continuing operations	$ 1.49	$ 1.02	$ 0.14	$ 0.28	$ 0.74
Discontinued operations	0.07	0.10	(0.23)	(0.07)	(0.05)
	$ 1.56	$ 1.12	$ (0.09)	$ 0.21	$ 0.69
Earnings per common share - diluted:					
Continuing operations	$ 1.47	$ 1.01	$ 0.14	$ 0.27	$ 0.73
Discontinued operations	0.07	0.10	(0.23)	(0.06)	(0.05)
	$ 1.55	$ 1.11	$ (0.09)	$ 0.21	$ 0.68
Weighted-average common shares outstanding:					
Basic	101,393	110,336	113,240	114,281	116,757
Diluted	102,542	111,930	113,677	114,801	117,253
Balance sheet data:					
Total assets	$1,443,815	$1,720,526	$1,625,497	$1,733,584	$1,800,543
Working capital	390,766	674,815	557,231	622,269	718,620
Cash and cash equivalents	37,131	281,657	1,710	2,521	174,003
Long-term obligations	163,700	—	5,500	159,200	204,000
Shareholders' equity	$ 638,486	$1,129,703	$1,078,724	$1,075,490	$1,108,779
Cash flow data:					
Cash provided by operating activities	$ 307,932	$ 381,477	$ 212,965	$ 71,261	$ 188,819
Cash used in investing activities	$ (58,764)	$ (30,421)	$ (66,702)	$ (127,756)	$ (177,891)
Store data:					
Total gross square footage	40,195	40,770	41,413	42,975	40,040
Total selling square footage	28,902	29,376	29,856	30,943	29,019
Stores opened during the fiscal year	7	11	73	103	86
Stores closed during the fiscal year	(29)	(37)	(174)	(31)	(36)
Stores open at end of the fiscal year	1,353	1,375	1,401	1,502	1,430

(a) 2006 is comprised of 53 weeks. All other periods presented included 52 weeks.

(b) We adopted FIN No. 48, Accounting for Uncertainty in Income Taxes, in the first quarter of 2007, on a prospective basis, the impact of which is more fully discussed in notes 1 and 9 to the accompanying consolidated financial statements.

(c) We adopted SFAS No. 123(R), Accounting for Share-Based Compensation, in the first quarter of 2006, under the modified prospective adoption method, the impact of which is more fully described in notes 1 and 7 to the accompanying consolidated financial statements. We adopted the funding recognition provisions of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans in 2006, the impact of which is more fully described in notes 1 and 8 to the accompanying consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to Item 1A of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material effect on our business, financial condition, results of operations, and liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal year 2006 was comprised of 53 weeks. Fiscal years 2007 and 2005 each were comprised of 52 weeks.

Operating Results Summary

The following are the results from 2007 (52 weeks) that we believe are key indicators of our operating performance when compared to our operating performance in 2006 (53 weeks).

- Comparable store sales for stores open at least two years at the beginning of 2007 increased 2.0%.
- Sales per selling square foot were $158 in both 2007 and 2006. Net sales declined 1.8%.
- Gross margin as a percent of sales decreased 40 basis points to 39.5% of sales from 39.9% of sales in 2006. Gross margin dollars were lower by 2.7%.
- Average inventory levels were lower throughout 2007 compared to 2006 and, combined with the 2.0% increase in comparable store sales, resulted in a higher turnover rate of 3.5 times in 2007 compared to 3.4 times in 2006.
- Selling and administrative expenses as a percent of sales decreased 170 basis points to 32.5% of sales from 34.2% of sales in 2006.
- Depreciation expense as a percent of sales decreased 20 basis points to 1.9% of sales from 2.1% of sales in 2006.
- Diluted earnings per share from continuing operations improved to $1.47 per share compared to $1.01 per share in 2006.
- Cash provided by operating activities was $307.9 million in 2007 compared to $381.5 million in 2006.
- We acquired 30.0 million of our common shares under our publicly-announced repurchase programs for a total cost of $712.5 million, while having outstanding debt at the end of 2007 of $163.7 million. In 2006, we acquired 9.4 million of our common shares under publicly announced repurchase programs for a total cost of $150.0 million.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.5	60.1	60.9
Gross margin	39.5	39.9	39.1
Selling and administrative expenses	32.5	34.2	36.0
Depreciation expense	1.9	2.1	2.5
Operating profit	5.1	3.5	0.6
Interest expense	(0.1)	(0.0)	(0.1)
Interest and investment income	0.1	0.1	0.0
Income from continuing operations before income taxes	5.1	3.6	0.5
Income tax expense	1.9	1.2	0.1
Income from continuing operations	3.2	2.4	0.4
Income (loss) from discontinued operations, net of tax	0.2	0.2	(0.6)
Net income (loss)	3.4%	2.6%	(0.2)%

See the discussion and analysis below for additional details of the specific components of our operating results comparing the 2007 results to 2006 and the 2006 results to 2005.

Selling and administrative expenses in 2007 were reduced by $5.2 million (10 basis points) of proceeds from the KB Toys bankruptcy trust (see note 11 to the accompanying consolidated financial statements for additional information) and $4.9 million (10 basis points) of insurance proceeds as recovery for 2005 hurricane insurance claims.

In 2006, we reached tentative settlements of two employment-related civil class actions brought against us. We recorded, in 2006, pretax charges of $9.7 million (20 basis points) included in selling and administrative expenses for the estimated settlement liability for these matters. See note 10 to the accompanying consolidated financial statements for additional detail on these matters.

In 2006, we recorded pretax income of $2.6 million (less than 10 basis points) in selling and administrative expenses upon receipt of our portion of the Visa/MasterCard antitrust litigation settlement funds that compensate merchants for the excessive fees paid for certain Visa and MasterCard transactions.

Seasonality

We historically have experienced, and we expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit being realized in the fourth fiscal quarter. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of television and circular advertising, and the timing of certain holidays. We purchase substantial amounts of inventory and incur higher shipping and payroll costs as a percent of sales in the third fiscal quarter in anticipation of the increased sales activity during the fourth fiscal quarter.

The following table sets forth the seasonality of net sales and operating profit by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2007				
Net sales percentage of full year	24.2%	23.3%	22.1%	30.4%
Operating profit as a percentage of full year	18.0	14.1	9.6	58.3
Fiscal Year 2006				
Net sales percentage of full year	23.0%	22.3%	22.1%	32.6%
Operating profit as a percentage of full year	12.7	4.3	1.4	81.6

Operating Strategy

In August 2005, we introduced our operating strategy called the What's Important Now ("WIN") Strategy. The WIN Strategy is comprised of 3 distinctive phases: Discovery, Testing and Learning, and Execution. The Discovery phase (second half of 2005) included tactical decisions to improve near-term performance along with the development of strategic changes to be implemented or tested during 2006. Throughout the Testing and Learning phase (2006), we implemented or tested several merchandising, marketing, and operational strategies to better understand our business' future potential. With certain tactical changes made and the knowledge gained from testing and learning, we are now in the Execution phase (2007 through 2009). Our long-term strategy is based upon results from the first 18 months of the WIN Strategy and encompasses a complete assessment of all areas of our operations in order to identify the key growth initiatives and strategic investments needed to improve the performance of our business. The Execution phase includes a strategic roadmap focused on expanding our operating profit rate, driving sustainable growth in earnings per share, and generating significant cash to reinvest in the business or to return to shareholders.

The following sections provide additional discussion and analysis of our WIN Strategy with respect to merchandising, real estate, and operating expenses.

Merchandising

We developed our merchandise strategy with the goals of growing sales per square foot and increasing gross margin dollars. Our customer surveys have found that brand name merchandise, the "treasure hunt" experience, price, value, and savings were most important to our customers. Certain elements of our merchandising strategy were tested and executed in 2006. Also, in 2006, we refined our detailed merchandising plans in order for each merchant to understand his or her targeted levels of closeout merchandise, engineered closeout merchandise (items that we often develop along with our vendors), and product categories that our customers expect us to consistently have in stock. Our objective is to maximize the amount of closeout merchandise which we believe provides the greatest value to our customers. We have communicated many of these expectations to our vendors so that they understand our expectations and can collaborate with us to get the desired types and quantities of merchandise to our stores.

During the 2006 holiday season, we conducted additional customer surveys and learned the following:

- Over 80% of our customers come to our stores without a shopping list or without something specific in mind that they are looking for.
- Price dominates top of mind awareness and our customers look to us for value and savings.
- Almost one half of our customers surveyed said their shopping trips last 30 to 60 minutes, which we interpret as they are coming to us to shop the store and for the "treasure hunt."

One of the key elements to the success of our merchandising strategy has been the "raise the ring" strategy. The "raise the ring" strategy involves offering a merchandise mix to the customer that includes items with slightly higher average item retail sales price. One method used to accomplish this is to offer larger package or quantity sizes. For example, instead of offering an item for sale on a per piece basis, we may offer the same product in a package of three or six pieces. Another part of the "raise the ring" strategy involves offering types of merchandise that increase average item retail, based on our belief that as long as the value proposition is compelling, our customers are willing to purchase higher ticket merchandise from us. Based on our customer surveys, we believe our customers want high quality merchandise, which often results in high average item retail. The "raise the ring" strategy has resulted in fewer cartons processed by our distribution centers and stores while positive comparable store sales were achieved.

We expect to drive comparable store sales with both merchandising and marketing. From a merchandising perspective, we will continue to focus on "raising the ring" and offering top brand-named merchandise. We expect to offer high quality merchandise at prices that represent good values, even if the sales prices are higher than what has traditionally been found in our stores. Our global sourcing team is expected to be key in improving quality and quantity of our import business in seasonal, furniture and some of the home and hardlines businesses. We continue to evaluate how our stores are merchandised and, when appropriate, to redesign our stores to focus on capturing volume opportunities in categories that we believe have the potential to out-perform other merchandise.

Our marketing efforts continue to involve a mix of circulars, in-store marketing, television, and online advertising. Many of the products we offer in the circulars are a result of the merchandising strategies discussed above. The planning and coordination that goes into these circulars improves their effectiveness and helped to drive sales, gross margin dollars, and the inventory turnover rate. We have developed better in-store marketing strategies, such as improved signage, aimed at increasing total sales dollars from each customer. Our new signage was tested favorably during 2006 and was rolled out to all stores late in the fourth quarter of 2006. Lastly, we continue to market to our Buzz Club, with a free online membership and by aggressively signing up new members and alerting them to new merchandise and offerings in our stores.

In 2005, as part of a review of our merchandising strategy, we: 1) closed our stand-alone furniture stores; 2) executed a series of markdowns lowering in-store inventory levels in certain categories and improving inventory turnover; and 3) exited the frozen food business.

Real Estate

As part of our WIN Strategy, we closed 174 stores during 2005, a significant number of which were underperforming. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the operating results of 130 of these closed stores were reclassified to discontinued operations in 2005 and all prior periods reported. See note 11 to the accompanying consolidated financial statements for further discussion of our discontinued operations.

We have slowed our rate of new store openings and our strategy is more market focused and prioritized to our strongest markets in the Northwest, West, and South. We have allocated approximately $15.0 million to $20.0 million in total to open new stores from 2007 through 2009. This level of expenditure is planned to result in an average of 15 new stores a year. During 2007, we opened a total of 7 new stores. While we would like to open more new stores, we continue to exercise prudence with respect to capital allocation, including avoiding overpaying for leased real estate in order to deliver store unit growth.

Our strategy includes additional investments in a select number of our existing stores in order to improve operating efficiency. In 2007, we spent approximately $20 million to implement our new point-of-sale register system in approximately 700 of our stores. We expect that our remaining stores will receive the new point-of-sale register system in 2008 at an additional cost of approximately $20 million. In addition, in 2007, we spent approximately $5 million for store retrofits and merchandise fixtures at approximately 70 of our stores to better feature some of our key merchandise growth classifications. Retrofitting a store includes reorganizing the selling floor primarily by moving fixtures to improve the alignment of the selling floor with our merchandising and marketing efforts. We believe we have developed a store format that allows us the opportunity to get more merchandise out on the selling floor in some of our higher volume, small square footage stores, including opening full furniture departments in approximately one half of the 2007 store retrofits. In 2008, we plan on completing approximately 40 store retrofits, all of which will add a full furniture department.

Operating Expenses

Our goal is to continue to generate selling and administrative expense leverage. We have changed processes and the way we operate the business. We believe that changes we have made and continue to make in merchandising are the starting point to achieving our leverage goals. We have reduced inventory levels at our stores and our regional distribution centers. We attempt to flow product to our stores in optimal quantities and pack sizes in a timely manner. We have increased the percentage of acquired floor-ready merchandise that arrives in our stores pre-ticketed and conveniently packaged for efficient display and sale. These merchandising efforts and the favorable impact of our "raise the ring" strategy are expected to help us continue to leverage our store and distribution center operating expenses. Based on these efficiencies along with the new point-of-sale register system, we continue to evaluate how we schedule payroll hours in our stores as well as the appropriate staffing models.

With respect to distribution and outbound transportation expenses, we believe we have opportunities for further improvement in several areas. Furniture is different than our other merchandise categories because of the bulk of the product and how much can be shipped on a trailer. Historically, furniture has been shipped from different buildings and on different trailers because we did not have the capacity in our regional distribution centers. In the past, the majority of our stores received weekly shipments from a closeout truck from a regional distribution center and a separate furniture truck from one of our furniture distribution centers on a different day. This process was not efficient for our stores or distribution centers. Improvements in managing our inventory and turning our goods faster have created capacity in our regional distribution centers. This allows furniture to be handled through our regional distribution centers and combined with other merchandise which results in fewer shipments and trailers, more efficient unloading processes and less payroll hours needed at the store level. Additionally, we benchmarked all aspects of our transportation in an effort to find new ways to reduce expenses. As a result, we have improved our processes, including optimizing the timing of deliveries, and we have implemented a vendor compliance program that has generated transportation savings. We have also reduced our fleet size and changed our mix of carriers. In certain cases, we have found it to be less expensive overall to use one-way carriers where we have historically used round-trip carriers. While our cost per mile has increased, we have significantly reduced the number of miles required to deliver our merchandise.

We have achieved cost savings related to changes to our health care administrator. In February 2007, we changed our third party network administrator, allowing us to offer our associates a wider network of providers, which in turn allows us to save money. During 2007 this change helped offset medical cost increases and lowered our cost as a percent of sales.

In 2005, our review of our operating expenses resulted in personnel reductions in our general office, field operations, and distribution centers. Certain resources were realigned based on the 2005 store closings and further net store closures expected in the near term. Additionally, some redundancies between our closeout store operations and our furniture store operations were eliminated.

Discontinued Operations

We continue to incur exit-related costs for some of the 130 stores we closed in 2005 that we have classified as discontinued operations, specifically on the stores where lease obligations remain. We also report certain activity related to our prior ownership of the KB Toys business in discontinued operations. See note 11 to the accompanying consolidated financial statements for a more detailed discussion of all of our discontinued operations.

2007 Compared to 2006

Net Sales

Net sales decreased 1.8% to $4,656.3 million in 2007 compared to $4,743.0 million in 2006. This net sales decrease of $86.7 million is principally due to sales made during the 53rd week in 2006 and lower store count in 2007, which were partially offset by a comparable store sales increase of 2.0%. Our comparable store sales are calculated by using all stores that were open for at least two fiscal years as of the beginning of 2007. This calculation may not be comparable to other retailers who calculate comparable store sales based on other methods or criteria. From a merchandise perspective, the Consumables, Furniture, and Seasonal were the best performing categories with comparable store sales increasing in the mid-single digits range. Comparable store sales increases in these categories were partially offset by decreases in Home and Other. Consumables performed consistently throughout the year with positive comparable store sales across all departments. Furniture performed consistently throughout the first three quarters of 2007; however, recent trends in the fourth quarter were more challenging in part because in the fourth quarter we were up against a successful prior year launch of Serta mattresses and were transitioning between old and new styles of product in certain key classifications. Seasonal was driven by strength in lawn & garden, summer, and Christmas, which were partially offset by disappointing Halloween and harvest. Home category sales have been very soft since the first quarter's positive performance. All Home departments except for domestics ended the year with negative comparable store sales. Within the Other category, the decrease in toy sales and toy comparable store sales was partially offset by the impact from a couple of larger closeout deals, including a drugstore deal and a furniture deal. Similar to other retailers, our toy business was challenged in 2007 principally due to the negative publicity from certain high profile toy recalls.

We manage our business based on one segment, broadline closeout retailing. During the first quarter of 2007, in connection with the completion of the internal re-alignment of certain merchandising departments and classes between our divisional merchandising managers, we determined that the following six merchandise categories most directly match our internal management and reporting of merchandise net sales results: Consumables, Home, Furniture, Hardlines, Seasonal, and Other. See Item 1, Business of this Form 10-K for a more detailed description of each category. Effective for the first quarter of 2007, we use these six categories externally to report net sales information by each merchandise group in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Prior period amounts presented have been reclassified to conform to the current year presentation.

Net sales by product category, net sales by product category as a percentage of total net sales, and net sales change in dollars and percentage in 2007 compared to 2006 were as follows:

	2007		2006		Change	
($ in thousands)						
Consumables	$1,339,433	28.8%	$1,317,095	27.8%	$ 22,338	1.7%
Home	783,047	16.8	842,974	17.8	(59,927)	(7.1)
Furniture	687,292	14.8	681,952	14.4	5,340	0.8
Hardlines	629,119	13.5	645,338	13.6	(16,219)	(2.5)
Seasonal	597,933	12.8	584,762	12.3	13,171	2.3
Other	619,478	13.3	670,927	14.1	(51,449)	(7.7)
Net sales	$4,656,302	100.0%	$4,743,048	100.0%	$(86,746)	(1.8)%

Gross Margin

Gross margin dollars decreased 2.7% to $1,840.3 million in 2007 compared to $1,891.4 million in 2006. The decline in gross margin by $51.1 million was principally due to a combination of lower net sales and a lower gross margin rate. Gross margin as a percentage of net sales was 39.5% in 2007 compared to 39.9% in 2006. This gross margin rate decrease of 40 basis points was primarily due to higher markdowns, a shift in the sales mix toward lower margin categories such as Consumables, from higher margin categories or departments, such as the Home category and the toys department, and higher accruals for shrink. Higher markdowns were attributable in part to slower selling categories and departments, such as the Home category and the toys department, and more promotional selling in Seasonal and Furniture. The factors decreasing the gross margin rate were partially offset by an improvement in the initial mark up of merchandise purchased in 2007 compared to purchases in 2006. This improvement in initial mark up is primarily attributed to our merchandising strategies as discussed in the above Merchandising section under Operating Strategy. Our inventory turnover improved to 3.5 turns in 2007 compared to 3.4 turns in 2006.

Selling and Administrative Expenses

Selling and administrative expenses decreased 6.6% to $1,515.4 million in 2007 compared to $1,622.3 million in 2006. Selling and administrative expenses as a percentage of net sales were 32.5% in 2007 compared to 34.2% in 2006. In 2007 selling and administrative expenses were reduced by $5.2 million (10 basis points) of proceeds from the KB Toys bankruptcy trust (see note 11 to the accompanying consolidated financial statements for additional information) and $4.9 million (10 basis points) of insurance proceeds as recovery for 2005 hurricane insurance claims. In 2006, selling and administrative expenses included charges of $9.7 million (20 basis points) for the estimated settlement liability for the tentative settlements of two employment-related civil class actions brought against us (see note 10 to the accompanying consolidated financial statements). In addition to these specific items, the following items contributed to the 170 basis point improvement in selling and administrative expense leverage: 1) the 2.0% increase in comparable store sales, which was above our expense leverage point; 2) a reduction in health and welfare plan expenses of $26.9 million driven by greater discounts resulting from a change in the plan's service provider effective February 1, 2007 and fewer plan participants, 3) a reduction in distribution and outbound transportation costs of $23.8 million, and 4) a reduction in store payroll and payroll-related expense of $18.3 million. Distribution and outbound transportation costs, which were included in selling and administrative expenses (see note 1 to the accompanying consolidated financial statements), decreased 10.7% to $198.3 million in 2007 compared to $222.1 million in 2006. Distribution and outbound transportation expenses as a percentage of net sales were 4.3% in 2007 compared to 4.7% in 2006. Distribution and outbound transportation cost savings have been achieved through certain management initiatives including, but not limited to, improvements in furniture distribution, more efficient scheduling of labor used in the distribution centers, lower health and welfare plan expense, as discussed above, and transportation initiatives aimed at optimizing the use of our transportation fleet and the increased usage of third party one-way carriers. The higher use of third party one-way carriers, which began late in the second quarter of 2007, has increased our cost per mile while decreasing the overall transportation cost as a result of fewer miles traveled. Store payroll continues to benefit from merchandising strategies such as "raise the ring", acquiring more floor-ready merchandise that has resulted in a reduction in payroll hours required to process fewer cartons, and improved distribution methods.

Depreciation Expense

Depreciation expense for 2007 was $88.5 million compared to $101.3 million for 2006. The $12.8 million decrease was principally related to the decline in capital expenditures over the last 24 months compared to earlier fiscal years. The lower capital expenditures are principally related to opening seven stores in 2007 and 11 stores in 2006 compared to opening 73, 103, and 86 stores in 2005, 2004, and 2003, respectively. In addition, in 2006 and 2007, we took a conservative approach to capital investments aimed primarily at the development and installation of a new point-of-sale register system, which was installed in approximately 700 of our stores as of February 2, 2008, and other items generally considered "maintenance capital" items for our distribution centers and stores. We expect to complete the installation of the new point-of-sale register system in all of our remaining stores in 2008.

In 2006, upon the successful completion of a pilot program in 32 of our stores and the decision to move forward with the implementation of a new point-of-sale system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. The impact of this service life reduction was to recognize approximately $2.3 million in the fourth quarter of 2006 and $4.1 million in 2007 as additional depreciation expense. The remaining $0.5 million is expected to be depreciated in 2008.

Interest Expense

Interest expense increased to $2.5 million in 2007 compared to $0.6 million in 2006. The $1.9 million increase in interest expense was principally due to higher average borrowings of $37.9 million in 2007 compared to average borrowings of $4.8 million in 2006. The higher average borrowings were driven principally by the acquisition of approximately 30.0 million shares of our common stock for $712.5 million under our publicly announced share repurchase programs.

Interest and Investment Income

Interest and investment income increased $1.9 million in 2007 to $5.2 million compared to $3.3 million in 2006. Because we began 2007 with cash and cash equivalents of $281.7 million, we were in an invested position throughout the first half of 2007. We invested primarily in money market type investments that are considered cash equivalents and other short term high grade bond mutual funds.

Income Taxes

Our effective income tax rate on income from continuing operations was 36.8% for 2007 compared to 33.9% for 2006. The increase in 2007 was driven primarily by less benefit from valuation allowance reductions (relating to net operating loss deferred tax assets) and the increase in income from continuing operations before income taxes.

We anticipate our 2008 effective income tax rate to be within a range of 38.5% to 39.0%. The 2008 effective income tax rate is planned to be higher as we anticipate less benefit from valuation allowance reductions in 2008, less nontaxable municipal interest income in 2008 and higher income from continuing operations.

Discontinued Operations

We recorded income from discontinued operations of $7.3 million in 2007 compared to $11.4 million in 2006. The income from discontinued operations in 2007 was principally comprised of the release of our KB bankruptcy lease obligation (as defined in note 11 to the accompanying consolidated financial statements) of $6.6 million, net of tax, 2) the recognition of $1.1 million of proceeds, net of tax, from the bankruptcy trust as recovery for prior charges incurred by us for KB bankruptcy lease obligations and the Pittsfield, Massachusetts distribution center (formerly owned by KB Toys) mortgage guarantee, and 3) exit-related costs on the 130 closed stores of $0.6 million, net of tax, related to expenses on the portion of the 130 stores where the leases have not been terminated. The income from discontinued operations in 2006 was principally comprised of the partial release of our KB bankruptcy lease obligation of $8.7 million, net of tax, and the release of KB Toys-related income tax and sales tax indemnification liabilities of $4.7 million, net of tax, which were partially offset by a loss on the sale of the Pittsfield, Massachusetts distribution center of approximately $1.4 million, net of tax and exit-related costs on the 130 closed stores of $1.6 million, net of tax, including a $0.7 million, pretax pension settlement charge and expenses on the portion of the 130 stores where the leases had not been terminated.

2006 Compared to 2005

Net Sales

Net sales increased 7.1% to $4,743.0 million in 2006 compared to $4,429.9 million in 2005. This net sales increase of $313.1 million was principally due to a 4.6% increase in comparable store sales and sales made during the 53rd week in 2006. From a merchandise perspective, the Consumables, Furniture, and Hardlines were the best performing categories. Within the Consumables category, sales of food and health and beauty products drove the increase which was partially offset by the decline in sales of frozen food, which we discontinued in 2005. Within the Furniture category, sales of upholstery and mattresses drove the increase. Within the Hardlines category, sales of electronics drove the increase.

As previously discussed, effective for the first quarter of 2007, we use six categories externally to report net sales information by each merchandise group in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Prior period amounts presented have been reclassified to conform to the current year presentation.

Net sales by product category, net sales by product category as a percentage of total net sales, and net sales change in dollars and percentage in 2006 compared to 2005, as reclassified, were as follows:

($ in thousands)	2006		2005		Change	
Consumables	$1,317,095	27.8%	$1,225,798	27.7%	$91,297	7.4%
Home	842,974	17.8	785,352	17.7	57,622	7.3
Furniture	681,952	14.4	599,664	13.5	82,288	13.7
Hardlines	645,338	13.6	587,304	13.3	58,034	9.9
Seasonal	584,762	12.3	575,374	13.0	9,388	1.6
Other	670,927	14.1	656,413	14.8	14,514	2.2
Net sales	$4,743,048	100.0%	$4,429,905	100.0%	$313,143	7.1%

Gross Margin

Gross margin dollars increased 9.2% to $1,891.4 million in 2006 compared to $1,731.7 million in 2005. We achieved our stated goal to increase gross margin dollars as gross margin improved by $159.7 million principally due to a combination of higher net sales and a slightly higher gross margin rate. Gross margin as a percentage of net sales was 39.9% in 2006 compared to 39.1% in 2005. This gross margin rate increase of 80 basis points was primarily due to an improvement in the initial mark up of merchandise purchased in 2006 compared to purchases in 2005. This improvement is primarily attributed to our merchandising strategies as previously discussed. Our inventory turnover improved to 3.4 turns in 2006 compared to 3.0 turns in 2005.

Selling and Administrative Expenses

Selling and administrative expenses increased 1.6% to $1,622.3 million in 2006 compared to $1,596.1 million in 2005. While net sales increased $313.1 million, selling and administrative expenses increased only $26.2 million and as a result, selling and administrative expenses as a percentage of net sales were 34.2% in 2006 compared to 36.0% in 2005. The following items contributed to the 180 basis point improvement in selling and administrative expense leverage: 1) the 4.6% increase in comparable store sales, which was above our expense leverage point; 2) our "raise the ring" merchandising strategy which delivered higher sales results with fewer cartons processed by the distribution centers and stores; 3) reduction in general office and field operations headcount primarily due to the elimination of some redundancies between closeout and furniture store operations; and 4) various initiatives aimed at improving efficiency at our stores and distribution centers including tightly managed payroll budgets, the initiation of a vendor compliance program, and merchandising strategies aimed at getting merchandise delivered that is more efficiently able to be displayed on the selling floor, for example, pre-ticketed items and improved packaging (ready-to-display packaging, palletized end cap displays, etc.).

Some of the increases in selling and administrative expense components from 2005 to 2006 were bonus expense of $22.0 million, wage litigation charges of $9.7 million, utilities of $6.5 million, stock-based compensation expense of $5.7 million, and asset impairment charges of $5.0 million. These increases were partially offset by decreases in store hourly wages of $10.7 million, general office wages of $5.2 million, field operations cost of $4.2 million, and proceeds received as a result of the Visa/MasterCard antitrust settlement of $2.6 million. The bonus expense increase is due primarily to our improved financial performance in 2006 and compares to 2005 when no general office bonuses were paid. The wage litigation charges are discussed in more detail in note 10 to the accompanying consolidated financial statements. Higher utilities costs are primarily a result of higher utility rates. Stock-based compensation expense increased primarily as a result of adopting SFAS No. 123(R) (See note 1 to the accompanying consolidated financial statements) and the achievement of a performance-based target with respect to nonvested restricted stock awards granted in the first quarter of 2006. The asset impairment charges relate primarily to charges taken on certain underperforming stores that were opened in 2004 and 2005. Lower store hourly wages, even with the $313.1 million increase in sales, are a result of improved productivity in the stores primarily due to lower inventory levels at the stores and our "raise the ring" merchandising strategy. The decline in general office and field operations expenses was primarily a result of the reduction in headcount which included the elimination of some redundancies in the furniture and closeout operations.

Distribution and outbound transportation costs, which were included in selling and administrative expenses (see note 1 to the accompanying consolidated financial statements), decreased 0.8% to $222.1 million in 2006 compared to $223.8 million in 2005. Distribution and outbound transportation expenses as a percentage of net sales were 4.7% in 2006 compared to 5.1% in 2005. The 40 basis point decrease was primarily due to our "raise the ring" merchandising strategy which resulted in fewer cartons being processed through the distribution centers with higher carton values. In addition, our emphasis on improved inventory turnover led to lower inventory levels maintained in the distribution centers.

Depreciation Expense

Depreciation expense for 2006 was $101.3 million compared to $108.7 million for 2005. The $7.4 million decrease was principally related to a declining amount of capital expenditures in 2005 and 2006. The lower capital expenditures are principally related to opening 11 stores in 2006 and a conservative approach to capital investments aimed primarily at the development of a new point-of-sale register system and other items generally considered "maintenance capital" items for our distribution centers and stores in 2006. 2005 capital expenditures included capital related to the completion of reengineering of our Columbus, Ohio distribution center.

Upon the successful completion of a pilot program in 32 of our stores and the decision to move forward with the implementation of a new point-of-sale system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. The impact of this service life reduction was to recognize approximately $2.3 million of depreciation expense in the fourth quarter of 2006. The estimated remaining service life was based on our projected roll out schedule to all remaining stores, approximately one-half in 2007 and one-half in 2008.

Interest Expense

Interest expense decreased 90.5% to $0.6 million in 2006 compared to $6.3 million in 2005. The $5.7 million decrease in interest expense was principally due to lower average borrowings of $4.8 million in 2006 compared to average borrowings of $139.9 million in 2005.

Interest and Investment Income

Interest and investment income increased $3.0 million in 2006 to $3.3 million compared to $0.3 million in 2005. Because we generated significant cash flow from our operations, we were in an invested position throughout the majority of 2006. We invested primarily in money market type investments that are considered cash equivalents and other short term high grade bond mutual funds.

Income Taxes

Our effective income tax rate on income from continuing operations was 33.9% for 2006 compared to 24.8% for 2005. In 2006, we benefited from a reduction in the valuation allowance as a result of our expectation of utilizing more net operating loss benefits and the resolution of certain income tax matters. The rate was lower in 2005 principally due to 1) proportionately larger jurisdictional losses in entities with higher marginal income tax rates, 2) lower overall income before income taxes, and 3) loss contingency activity partially offset by higher write-down of deferred income tax assets as a result of state tax law changes.

Discontinued Operations

We recorded income from discontinued operations of $11.4 million in 2006 compared to loss from discontinued operations of $25.8 million in 2005. The income from discontinued operations in 2006 was principally comprised of 1) the partial release of our KB bankruptcy lease obligation (as defined in note 11 to the accompanying consolidated financial statements) of $8.7 million, net of tax, and 2) the release of KB Toys-related income tax and sales tax indemnification liabilities of $4.7 million, net of tax, partially offset by 1) a loss on the sale of the Pittsfield, Massachusetts distribution center (formerly owned by the KB Toys business) of approximately $1.4 million, net of tax and 2) exit-related costs on the 130 closed stores of $1.6 million, net of tax, including a $0.7 million, pretax pension settlement charge and expenses on the portion of the 130 stores where the leases have not been terminated. We based the revision of the KB bankruptcy lease obligation on the number of demand notices that we had received from landlords and used information received from KB Toys, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business. Additionally, we released the tax indemnification liabilities in light of information that we received as a result of our settlement discussions with the bankruptcy trustee and KB Toys in an attempt to resolve the tax indemnification claims. Our loss from discontinued operations in 2005 included $25.4 million, net of tax, primarily related to exit costs and 2005 results of operations of the 130 stores, $0.6 million, net of tax, of income for the reversal of liabilities associated with the KB Toys business, and $1.0 million, net of tax, associated with the write-down of the Pittsfield, Massachusetts distribution center to fair value less selling cost, upon its classification as held for sale.

Capital Resources and Liquidity

Capital Resources

On October 29, 2004, we entered into the $500.0 million Credit Agreement. The Credit Agreement is scheduled to terminate on October 28, 2009. The proceeds of the Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness.

The pricing and fees related to the Credit Agreement fluctuate based on our debt rating. Loans made under the Credit Agreement may be prepaid by us without penalty. The Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the Credit Agreement, which would permit the lenders to restrict our ability to further access the Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the Credit Agreement.

On December 22, 2006, we entered into an amendment to the Credit Agreement in order to permit us to acquire investments rated by an additional rating agency. On October 25, 2005, we entered into an amendment to the Credit Agreement in order to eliminate the impact on the covenant calculations of the charges related to the store closings discussed in note 11 to the accompanying consolidated financial statements. We were in compliance with our amended financial covenants under the Credit Agreement at February 2, 2008.

The Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or the London InterBank Offering Rate plus applicable margin. The Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. Whenever our liquidity position requires us to borrow funds under the Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise and payroll, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At February 2, 2008, we had $163.7 million of borrowings outstanding under the Credit Agreement. The weighted average interest rate on these borrowings was 4.6% as of February 2, 2008. At February 3, 2007, we did not have any borrowings outstanding under the Credit Agreement. The borrowings available under the Credit Agreement, after taking into account the outstanding borrowings and the reduction of availability resulting from outstanding letters of credit totaling $58.4 million, were $277.9 million at February 2, 2008.

We utilize our credit facility, as necessary, to provide funds for ongoing and seasonal working capital, capital expenditures, share repurchase programs, and other expenditures. In addition, our credit facility is used to provide letters of credit for various operating and regulatory requirements, a significant portion of which consists of letters of credit required as a result of our self-funded insurance programs. Given the seasonality of our business, the amount of borrowings under the Credit Agreement may fluctuate materially depending on various factors, including our operating financial performance, the time of year, and our need to increase merchandise inventory levels prior to the peak selling season. We anticipate total indebtedness under the facility will be less than $350.0 million through the end of May 2008.

Liquidity

The primary source of our liquidity is cash flows from operations and, as necessary, borrowings under the Credit Agreement. At February 2, 2008, working capital was $390.8 million.

We generated $307.9 million from operating activities in 2007, driven by net income of $158.5 million, depreciation and amortization expense of $83.1 million, improved accounts payable leverage of $66.3 million, and a decrease in inventories of $10.2 million. These increases in cash were partially offset by a decline in accrued operating expenses of $25.4 million. The increase in accounts payable was driven by our efforts to improve terms with our vendors. At February 2, 2008, to minimize the outstanding borrowings under the Credit Agreement, the dollar amount of outstanding checks was greater than cash deposited at our disbursement bank, and as a result, we reported the unfunded checks as accounts payable. The decrease in inventories was primarily due to lower store count at the end of the 2007. The decline in accrued operating expenses included lower insurance reserves, primarily due to the new health and welfare plan provider in 2007 that makes claim payments in a more timely manner, lower accrued bonus primarily due to the lower rate of achievement of general office and store performance objectives in 2007, and lower sales taxes payable primarily driven by the 53rd week in fiscal 2006.

Cash provided by operating activities was $381.5 million during 2006 and resulted primarily from net income of $124.0 million, depreciation and amortization of $95.6 million, a reduction in inventories of $77.9 million, timing associated with current income taxes of $44.1 million, and improved accounts payable leverage of $24.0 million. Lower inventories were principally due to our continued efforts to improve the inventory turnover rate and to keep store merchandise fresh. Our income tax position was favorable because we received income tax refunds in 2006 related primarily to the overpayment of taxes in 2005 and had income taxes payable of approximately $28.0 million at the end of 2006. We improved our accounts payable leverage principally by extending payment terms to foreign vendors.

Cash used in investing activities was $58.8 million in 2007 and $30.4 million in 2006 and was primarily comprised of capital expenditures of $60.4 million in 2007 and $35.9 million in 2006. Capital expenditures in 2007 were principally costs related to the installation of the new point-of-sale register system in approximately 700 of our stores, costs for approximately 70 store retrofits to better feature some of our key merchandise growth classifications, and seven new store openings. Capital expenditures in 2006 were primarily related to opening 11 new stores, software development cost for our new point-of-sale system, and various distribution center, store, or lease related requirements. Capital expenditure requirements in 2008 are anticipated to range between $90 million and $95 million, focused on completing the installation of the new point-of-sale register system in our stores, development and licensing cost associated with our SAP for Retail system implementation, the completion of approximately 40 additional store retrofits, approximately 20 new store openings, and other projects aimed at maintaining existing property and equipment.

Cash used in financing activities was $493.7 million in 2007 driven by $712.5 million of share repurchases under our publicly announced share repurchase programs, which were partially offset by $163.7 million of borrowings under the Credit Agreement, $35.9 million of proceeds from the exercise of stock options, and $19.8 million for the excess tax benefit derived from share-based awards. Cash used in financing activities was $71.1 million in 2006 and consisted primarily of share repurchases under the $150.0 million share repurchase program, which were partially offset by $57.5 million of stock option exercise proceeds, $13.3 million of proceeds from selling one of our owned store properties, and $11.9 million for the excess tax benefit derived from the exercise of stock options by employees. See Item 5 of this Form 10-K for more information regarding our share repurchase programs.

We continue to believe that we have, or, if necessary, have the ability to obtain adequate resources to fund our ongoing operating requirements and future capital expenditures. Additionally, management is not aware of any current trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on our capital resources or liquidity.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at February 2, 2008:

	Payments Due by Period [1]				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
(In thousands)					
Long-term debt obligations [2]	$ 163,700	$ —	$163,700	$ —	$ —
Operating lease obligations [3] [4]	878,429	247,974	359,875	185,089	85,491
Capital lease obligations [4]	2,497	923	1,432	142	—
Purchase obligations [4] [5]	747,874	540,713	91,626	61,799	53,736
Other long-term liabilities [6]	52,528	16,474	6,495	11,180	18,379
Total contractual obligations [7]	$1,845,028	$806,084	$623,128	$258,210	$157,606

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from those actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated

expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Long-term debt obligations consist of the borrowings outstanding under the Credit Agreement. We had outstanding letters of credit totaling $58.4 million at February 2, 2008. Approximately $57.3 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from this table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in Purchase Obligations. For a further discussion, see note 3 to the accompanying consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for retail stores, warehouse space, offices, and certain computer and other business equipment. The future minimum commitments for store and warehouse space operating leases are $657.9 million. For a discussion of leases, see note 5 to the accompanying consolidated financial statements. Many of the store lease obligations require us to pay for our applicable portion of common area maintenance costs ("CAM"), real estate taxes, and property insurance. In connection with our store lease obligations, we estimated that future obligations for CAM, real estate taxes, and property insurance were $208.9 million at February 2, 2008. We have made certain assumptions and estimates in order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: use of historical data to estimate our future obligations; calculation of our obligations based on comparable store averages where no historical data is available for a particular leasehold; and assumptions related to average expected increases over historical data. The remaining lease obligation of $11.6 million relates primarily to operating leases for computer and other business equipment.

(4) For purposes of the lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and the counterparty, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we disclosed our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of future decisions to exercise options to extend or terminate any existing leases.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $399.1 million, the entirety of which represents obligations due within one year of February 2, 2008. In addition, we have a purchase commitment for future inventory purchases totaling $198.9 million at February 2, 2008. While we are not required to meet any periodic minimum purchase requirements under this commitment, for purposes of this tabular disclosure, we have included the value of the purchases that we anticipate making during each of the reported periods, as purchases that will count toward our fulfillment of the aggregate obligation. The remaining $149.9 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, and other store security, supply, and maintenance commitments.

(6) Other long-term liabilities include $23.8 million for expected pension plan contributions, our $13.9 million obligation related to our nonqualified deferred compensation plan, $12.3 million for unrecognized tax benefits, and $2.5 million for closed store lease termination costs. Pension contributions are equal to expected benefit payments for the nonqualified plan plus expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see note 8 to the accompanying consolidated financial statements for additional information about our employee benefit plans). We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. We have included unrecognized tax benefits of $4.6 million for payments expected in 2008 and $7.7 million of FIN No. 48 timing-related items anticipated to

reverse in 2008. Unrecognized tax benefits in the amount of $17.6 million have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. Our closed store lease termination cost payments are based on contractual terms.

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to KB Toys. For further discussion, see note 11 to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

As of February 2, 2008, we have KB Lease Obligations, as that term is defined in note 11 to the accompanying consolidated financial statements, with respect to approximately 52 open KB Toys stores. In 2007, we entered into an agreement with KB Toys and various Prentice Capital entities (owners/affiliates of KB Toys) which we believe provides for a cap of our liability under the existing KB Toys guaranteed store leases and an indemnification from the Prentice Capital entities with respect to any renewals, extensions, modifications, or amendments of these guaranteed leases which could potentially add incremental liability to us beyond the date of the agreement, which was September 24, 2007. Under these agreements, KB Toys is required to update us periodically with respect to the status of any remaining leases which they believe we have guaranteed. In addition, we have the right to request the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of their indemnification. Because these remaining guarantees were issued prior to January 1, 2003, they are not subject to the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. However, we will recognize a liability if a loss in connection with any of the KB Lease Obligations becomes probable and reasonably estimable. See note 11 to the accompanying consolidated financial statements for further discussion of KB Toys matters.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an on-going basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates. Management has discussed the development and selection of its critical accounting policies and estimates with the Audit Committee of our Board of Directors and management believes the following assumptions and estimates are the most critical to the accurate reporting of our results of operations and financial position. See note 1 to the accompanying consolidated financial statements for additional information about our accounting policies.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, at its current retail selling value. Inventory retail selling values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on each department's average cost-to-retail ratio for beginning inventory and for current fiscal year purchase activity. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, the estimated allowance for shrinkage, and the estimated amount of excess or obsolete inventory, which may impact the ending inventory valuation and prior or future gross margin. These estimates are based on historical experience and current information.

Cost reductions in inventory valuation as a result of permanent sales markdowns, which are typically related to end of season clearance events, are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period, and were recorded as a charge to net sales in the period the merchandise is sold. Factors considered in the estimate of the reduction to cost of inventory for permanent markdowns at the end of each reporting period include current and anticipated demand for the merchandise, customer preferences, quantity of merchandise, age of the merchandise, and seasonal trends such as customer buying patterns, competitive pressures, weather, and the desire to keep merchandise in the stores fresh and inventory turning.

The inventory allowance for shrinkage is recorded as a reduction to inventories and charged to cost of sales and is estimated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical experience and current year experience based on a sample of recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies aimed at minimizing shrinkage.

The inventory allowance for excess or obsolete inventory is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate an allowance for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

If any of the estimates, judgments, or assumptions related to the valuation of inventory are incorrect, the actual inventory value on our consolidated balance sheet and the gross margin on our consolidated statement of operations could materially differ from the reported results.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment. In order to determine if impairment indicators are present on store property and equipment, we review historical operating results at the store level. Generally, all other property and equipment are reviewed for impairment at the enterprise level. Impairment is recorded if impairment indicators are present and if the carrying values of the long-lived assets exceeded their anticipated undiscounted future net cash flows. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimated the fair value of our long-lived assets using readily available market information for similar assets.

When material, we classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations ceased and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open stores and estimated sales migration from the closed store to any stores remaining open. Estimated sales migration is based on our historical experiences of our sales migration upon opening or closing a store in a similar market. For purposes of reporting the operations of stores meeting the criteria for discontinued operations, we reported net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to those stores' operations as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to discontinued operations because we believe that these costs are not specific to the stores' operations.

Share-Based Compensation

We adopted the fair value recognition provisions for stock options of SFAS No. 123(R), *Accounting for Share-Based Compensation,* on January 29, 2006, under the modified prospective method, in which the requirements of SFAS No. 123(R) are to be applied to new awards and to previously granted awards that were not fully vested on the effective date. The modified prospective method does not require restatement of previous years' financial statements. We used the short-cut method to determine our beginning excess tax benefit pool. Upon adoption, the benefit of tax deductions in excess of recognized compensation cost is reported as a financing cash flow rather than as an operating cash flow. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. The fair value of nonvested restricted stock awards is measured at the grant date and is amortized on a straight-line basis over the vesting period. Compensation expense for all share-based awards is recognized in selling and administrative expense.

We use a binomial model to estimate the fair value of stock options granted on or after February 1, 2004. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based in part on historical and current implied volatilities from traded options on our common shares. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no immediate plans to do so. The expected life is determined from the binomial model. The model incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based nonvested restricted stock awards is recorded based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We establish a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheet.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit in accordance with FIN No. 48, *Accounting for Uncertainty in Income Taxes*, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

In July 2006, the FASB issued FIN No. 48, which became effective at the beginning of 2007. FIN No. 48 is an interpretation of SFAS No. 109, *Accounting for Income Taxes*, and clarifies the accounting for uncertainty in income tax positions. FIN No. 48 requires us to recognize in our financial statements the impact of an income tax position, if that position is more likely than not of being sustained, based on the technical merits of the position.

The recognition and measurement guidelines of FIN No. 48 were applied to all of our material income tax positions as of the beginning of 2007, resulting in an increase in our tax liabilities of $2.2 million with a corresponding decrease to beginning retained earnings for the cumulative effect of a change in accounting principle.

Significant judgment is required in determining the provision for income taxes, unrecognized tax benefits, and the related accruals and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

Pension

Actuarial valuations are used to calculate the estimated expenses and obligations for our pension plans. Inherent in the actuarial valuations are several assumptions including discount rate and expected return on plan assets. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The weighted average discount rate used to determine the net periodic pension cost for 2007 is 5.9%. A 0.5% decrease in the discount rates would increase net periodic pension cost by $0.1 million. The long-term rate of return on assets used to determine net periodic pension cost in 2007 is 8.5%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.5 million.

Insurance and Insurance-related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance reserves are not discounted. To the extent that actual claim costs vary from the estimates we have recorded and reflected in our consolidated financial statements, future earnings could be materially impacted.

Contingencies

We are subject to various claims and contingencies including legal actions, lease termination obligations on closed stores, lease indemnification obligations on KB Toys stores, and other claims arising out of the normal course of our business. In connection with such claims and contingencies, we estimate the likelihood and amounts, where possible to do so, of any potential obligation using management's judgment. Management uses various internal and external specialists to assist in the estimating process; however, the ultimate outcome of the various claims and contingencies could be materially different from management's estimates, and adjustments to income could be required. With respect to the lease termination obligations and lease indemnification obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. As market conditions or other factors change, the estimate of the obligations could be materially different. We continually evaluate the adequacy of our recorded obligations for claims and contingences based on current information, including settlement amounts of individual lease obligations compared to recorded contractual obligations. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or, if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements. In addition, because it is not permissible to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and excludes any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards to our customers in our retail stores. We do not charge administrative fees on unused gift card balances and our gift cards do not expire. We recognize sales revenue from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. We determine our gift card breakage rate based upon historical redemption patterns. Gift card breakage income of $0.3 million is included in the 2007 net sales on our consolidated statements of operations. The liability for the unredeemed cash value of gift cards is recorded in accrued operating expenses.

We offer price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Lease Accounting

Rent expense is recognized over the term of the lease. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred rent and are amortized as a reduction to rent expense over the term of the lease. In order to properly recognize rent expense on our leases, we must properly identify the lease term. The lease term is the minimum contractually obligated period over which we have control of the property. Our leases generally have renewal options that extend beyond the original minimum lease period; however, these lease option periods are ignored for the purpose of calculating straight-line rent or amortizing any deferred rent.

From time to time we modify lease terms with existing or new landlords, including but not limited to, modifications due to a change in ownership of the property, modifications requiring us to change locations within a shopping center, early terminations, and other modifications. In these cases, we assess whether a significant modification has occurred and if so, determine the appropriate accounting for the applicable components of deferred rent associated with that lease.

Our leases generally obligate us for our applicable portion of real estate taxes, CAM, and property insurance that has been incurred by the landlord with respect to the leased property. We maintain accruals for our estimated applicable portion of real estate taxes, CAM, and property insurance incurred but not settled at each reporting date. We estimate these accruals based on historical payments made and take into account any known trends. Inherent in these estimates is the risk that actual costs incurred by landlords and the resulting payments by us may be higher or lower than the amounts we have recorded on our books.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN No. 48. FIN No. 48 is an interpretation of SFAS No. 109, and clarifies the accounting for uncertainty in income tax positions. FIN No. 48 requires us to recognize in our financial statements the impact of an income tax position, if that position is more likely than not of being sustained, based on the technical merits of the position. The recognition and measurement guidelines of FIN No. 48 were applied to all of our income tax positions as of the beginning of 2007, resulting in an increase in our tax liabilities of $2.2 million with a corresponding decrease to beginning retained earnings for the cumulative effect of a change in accounting principle.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 addresses how companies should approach measuring fair value when required by GAAP. SFAS No. 157 does not create or modify any GAAP requirements to apply fair value accounting. The standard provides a single definition of fair value that is to be applied consistently for all accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's financial statements and the methods and inputs used to arrive at these values. SFAS No. 157 is effective on a prospective basis for us in the first quarter of 2008. In February 2008, the FASB deferred the required application of SFAS No. 157 to non-financial assets until the beginning of fiscal 2009. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of 2008. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48.* FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 was effective retroactively to February 4, 2007. The implementation of this standard did not have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which changes the accounting for business combinations and their effects on the financial statements. SFAS No. 141(R) will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51.* SFAS No. 160 requires entities to report non-controlling interests in subsidiaries as equity in their consolidated financial statements. SFAS No. 160 will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

Commitments

For a discussion of commitments, refer to note 3, note 5, note 10, and note 11 to the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates on investments that we make from time to time and on borrowings under the Credit Agreement. We had no fixed rate long-term debt at February 2, 2008. An increase of 1% in our variable interest rate on our outstanding debt would not have a material effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of February 2, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended February 2, 2008 of the Company and our report dated April 1, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109,* effective February 4, 2007, SFAS No. 123(R) (Revised 2004), *Share-Based Payment*, effective January 29, 2006, and SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to SFAS Nos. 87, 88, 106, and 132(R),* effective February 3, 2007.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 1, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109,* effective February 4, 2007. As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R) (Revised 2004), *Share-Based Payment*, effective January 29, 2006. As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to SFAS Nos. 87, 88, 106, and 132(R),* effective February 3, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 1, 2008

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share information)

	2007	2006	2005
Net sales	$4,656,302	$4,743,048	$4,429,905
Cost of sales	2,815,959	2,851,616	2,698,239
Gross margin	1,840,343	1,891,432	1,731,666
Selling and administrative expenses	1,515,379	1,622,339	1,596,136
Depreciation expense	88,484	101,279	108,657
Operating profit	236,480	167,814	26,873
Interest expense	(2,513)	(581)	(6,272)
Interest and investment income	5,236	3,257	313
Income from continuing operations before income taxes	239,203	170,490	20,914
Income tax expense	88,023	57,872	5,189
Income from continuing operations	151,180	112,618	15,725
Income (loss) from discontinued operations, net of tax expense (benefit) of $4,726, $4,445, and $(15,886) in fiscal years 2007, 2006, and 2005, respectively	7,281	11,427	(25,813)
Net income (loss)	$ 158,461	$ 124,045	$ (10,088)
Earnings per common share — basic:			
Continuing operations	$ 1.49	$ 1.02	$ 0.14
Discontinued operations	0.07	0.10	(0.23)
	$ 1.56	$ 1.12	$ (0.09)
Earnings per common share — diluted:			
Continuing operations	$ 1.47	$ 1.01	$ 0.14
Discontinued operations	0.07	0.10	(0.23)
	$ 1.55	$ 1.11	$ (0.09)

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	February 2, 2008	February 3, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 37,131	$ 281,657
Inventories	747,942	758,185
Deferred income taxes	53,178	60,292
Other current assets	52,859	48,913
Total current assets	891,110	1,149,047
Property and equipment — net	481,366	505,647
Deferred income taxes	51,524	45,057
Other assets	19,815	20,775
Total assets	$1,443,815	$1,720,526
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 260,272	$ 193,996
Property, payroll, and other taxes	65,260	93,706
Accrued operating expenses	62,978	58,815
Insurance reserves	37,762	43,518
KB bankruptcy lease obligation	—	12,660
Accrued salaries and wages	37,531	43,515
Income taxes payable	36,541	28,022
Total current liabilities	500,344	474,232
Long-term obligations	163,700	—
Deferred rent	35,955	37,801
Insurance reserves	45,092	44,238
Unrecognized tax benefits	25,353	—
Other liabilities	34,885	34,552
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 82,682 shares and 109,633 shares, respectively	1,175	1,175
Treasury shares — 34,813 shares and 7,862 shares, respectively, at cost	(784,718)	(124,182)
Additional paid-in capital	490,959	477,318
Retained earnings	937,571	781,325
Accumulated other comprehensive income (loss)	(6,501)	(5,933)
Total shareholders' equity	638,486	1,129,703
Total liabilities and shareholders' equity	$1,443,815	$1,720,526

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements Shareholders' Equity

(In thousands)

	Common		Treasury		Unearned	Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Compensation	Capital	Earnings	Income (Loss)	Total
Balance — January 29, 2005	112,780	$1,175	4,715	$ (64,029)	$(1,814)	$472,790	$667,368	$ —	$1,075,490
Net loss	—	—	—	—	—	—	(10,088)	—	(10,088)
Exercise of stock options	600	—	(600)	8,292	—	(1,277)	—	—	7,015
Tax benefit from share-based awards	—	—	—	—	—	271	—	—	271
Treasury shares used for matching contributions to savings plan	447	—	(447)	6,173	—	(1,001)	—	—	5,172
Sale of treasury shares used for deferred compensation plan	15	—	(15)	26	—	(41)	—	—	(15)
Restricted shares awarded, net of forfeitures	90	—	(90)	1,244	(1,017)	(227)	—	—	—
Share-based employee compensation expense	—	—	—	—	717	162	—	—	879
Balance — January 28, 2006	113,932	1,175	3,563	(48,294)	(2,114)	470,677	657,280	—	1,078,724
Net income	—	—	—	—	—	—	124,045	—	124,045
Adjustment due to SFAS No. 123(R)	—	—	—	—	2,114	(2,114)	—	—	—
Adjustment due to SFAS No. 158, net of tax of 3,859	—	—	—	—	—	—	—	(5,933)	(5,933)
Purchases of common shares	(9,461)	—	9,461	(150,450)	—	—	—	—	(150,450)
Structured share repurchase	—	—	—	—	—	627	—	—	627
Exercise of stock options	4,672	—	(4,672)	68,128	—	(10,609)	—	—	57,519
Tax benefit from share-based awards	—	—	—	—	—	11,898	—	—	11,898
Treasury shares used for matching contributions to savings plan	404	—	(404)	5,589	—	(415)	—	—	5,174
Sale of treasury shares used for deferred compensation plan	86	—	(86)	845	—	669	—	—	1,514
Share-based employee compensation expense	—	—	—	—	—	6,585	—	—	6,585
Balance — February 3, 2007	109,633	1,175	7,862	(124,182)	—	477,318	781,325	(5,933)	1,129,703
Net income	—	—	—	—	—	—	158,461	—	158,461
Other comprehensive income									
Amortization of pension, net of tax of $(855)	—	—	—	—	—	—	—	1,246	1,246
Valuation adjustment of pension, net of tax of $1,245	—	—	—	—	—	—	—	(1,814)	(1,814)
Comprehensive income	—	—	—	—	—	—	—	—	157,893
Adoption of FIN No. 48	—	—	—	—	—	—	(2,215)	—	(2,215)
Purchases of common shares	(30,059)	—	30,059	(714,911)	—	—	—	—	(714,911)
Exercise of stock options	2,742	—	(2,742)	46,946	—	(11,023)	—	—	35,923
Restricted shares awarded	286	—	(286)	6,662	—	(6,662)	—	—	—
Tax benefit from share-based awards	—	—	—	—	—	19,821	—	—	19,821
Sale of treasury shares used for deferred compensation plan	80	—	(80)	767	—	1,598	—	—	2,365
Share-based employee compensation expense	—	—	—	—	—	9,907	—	—	9,907
Balance — February 2, 2008	82,682	$1,175	34,813	$(784,718)	$ —	$490,959	$937,571	$(6,501)	$ 638,486

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	2007	2006	2005
Operating activities:			
Net income (loss)	$ 158,461	$ 124,045	$ (10,088)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	83,103	95,613	114,617
Deferred income taxes	457	(13,641)	(10,483)
Employee benefits paid with common shares	—	5,174	5,172
Partial charge-off of HCC Note	—	—	6,389
KB Toys matters	(6,108)	(14,218)	—
Non-cash share-based compensation expense	9,907	6,585	879
Non-cash impairment charges	757	7,720	2,674
Loss on disposition of property and equipment	2,919	4,503	1,414
Pension	2,901	3,599	(585)
Tax benefit from share-based awards	—	—	271
Change in assets and liabilities:			
Inventories	10,243	77,907	58,924
Accounts payable	66,276	24,044	11,923
Current income taxes	6,010	44,115	(8,821)
Other current assets	(1,653)	4,898	(2,360)
Other current liabilities	(25,414)	9,713	21,180
Other assets	(2,491)	600	(3,144)
Other liabilities	2,564	820	25,003
Net cash provided by operating activities	307,932	381,477	212,965
Investing activities:			
Capital expenditures	(60,360)	(35,878)	(68,503)
Proceeds from HCC Note	235	677	—
Purchases of short-term investments	(436,040)	(488,075)	—
Redemptions of short-term investments	436,040	488,075	—
Cash proceeds from sale of property and equipment	1,394	4,883	1,844
Other	(33)	(103)	(43)
Net cash used in investing activities	(58,764)	(30,421)	(66,702)
Financing activities:			
Proceeds from long-term obligations	821,100	269,900	2,325,300
Payment of long-term obligations, including capital leases	(657,992)	(275,400)	(2,479,000)
Proceeds from the exercise of stock options	35,923	57,519	7,015
Excess tax benefit from share-based awards	19,821	11,898	—
Payment for treasury shares acquired	(714,911)	(150,450)	—
Structured share repurchase	—	627	—
Treasury shares sold (acquired) for deferred compensation plan	2,365	1,514	(15)
Proceeds from finance obligation	—	13,283	—
Deferred bank and bond fees paid	—	—	(374)
Net cash used in financing activities	(493,694)	(71,109)	(147,074)
Increase (decrease) in cash and cash equivalents	(244,526)	279,947	(811)
Cash and cash equivalents:			
Beginning of year	281,657	1,710	2,521
End of year	$ 37,131	$ 281,657	$ 1,710
Supplemental disclosure of cash flow information:			
Cash paid for interest, including capital leases	$ 1,732	$ 322	$ 6,065
Cash paid for income taxes, excluding impact of refunds	$ 65,767	$ 35,727	$ 22,227
Non-cash activity:			
Assets acquired under capital leases	$ 3,089	$ —	$ —
Increase (decrease) in accrued property and equipment	$ 5,825	$ (532)	$ (7,048)

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Description of Business

All references in the consolidated financial statements and these related notes to "we," "us," and "our" are to Big Lots, Inc. and its subsidiaries. We are the nation's largest broadline closeout retailer. At February 2, 2008, we operated a total of 1,353 stores in 47 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with GAAP, and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2007 ("2007"), was comprised of the 52 weeks that began on February 4, 2007 and ended on February 2, 2008. Fiscal year 2006 ("2006"), was comprised of the 53 weeks that began on January 29, 2006 and ended on February 3, 2007. Fiscal year 2005 ("2005"), was comprised of the 52 weeks that began on January 30, 2005 and ended on January 28, 2006.

Segment Reporting

We manage our business based on one segment, broadline closeout retailing. At the end of 2007, 2006, and 2005, all of our operations were located within the United States of America.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an on-going basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates. Management discusses the development and selection of its critical accounting policies and estimates with the Audit Committee of our Board of Directors. See our Critical Accounting Policies and Estimates contained within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K for additional information about our accounting policies.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments, including money market funds, which are unrestricted to withdrawal or use and which have an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis in order to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days. Amounts due from banks for these transactions totaled $21.9 million and $19.7 million at February 2, 2008 and February 3, 2007, respectively. Cash equivalents are stated at cost, which approximates market value.

Investments

Investment securities are classified as available-for-sale, held-to-maturity, or trading at the date of purchase with the applicable accounting treatment followed for each category. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We did not own any held-to-maturity or available-for-sale securities as of February 2, 2008 or February 3, 2007.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable in-bound shipping and handling costs associated with the receipt of merchandise into our distribution centers (See Selling and Administrative Expenses below for a discussion of outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise department's retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise department.

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of sales when the related inventory is sold.

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. Subsequent replenishments of these store supplies are expensed. Capitalized store supplies are adjusted as appropriate for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheets.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. When a decision is made to dispose of property and equipment prior to the end of the previously estimated service life, depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

The estimated service lives of property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 years
Store fixtures and equipment	5 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	5 years
Computer software costs	3 - 7 years
Company vehicles	3 years
Aircraft	20 years

Impairment

Our long-lived assets primarily consist of property and equipment, net. In order to determine if impairment indicators are present on store property and equipment, we review historical operating results at the store level. Generally, all other property and equipment is reviewed for impairment at the enterprise level. Impairment is recorded if impairment indicators are present and if the carrying values of the long-lived assets exceed their anticipated undiscounted future net cash flows. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value of these lease termination obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We monitor the estimated obligation for lease termination liabilities in subsequent periods and revise any estimated liabilities, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

When material, we classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations,

Note 1 — Summary of Significant Accounting Policies **(Continued)**

we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity to remaining open stores and estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on historical estimates of our sales migration upon opening or closing a store in a similar market. For purposes of reporting the operations of stores meeting the criteria for discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to those stores' operations as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to discontinued operations because we believe that these costs are not specific to the stores' operations.

Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the financial statements based on their fair values. We adopted SFAS No. 123(R) on January 29, 2006, under the modified prospective method, in which the requirements of SFAS No. 123(R) are applied to new awards and to previously granted awards that were not fully vested on the effective date. The modified prospective method did not require restatement of previous years' financial statements. We used the short-cut method to determine our beginning excess tax benefit pool. The benefit of tax deductions in excess of recognized compensation cost is reported as a financing cash flow rather than as an operating cash flow. We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. The fair value of nonvested restricted stock awards is measured at the grant date and is amortized on a straight-line basis over the vesting period. Compensation expense for all share-based awards is recognized in selling and administrative expense.

We use a binomial model to estimate the fair value of stock options granted on or after February 1, 2004. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based in part on historical and current implied volatilities from traded options on our common shares. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no immediate plans to do so. The expected life is determined from the binomial model. The model incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based nonvested restricted stock awards is recorded based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Prior to the adoption of SFAS No. 123(R), we accounted for share-based compensation using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* The following table presents net loss and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for 2005:

(In thousands, except per share amounts)	2005
Net loss:	
As reported	$(10,088)
Total share-based employee compensation expense determined under fair value method for all awards, net of related tax effect	(10,277)
Pro forma	$(20,365)
Earnings per common share — basic:	
As reported	$ (0.09)
Pro forma	$ (0.18)
Earnings per common share — diluted:	
As reported	$ (0.09)
Pro forma	$ (0.18)

Included in 2005 total share-based employee compensation expense determined under fair value method for all awards is pretax expense of $11.7 million directly resulting from the acceleration of vesting of certain stock options (See note 7 to the accompanying consolidated financial statements).

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheet.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit in accordance with FIN No. 48, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

In July 2006, the FASB issued FIN No. 48, which was effective at the beginning of 2007. FIN No. 48 is an interpretation of SFAS No. 109, *Accounting for Income Taxes,* and clarifies the accounting for uncertainty in income tax positions. FIN No. 48 requires us to recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained, based on the technical merits of the position.

The recognition and measurement guidelines of FIN No. 48 were applied to all of our material income tax positions as of the beginning of 2007, resulting in an increase in our tax liabilities of $2.2 million with a corresponding decrease to beginning retained earnings for the cumulative effect of a change in accounting principle.

Pension

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).* Beginning with our February 3, 2007 statement of financial condition, SFAS No. 158 requires us to recognize an asset for the over funded status or a liability for the under funded status of a defined benefit plan and beginning in 2007, to recognize annual changes in gains or losses, prior service costs, or other credits that have not yet been recognized as a component of net periodic pension cost, net of tax through other comprehensive income. Effective in 2008, SFAS No. 158 also requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Currently, our pension plans have a measurement date of December 31. Switching to the new measurement date will require a one-time adjustment to retained earnings in 2008 per the transition guidance in SFAS No. 158.

We adopted the funding recognition provisions of SFAS No. 158 in 2006. To properly report the funded status of our qualified defined benefit pension plan ("Pension Plan") and nonqualified supplemental defined benefit pension plan ("Supplemental Pension Plan") in 2006, we recognized a $5.9 million charge, net of tax benefit of $3.9 million, in accumulated other comprehensive income principally comprised of $0.3 million of prior service costs and $5.6 million of actuarial loss. Prior to the adoption of SFAS No. 158, we combined the Pension Plan and Supplemental Pension Plan for purposes of reporting any net pension asset or obligation. Additionally, upon adoption of SFAS No. 158, based on the December 31, 2006 plan valuations, we recognized a $2.8 million asset included in other assets for the Pension Plan and a $4.4 million liability, $0.3 million of which was included in accrued salaries and wages and $4.1 million of which was included in other liabilities, for the Supplemental Pension Plan.

Pension assumptions are evaluated each year. Actuarial valuations are used to provide assistance in calculating the estimated obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which includes a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprised the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption for the expected long-term rate of return is primarily based on our expectation of a long-term, prospective rate of return.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Insurance and Insurance-related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance-related reserves are not discounted.

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relative short maturity of these items. The carrying value of our long-term obligations at February 2, 2008, approximates fair value because the interest rates were variable and approximate current market rates.

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation, where it is possible to do so, using management's judgment. Management used various internal and external specialists to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and excludes any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards to our customers in our retail stores. We do not charge administrative fees on unused gift card balances and our gift cards do not expire. We recognize sales revenue from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. We determine our gift card breakage rate based upon historical redemption patterns. Gift card breakage income of $0.3 million is included in the 2007 net sales on our consolidated statements of operations. The liability for the unredeemed cash value of gift cards is recorded in accrued operating expenses.

We offer price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Cost of Sales

Cost of sales include the cost of merchandise, net of cash discounts and rebates (including related inbound freight to our distribution centers, duties, and commissions), markdowns, and inventory shrinkage. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

We include store expenses (such as payroll and occupancy costs), warehousing, distribution, outbound transportation costs to our stores, advertising, purchasing, insurance, non-income taxes, and overhead costs in selling and administrative expenses. Selling and administrative expense rates may not be comparable to those of other retailers that include distribution and outbound transportation costs in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $198.3 million, $222.1 million, and $223.8 million for 2007, 2006, and 2005, respectively.

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs are expensed as incurred, consist primarily of print and television advertisements, and are included in selling and administrative expenses. Advertising expenses were $104.1 million, $105.4 million, and $103.2 million for 2007, 2006, and 2005, respectively.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of stock options and nonvested restricted stock awards, calculated using the treasury stock method.

Store Pre-opening Costs

Pre-opening costs incurred during the construction periods for new store openings are expensed as incurred.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Guarantees

We have guarantees which were issued prior to January 1, 2003. We record a liability for these guarantees in the period when it becomes probable that the obligor will fail to perform its obligation and if the amount of our guarantee obligation is estimable.

Other Comprehensive Income

In 2007, we reported Other Comprehensive Income, which includes the impact of the amortization of pension, net of tax, and the revaluation of pension, net of tax, on our consolidated statement of shareholders' equity. Prior to 2007, our comprehensive income was equal to net income.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 addresses how companies should approach measuring fair value when required by GAAP. SFAS No. 157 does not create or modify any GAAP requirements to apply fair value accounting. The standard provides a single definition of fair value that is to be applied consistently for most accounting applications and also generally describes and prioritizes, according to reliability, the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's financial statements and the methods and inputs used to arrive at these values. SFAS No. 157 is effective for us on a prospective basis beginning in the first quarter of 2008, for any financial assets or liabilities that we may have. In February 2008, the FASB deferred the required application of SFAS No. 157 to non-financial assets until the beginning of 2009. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of 2008. We expect no significant impact on our financial condition, results of operations, or liquidity from adopting this statement.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48.* FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 was effective retroactively to February 4, 2007. The implementation of this standard did not have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which changes the accounting for business combinations and their effects on the financial statements. SFAS No. 141(R) will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51.* SFAS No. 160 requires entities to report non-controlling interests in subsidiaries as equity in their consolidated financial statements. SFAS No. 160 will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

Note 2 — Property and Equipment — Net

Property and equipment – net consist of:

(In thousands)	February 2, 2008	February 3, 2007
Land and land improvements	$ 39,813	$ 38,714
Buildings and leasehold improvements	663,086	656,161
Fixtures and equipment	597,643	592,829
Computer software costs	66,428	63,866
Transportation equipment	22,647	21,397
Construction-in-progress	7,685	1,093
Property and equipment - cost	1,397,302	1,374,060
Less accumulated depreciation and amortization	915,936	868,413
Property and equipment - net	$ 481,366	$ 505,647

Property and equipment - cost includes $3.1 million at February 2, 2008 to recognize assets from capital leases. Accumulated depreciation and amortization includes $0.6 million at February 2, 2008 related to capital leases.

We incurred $0.8 million, $7.7 million, and $2.0 million in asset impairment charges in 2007, 2006, and 2005, respectively. These charges principally related to the write-down of long lived assets at three, 26, and 14 stores in 2007, 2006, and 2005, respectively. Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations. Assets were reviewed for impairment at the store level in accordance with our impairment policy. Stores with a history of operating losses were reviewed for impairment. We compared the net book value of long-lived assets at stores identified by this review, to estimated future cash flows of each specific store in order to determine whether impairment existed. If the assets were not recoverable by the estimated future cash flows, an impairment was recognized to write-down the long-lived assets to fair value. We estimated the fair value of our long-lived assets using readily available market information for similar assets.

Upon the successful completion of a pilot program in 32 of our stores in 2006 and the decision to move forward with the implementation of a new point-of-sale register system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. This service life reduction resulted in the recognition of depreciation expense of approximately $2.3 million in the fourth quarter of 2006 and $4.1 million in 2007. The estimated remaining service life was based on our projected roll out schedule to all remaining stores, approximately one-half in each of 2007 and 2008. As of February 2, 2008, we have implemented the new point-of-sale register system in approximately 700 of our stores. The remaining book value of the old register system equipment is $0.5 million and will be depreciated in 2008 upon the completion of the register system implementation.

In 2005, depreciation expense for the 130 closed stores reported in discontinued operations was $12.2 million.

Note 3 — Long-Term Obligations

On October 29, 2004, we entered into the $500.0 million Credit Agreement. The Credit Agreement is scheduled to terminate on October 28, 2009. The proceeds of the Credit Agreement are available for general corporate purposes, working capital, and initially to repay certain of our indebtedness.

The pricing and fees related to the Credit Agreement may fluctuate based on our credit rating. Borrowings obtained by us under the Credit Agreement may be prepaid without penalty. The Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio.

Note 3 — Long-Term Obligations **(Continued)**

A violation of these covenants could result in a default under the Credit Agreement, which would permit the lenders to restrict our ability to further access the Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding borrowings under the Credit Agreement. We were in compliance with these amended financial covenants at February 2, 2008.

On December 22, 2006, we entered into an amendment to the Credit Agreement in order to permit us to acquire investments rated by an additional rating agency. On October 25, 2005, we entered into an amendment to the Credit Agreement in order to eliminate the impact on the covenant calculations of the estimated charges related to the store closings discussed in note 11 to the accompanying consolidated financial statements.

The Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or the London InterBank Offering Rate plus applicable margin. The Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. Whenever our liquidity position requires us to borrow funds under the Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise and payroll, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At February 2, 2008, we had $163.7 million of borrowings outstanding under the Credit Agreement. The weighted average interest rate on these borrowings was 4.6% as of February 2, 2008. At February 3, 2007, we did not have any borrowings outstanding under the Credit Agreement. The borrowings available under the Credit Agreement, after taking into account the outstanding borrowings and the reduction of availability resulting from outstanding letters of credit totaling $58.4 million, were $277.9 million at February 2, 2008.

Note 4 — Sales of Real Estate

In September 2006, under the threat of eminent domain, we sold a company-owned and operated store in California for an approximate gain of $12.8 million. As part of the sale, we entered into a lease which permitted us to occupy and operate the store through January 2009 in exchange for $1 per year rent plus the cost of taxes, insurance, and common area maintenance. We may vacate the property at any time without liability. Due to our continuing involvement with the property at below market rent, the sale was recognized as a finance obligation under the provisions of SFAS No. 66, *Accounting for Sales of Real Estate.* As a result, the gain on the sale was deferred until the end of the lease. The net sales proceeds of approximately $13.3 million were recorded as a long-term real estate liability included in other liabilities on our consolidated balance sheets as of February 2, 2008 and February 3, 2007.

See note 11 to the accompanying consolidated financial statements for discussion of the sale of the Pittsfield, Massachusetts distribution center (formerly owned by the KB Toys business) in 2006.

Note 5 — Leases

Leased property consisted primarily of 1,301 of our retail stores, certain warehouse space, certain transportation equipment, and certain information technology and other office equipment. Many of the store leases obligate us to pay for our applicable portion of real estate taxes, CAM, and property insurance. Certain store leases provide for contingent rents, have rent escalations, and have tenant allowances or other lease incentives. Many of our leases contain provisions for options to renew or extend the original term for additional periods.

Note 5 — Leases **(Continued)**

Total rent expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases consisted of the following:

(In thousands)	2007	2006	2005
Minimum leases	$234,891	$238,414	$240,656
Contingent leases	409	935	1,159
Total rent expense	$235,300	$239,349	$241,815

In 2005, rent expense for operating leases associated with the 130 closed stores included in income (loss) from discontinued operations was $15.2 million.

Lease related income for the KB Toys business included in income (loss) from discontinued operations is $11.0 million, $14.5 million and $0.4 million for 2007, 2006, and 2005, respectively. This lease income is the reversal of prior charges taken to provide for estimated obligations for KB Toys leases guaranteed by us which were rejected during the KB Toys bankruptcy.

Future minimum commitments for equipment, store and warehouse leases, excluding closed store leases and real estate taxes, CAM, and property insurance, at February 2, 2008, were as follows:

Fiscal Year *(In thousands)*	
2008	$193,101
2009	158,220
2010	117,674
2011	84,971
2012	54,321
Thereafter	61,203
Total leases	$669,490

We have obligations for capital leases for vehicles and office equipment, included in accrued operating expenses and other liabilities on our consolidated balance sheet. Scheduled payments for all capital leases at February 2, 2008, were as follows:

Fiscal Year *(In thousands)*	
2008	$1,029
2009	1,014
2010	554
2011	140
2012	23
Thereafter	—
Total lease payments	$2,760
Less amount to discount to present value	(263)
Capital lease obligation per balance sheet	$2,497

Note 6 — Shareholders' Equity

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding in any year presented, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options and nonvested restricted stock awards.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(In thousands)	2007	2006	2005
Weighted-average common shares outstanding:			
Basic	101,393	110,336	113,240
Dilutive effect of stock options and restricted common shares	1,149	1,594	437
Diluted	102,542	111,930	113,677

At the end of 2007, 2006, and 2005, stock options outstanding of 1.4 million, 1.1 million, and 5.0 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price per share is greater than the weighted-average market price per share for our common shares for each period. The number of shares of nonvested restricted stock that were antidilutive, as determined under the treasury stock method, is immaterial for all years presented.

On March 9, 2007, we announced that our Board of Directors authorized the $600.0 million March 2007 Repurchase Program. Common shares acquired through the March 2007 Repurchase Program are held in treasury and are available to meet obligations under equity compensation plans and for general corporate purposes. As part of the March 2007 Repurchase Program, we received 2.8 million of our outstanding common shares during the first quarter of 2007, representing the minimum number of shares purchased under a $100.0 million guaranteed share repurchase transaction ("GSR"). Upon receipt, the 2.8 million shares were removed from our basic and diluted weighted-average common shares outstanding. The GSR included a forward contract indexed to the average market price of our common shares that subjected the GSR to a future share settlement based on the average share price between the contractually specified price inception date of the GSR and the final settlement date. The forward contract effectively placed a collar around the minimum and maximum number of our common shares that we purchased under the GSR. We were not required to make any additional payments to the counterparty under the GSR. In the fourth quarter of 2007, we received 0.4 million additional common shares from the counterparty in settlement of the GSR.

On November 30, 2007, we announced that our Board of Directors authorized the $150.0 million November 2007 Repurchase Program commencing with the completion of the March 2007 Repurchase Program. On December 3, 2007, we completed the March 2007 Repurchase Program. Common shares acquired through the November Repurchase Program are available to meet obligations under equity compensation plans and for general corporate purposes.

In addition to the GSR, we repurchased approximately 26.8 million of our outstanding common shares in 2007 in open market transactions at an aggregate cost of $612.5 million under the March 2007 Repurchase Program and the November 2007 Repurchase Program.

On February 22, 2006, we announced that our Board of Directors authorized the repurchase of up to $150.0 million of our common shares. In accordance with this repurchase program, in 2006 we purchased 9.4 million common shares having an aggregate cost of $150.0 million with an average price per share of $15.90.

*Note 6 — **Shareholders' Equity*** **(Continued)**

In June 2006, we paid $14.7 million to enter into a structured share repurchase transaction which settled in cash on its maturity date in September 2006. The initial cash disbursement and subsequent receipt of cash were recorded in additional paid-in capital on our consolidated balance sheet. We entered into the structured share repurchase transaction as part of our share repurchase program announced in February 2006. Because the market price of our common shares was above $15.34 on the maturity date, we received $15.3 million on the maturity date, representing our original investment of $14.7 million and a $0.6 million return on our investment.

The shares acquired under the repurchase programs, including shares acquired under the GSR, were recorded as treasury shares, at cost.

*Note 7 — **Share-Based Plans***

In May 2005, our shareholders approved the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan"). The 2005 Incentive Plan replaced the Big Lots, Inc. 1996 Performance Incentive Plan, as amended ("1996 Incentive Plan"). Beginning January 1, 2006, employee equity awards have been issued under the 2005 Incentive Plan.

The 1996 Incentive Plan and 2005 Incentive Plan authorize the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation rights. We have not issued restricted stock units, performance units, or stock appreciation rights. As a result of its expiration, no common shares are available for issuance under the 1996 Incentive Plan. The number of common shares available for issuance under the 2005 Incentive Plan consists of: 1) an initial allocation of 1,250,000 common shares; 2) 2,001,142 common shares, the number of common shares that were available under the 1996 Incentive Plan upon its expiration; and 3) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 Incentive Plan is in effect. The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2005 Incentive Plan, has the authority to determine the terms of each award. Stock options granted to employees generally expire on the lesser of: 1) the term set by the Committee, which has historically been 7 to 10 years from the grant date; 2) one year following death or disability; or 3) three months following termination. Stock options granted under the 1996 Incentive Plan and 2005 Incentive Plan may be either nonqualified or incentive stock options, and the exercise price may not be less than the fair market value of the underlying common shares (i.e. 100% of the volume-weighted average trading price) on the grant date. The stock options generally vest ratably over a four-year or five-year period; however, upon a change in control, all awards outstanding automatically vest.

In addition to the 2005 Incentive Plan, we maintain the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The number of common shares initially available for issuance under the Director Stock Option Plan was 781,250 shares. The Director Stock Option Plan is administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercises any discretion in administration of the Director Stock Option Plan. Grants are made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to the fair market value of the underlying common shares (i.e. 100% of the final trading price) on the date of grant. The present formula provides to each non-employee director an annual grant of an option to acquire 10,000 of our common shares which becomes fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the lesser of: 1) 10 years plus one month; 2) one year following death or disability; or 3) at the end of our trading window immediately following termination.

On November 21, 2005, we announced that the Committee, after discussion with our Board of Directors, approved accelerating the vesting of stock options representing approximately 3.8 million of our common shares awarded on or before February 21, 2005, under the 1996 Incentive Plan and the Director Stock Option Plan. The

*Note 7 — **Share-Based Plans*** **(Continued)**

Committee did not, however, accelerate the vesting of stock options granted after February 21, 2005, including those granted to our current Chief Executive Officer, Steven S. Fishman, or the vesting of stock options granted to our former Chief Executive Officer. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded by us beginning in 2006 following the adoption of SFAS No. 123(R) in the first quarter of 2006. This action resulted in an insignificant amount of expense recorded in the fourth quarter of 2005 for the impact of the shares estimated to be modified and was expected to enable us to eliminate pretax expense of approximately $11.7 million over the five year period during which the stock options would have vested, subject to the impact of any additional adjustments related to cancelled stock options. The acceleration resulted in additional proforma stock-based employee compensation expense in 2005 as disclosed in note 1 to these consolidated financial statements. Additionally, the Committee imposed a holding period that requires all directors, executive vice presidents, and senior vice presidents (including our named executive officers other than Mr. Fishman whose stock options were not accelerated) to refrain from selling shares acquired upon the exercise of the accelerated stock options until the date on which the exercise would have been permitted under the stock option's original vesting terms or, if earlier, the director or officer's death, permanent and total disability, or termination of employment.

We use a binomial model to estimate the fair value of stock options on the grant date. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based in part on historical and current implied volatilities from traded options on our common shares. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The expected life is determined from the binomial model. The model incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

The assumptions used in the option pricing model for each of the respective periods were as follows:

	2007	2006	2005
Weighted-average fair value of options granted	$11.59	$5.56	$4.74
Risk-free interest rates	4.4%	4.6%	3.9%
Expected life (years)	4.4	4.6	5.5
Expected volatility	42.6%	42.4%	42.4%
Expected annual forfeiture	3.0%	3.0%	3.0%

The following table summarizes information about our stock options outstanding and exercisable at February 2, 2008:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ —	$ 10.00	17,500	3.3	$ 9.34	17,500	$ 9.34
10.01	20.00	2,660,080	5.5	13.14	1,544,405	13.43
20.01	30.00	1,126,500	6.4	28.59	5,500	21.84
30.01	40.00	311,890	0.3	37.01	301,890	37.20
$40.01	$ 50.00	8,500	0.3	40.62	8,500	40.62
		4,124,470	5.3	$19.20	1,877,795	$17.36

***Note 7 — Share-Based Plans* (Continued)**

A summary of the annual stock option activity for fiscal years 2005, 2006, and 2007 is as follows:

	Options	Price[(a)]	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000's)
Outstanding at January 29, 2005	10,609,500	$14.97		
Granted	2,081,800	11.52		
Exercised	(600,021)	11.69		
Forfeited	(1,400,534)	14.76		
Outstanding at January 28, 2006	10,690,745	14.52		
Granted	1,137,900	13.40		
Exercised	(4,671,936)	12.31		
Forfeited	(511,719)	15.78		
Outstanding at February 3, 2007	6,644,990	15.78		
Granted	1,156,000	28.69		
Exercised	(2,742,055)	13.10		
Forfeited	(934,465)	24.52		
Outstanding at February 2, 2008	4,124,470	$19.20	5.3	$11,957
Vested and expected to vest at February 2, 2008	3,945,731	$19.17	5.3	$11,478
Exercisable at February 2, 2008	1,877,795	$17.36	4.6	$ 6,496

(a) Weighted-average per share exercise price.

The number of stock options expected to vest was based on our annual forfeiture rate assumption.

A summary of the nonvested restricted stock activity for fiscal years 2005, 2006, and 2007 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at January 29, 2005	172,000	$10.85
Granted	100,000	11.25
Vested	(53,998)	10.85
Forfeited	(10,000)	10.85
Nonvested restricted stock at January 28, 2006	208,002	11.04
Granted	290,700	12.91
Vested	(87,331)	11.00
Forfeited	(2,700)	12.80
Nonvested restricted stock at February 3, 2007	408,671	12.37
Granted	325,400	28.73
Vested	(406,871)	12.34
Forfeited	(6,300)	26.45
Nonvested restricted stock at February 2, 2008	320,900	$28.72

*Note 7 — **Share-Based Plans*** **(Continued)**

The nonvested restricted stock awards granted in 2007 vest if certain financial performance objectives are achieved. If we meet a threshold financial performance objective and the grantee remains employed by us, the restricted stock will vest on the opening of our first trading window five years after the grant date of the award. If we meet a higher financial performance objective and the grantee remains employed by us, the restricted stock will vest on the first trading day after we file our Annual Report on Form 10-K with the SEC for the fiscal year in which the higher objective is met. On the grant date, we estimated a three-year period for vesting of these awards based on the assumed achievement of the higher financial performance objective. In the second quarter of 2007, we changed the estimated achievement date from three years to two years as a result of our performance being better than expected, resulting in $1.1 million of incremental expense in 2007.

In 2006, we granted nonvested restricted stock with terms similar to the terms of the 2007 awards, although with a different financial performance objective. In 2006, we achieved the higher financial performance objective for these awards, resulting in approximately $3.7 million of expense recognized for the vesting of 288,000 common shares underlying the restricted stock awards granted in 2006.

The nonvested restricted stock awarded to Steven S. Fishman upon the commencement of his employment as our Chairman, Chief Executive Officer and President in 2005 vested in one-third increments upon the attainment of mutually agreed common share price targets. In 2006, the first common share price target was achieved and one-third of this award vested. During the first quarter of 2007, the second and third common share price targets of this award were met, resulting in the vesting of the remaining 66,667 common shares underlying this restricted stock award and related expense of $0.7 million.

The nonvested restricted stock awarded in 2004 to certain of our officers as a retention package upon the transition of the former Chief Executive Officer and President to a different position vested equally over three years. The 2004 restricted stock awards were forfeited, in whole or in part, as applicable, if the employee voluntarily terminated his or her employment or if the employee was terminated for cause. Of the 172,000 shares originally underlying these restricted stock awards, 10,000 were forfeited in 2005 and the remaining 162,000 vested equally in January 2006, 2007 and 2008.

During 2007, 2006, and 2005, the following activity occurred under our share-based compensation plans:

(In thousands)	2007	2006	2005
Total intrinsic value of stock options exercised	$45,987	$30,416	$ 695
Total fair value of restricted stock vested	11,822	1,970	658

The total unearned compensation cost related to share-based awards outstanding at February 2, 2008, is approximately $19.3 million. This compensation cost is expected to be recognized through January 2012 based on existing vesting terms with the weighted average remaining expense recognition period being approximately 2.3 years from February 2, 2008.

*Note 8 — **Employee Benefit Plans***

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date was on or before April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Supplemental Pension Plan is maintained for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental

Note 8 — Employee Benefit Plans **(Continued)**

Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

The investments owned by the Pension Plan are managed with the primary objective of utilizing a balanced approach with equal emphasis on income and capital appreciation. Investment results are compared to market performance metrics on a quarterly basis. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. The targeted ranges of asset allocations are:

Equity securities	45-70%
Debt Securities	30-55%
Cash Equivalents	up to 25%

As permitted by our pension investment policy, equity securities may include our common shares. At the end of the two most recent plan years on December 31, 2007 and 2006, the Pension Plan owned 1,321 and 2,651 of our common shares, respectively.

Financial futures contracts and financial options contracts can be utilized for purposes of implementing hedging strategies. All assets must have readily ascertainable market value and be easily marketable. There were no futures contracts owned by the Pension Plan at February 2, 2008.

The equity portfolio is generally fully invested with minimal emphasis on short-term market fluctuations and is broadly diversified. Global equities (foreign) and American Depository Receipts may be included to further diversify the equity security portfolio.

Debt securities of a single issuer (with the exception of U.S. Government or fully guaranteed agencies) must not exceed 10% of the total debt securities portfolio. Corporate debt securities must meet or exceed a credit rating of Aa at the time of purchase and throughout the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt securities portfolio.

The Pension Plan asset allocations at December 31 by asset category were as follows:

	2007	2006
Equity securities	68.9%	70.4%
Debt securities	30.0	27.6
Cash equivalents	1.1	2.0
Total	100.0%	100.0%

Contributions to the Pension Plan have historically been based on the adequacy of current funding levels and projections of future funding levels as estimated by third party actuaries. In addition, we evaluated our cash position and ensured that the minimum contributions were made as required by applicable regulations. We expect no required contributions in 2008. Discretionary contributions could be made in 2008 upon further analysis. The assets allocated to debt securities of 27.6% at December 31, 2006 were below the low end of the targeted range of 30.0%, primarily due to the impact of changing the custodian and manager of the plan assets and related transition allocations. The asset managers perform reallocations of assets at least annually to address situations outside of the targeted guidelines.

Note 8 — Employee Benefit Plans **(Continued)**

Weighted-average assumptions used to determine net periodic benefit expense were:

	2007	2006	2005
Discount rate	5.9 %	5.7% to 6.0%	5.7%
Rate of increase in compensation levels	3.5 %	3.5%	4.0%
Expected long-term rate of return	8.5 %	8.5%	8.5%
Measurement date for plan assets and benefit obligations	12/31/06	12/31/05	12/31/04

The components of net periodic pension expense were comprised of the following:

(In thousands)	2007	2006	2005
Service cost — benefits earned in the period	$ 2,632	$ 2,944	$ 3,310
Interest cost on projected benefit obligation	3,150	3,158	3,149
Expected investment return on plan assets	(4,289)	(4,285)	(4,267)
Amortization of prior service cost	135	135	135
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	694	1,264	1,325
Settlement loss	1,259	1,510	—
Net periodic pension expense	$ 3,594	$ 4,739	$ 3,665

In 2007 and 2006, we incurred pretax non-cash settlement charges of $1.3 million and $1.5 million, respectively. The settlement charges were caused by lump sum benefit payments made to plan participants in excess of combined annual service cost and interest cost for each year. A portion of the 2006 settlement charge was due to benefit payments to former employees of the 130 closed stores previously reclassified as discontinued operations, and, accordingly, $0.7 million pretax, of the 2006 settlement loss was reported in income (loss) from discontinued operations on our consolidated statement of operations.

Using the same assumptions as those used to measure our benefit obligations, the Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following fiscal years are as follows:

Fiscal Year *(In thousands)*	
2008	$ 4,354
2009	4,531
2010	4,613
2011	4,954
2012	5,106
2013 – 2017	$27,687

Weighted-average assumptions used to determine benefit obligations were:

	2007	2006
Discount rate	6.5%	5.9%
Rate of increase in compensation levels	3.5%	3.5%
Measurement date for plan assets and benefit obligations	12/31/07	12/31/06

Note 8 — Employee Benefit Plans **(Continued)**

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at December 31:

(In thousands)	2007	2006
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$54,700	$56,758
Service cost	2,632	2,944
Interest cost	3,150	3,158
Plan amendments	(590)	—
Benefits and settlements paid	(6,877)	(7,845)
Actuarial loss (gain)	444	(315)
Projected benefit obligation at end of year	$53,459	$54,700
Change in plan assets:		
Fair market value at beginning of year	$53,065	$53,217
Actual return on plan assets	1,084	6,906
Employer contributions	936	787
Benefits and settlements paid	(6,877)	(7,845)
Fair market value at end of year	$48,208	$53,065
Under funded and net amount recognized	$ (5,251)	$ (1,635)
Amounts recognized in the consolidated balance sheets consist of:		
Noncurrent assets	$ —	$ 2,807
Current liabilities	(365)	(341)
Noncurrent liabilities	(4,886)	(4,101)
Net amount recognized	$ (5,251)	$ (1,635)

See note 1 to our consolidated financial statements for a discussion of our pension accounting policy and the impact of adopting SFAS No. 158 on our 2006 consolidated balance sheet.

The following are components of accumulated other comprehensive income and, as such, are not yet reflected in net periodic benefit cost:

(In thousands)	2007	2006
Unrecognized transition obligation	$ (80)	$ (93)
Unrecognized past service credit (cost)	265	(460)
Unrecognized actuarial loss	(10,935)	(9,239)
Accumulated other comprehensive income (loss), pretax	$(10,750)	$(9,792)

We expect to reclassify $0.8 million of the actuarial loss along with immaterial amounts of transition obligation and past service cost into net periodic benefit cost during 2008.

Note 8 — Employee Benefit Plans **(Continued)**

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at December 31:

	Pension Plan		Supplemental Pension Plan	
	2007	2006	2007	2006
(In thousands)				
Projected benefit obligation	$49,324	$50,258	$4,135	$4,442
Accumulated benefit obligation	43,575	44,148	3,693	3,977
Fair market value of plan assets	$48,208	$53,065	$ —	$ —

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions and, beginning with calendar year 2006, our matching contribution was funded in cash. Prior matching contributions were funded by us with our common shares. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For 2007, 2006, and 2005, we expensed $5.3 million, $5.1 million, and $5.5 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $13.0 million and $10.8 million at February 2, 2008 and February 3, 2007, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. We held treasury shares with historical cost of $0.3 million at February 2, 2008 and $1.1 million at February 3, 2007, in connection with the nonqualified deferred compensation plan. We had a liability of $13.9 million and $14.2 million at February 2, 2008 and February 3, 2007, respectively, in connection with the nonqualified deferred compensation plan.

Note 9 — Income Taxes

The provision for income taxes from continuing operations was comprised of the following:

	2007	2006	2005
(In thousands)			
Federal — current	$80,988	$ 66,243	$ 12,512
State and local — current	6,325	5,044	(577)
Deferred — federal, state and local	25	(13,415)	(6,746)
Net tax expense recognized for FIN 48 uncertainties	685	—	—
Income tax provision	$88,023	$ 57,872	$ 5,189

The deferred income tax expense (benefit) from discontinued operations was $4.3 million for 2007, $9.1 million for 2006 and $(3.7) million for 2005. Deferred tax assets increased by a net $3.3 million in 2007 due to the adoption of FIN No. 48, and by $0.4 million in 2007 and $3.9 million in 2006 due to pension-related charges recorded in accumulated other comprehensive income.

Note 9 — Income Taxes (Continued)

Reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	3.3	2.8	0.6
Work opportunity tax and other employment tax credits	(0.4)	(0.9)	(5.1)
Net benefit recognized for prior year FIN No. 48 uncertainties	(0.4)	—	—
Expiration of capital loss carryover	—	—	47.6
Valuation allowance	(0.5)	(0.8)	(48.7)
Municipal interest	(0.5)	(0.3)	(0.5)
Reversal of previously accrued federal taxes	—	(0.8)	(2.8)
Charitable donation of appreciated inventory	—	(0.2)	(2.3)
Other, net	0.3	(0.9)	1.0
Effective income tax rate	36.8%	33.9%	24.8%

The expiration of the capital loss carryover and related reduction in the valuation allowance in 2005 relates primarily to a $9.1 million capital loss that was generated in 2000 in connection with the sale of the KB Toys business.

Income tax payments and refunds were as follows:

(In thousands)	2007	2006	2005
Income taxes paid	$ 65,767	$ 35,727	$ 22,227
Income taxes refunded	(4,241)	(22,178)	(12,166)
Net income taxes paid	$ 61,526	$ 13,549	$ 10,061

Note 9 — Income Taxes (Continued)

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax and FIN No. 48 purposes. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	February 2, 2008	February 3, 2007
Deferred tax assets:		
Depreciation and fixed asset basis differences	$ 41,041	$ 30,460
Workers' compensation and other insurance reserves	27,897	27,230
Uniform inventory capitalization	22,527	21,224
Compensation related	14,805	8,392
Accrued rent	14,680	15,198
Accrued state taxes	6,843	7,639
State tax net operating losses, net of federal tax benefit	4,080	10,747
KB store lease and other discontinued operations contingencies	—	5,015
Valuation allowances	(301)	(2,021)
Other	27,815	40,887
Total deferred tax assets	159,387	164,771
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	26,336	25,863
Lease construction reimbursements	12,095	12,308
Prepaid expenses	5,588	5,140
Other	10,666	16,111
Total deferred tax liabilities	54,685	59,422
Net deferred tax assets	$ 104,702	$ 105,349

The valuation allowances shown in the table above include state income tax valuation allowances that are net of the federal tax benefit.

Net deferred tax assets are shown separately on our consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax assets from the balance sheet:

(In thousands)	February 2, 2008	February 3, 2007
Current deferred income taxes	$ 53,178	$ 60,292
Noncurrent deferred income taxes	51,524	45,057
Net deferred tax assets	$104,702	$105,349

We have established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

Note 9 — Income Taxes (Continued)

We have the following income tax loss and credit carryforwards at February 2, 2008 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
Federal:		
Foreign tax credits	233	Expires fiscal year 2010
State and local:		
State net operating loss carryforwards	6,370	Expires fiscal years 2008 through 2025
California enterprise zone credits	741	No expiration date
California alternative minimum tax credits	200	No expiration date
New Jersey alternative minimum tax credits	148	No expiration date
Total income tax loss and credit carryforwards	$7,692	

Our income taxes payable have been reduced by the tax benefits primarily associated with exercises of employee stock options. We receive an income tax deduction calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price. These benefits of $19.8 million in 2007, $11.9 million in 2006, and $0.3 million in 2005 were credited directly to shareholders' equity.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2007:

(In thousands)	
Unrecognized tax benefits — opening balance	$ 38,326
Gross increases — tax positions in current year	9,346
Gross increases — tax positions in prior period	2,762
Gross decreases — tax positions in prior period	(3,301)
Settlements	(9,284)
Lapse of statute of limitations	(691)
Unrecognized tax benefits - end of year	$ 37,158

Included in the balance of unrecognized tax benefits at the end of 2007 were $22.6 million of tax benefits that, if recognized, would affect the effective tax rate, $8.0 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, and $6.6 million for the federal deferred tax benefits related to state unrecognized tax benefits. The uncertain timing items could result in the acceleration of the payment of cash to the taxing authority to an earlier period. Included in the $37.2 million is $9.7 million of unrecognized tax benefits primarily related to current and potential refund claims for welfare to work and work opportunity tax credits. If we prevail with respect to these claims, we would owe approximately $1.9 million of fees, which have not been accrued, to an outside service provider who assists us with the administration of these refund claims.

We recognized interest and penalties on unrecognized tax benefits as a component of income tax expense. The amount of accrued interest and penalties recorded in the financial statements at the end of 2007 was $8.2 million. During 2007 we recognized approximately $0.9 million of net interest and penalty expense.

We are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. We are no longer subject to IRS assessment on our federal income tax returns for 2003 and for periods prior to 2002. The examination of our 2002 U.S. federal income tax return concluded in the second quarter of 2007; however, it is still subject to final resolution. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2003, although state income tax carryforward attributes generated prior to 2003 may still be adjusted upon examination. We have various returns in the process of examination or administrative appeal.

Note 9 — Income Taxes **(Continued)**

We have estimated the reasonably possible expected net change in unrecognized tax benefits through January 31, 2009 based on 1) anticipated positions to be taken in the next 12 months, 2) expected cash and noncash settlements, and 3) lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated reasonably possible net decrease in unrecognized tax benefits for the next 12 months is approximately $5 million. Actual results may differ materially from this estimate.

Note 10 — Commitments and Contingencies

In November 2004, a civil putative collective action complaint was filed against us in United States District Court for the Eastern District of Texas, Texarkana Division, wherein it was alleged that we had violated the Fair Labor Standards Act regulations by misclassifying as exempt employees our furniture department managers, sales managers, and assistant managers ("Texas matter"). Subsequent to its filing, the plaintiffs in the Texas matter amended the complaint to limit its scope to furniture department managers. The plaintiffs in the Texas matter sought to recover, on behalf of themselves and all other individuals who were similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On August 8, 2005, the District Court in Texas issued an order conditionally certifying a class of all current and former employees who worked for us as a furniture department manager at any time between November 2, 2001 and October 1, 2003. As a result of that order, notice was sent to approximately 1,300 individuals who had the right to opt-in to the Texas matter. In the third quarter of 2006, we reached a tentative settlement with the plaintiffs concerning the Texas matter. We recorded, in the third quarter of 2006, a pretax charge of $3.2 million included in selling and administrative expenses for the estimated settlement liability of the Texas matter. On January 17, 2007, the court approved the settlement, and in 2007, we paid the $3.2 million settlement.

In October 2005, a class action complaint was served upon us for adjudication in the Superior Court of the State of California, County of Ventura, wherein it was alleged that we had violated certain California wage and hour laws ("California matter"). The plaintiff seeks to recover, on her own behalf and on behalf of all other individuals who are similarly situated, alleged unpaid wages and rest and meal period compensation, as well as penalties, injunctive and other equitable relief, reasonable attorneys' fees and costs. In the third quarter of 2006, we reached a tentative settlement with the plaintiff concerning the California matter. On November 6, 2006, the court issued an order granting preliminary approval of the tentative settlement. On April 30, 2007, the court entered the final order approving the class action settlement and judgment of dismissal with prejudice. Two class members whose objections to the settlement were overruled by the court have appealed the final order to the California Court of Appeal, challenging the settlement. The same two objectors also filed a separate putative class action in federal court in the Northern District of California alleging the same class claims that were tentatively settled through the California matter. The federal court stayed the federal action pending resolution of the appeal before the California Court of Appeal. The timing and outcome of the appeal are uncertain; however, we intend to vigorously oppose the appeal of the court-approved settlement. We recorded, in the third quarter of 2006, a pretax charge of $6.5 million included in selling and administrative expenses for the agreed-upon settlement amount of the California matter. We believe that we had adequate liability reserves for the California matter at February 2, 2008; however, the ultimate resolution of the pending appeal could have a material adverse effect on our financial condition, results of operations, and liquidity.

In November 2004, a civil putative collective action complaint was filed against us in the United States District Court for the Eastern District of Louisiana, wherein it was alleged that we violated the Fair Labor Standards Act by misclassifying assistant store managers as exempt employees ("Louisiana matter"). The plaintiffs seek to recover, on behalf of themselves and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On July 5, 2005, the District Court in Louisiana issued an order conditionally certifying a class of all current and former assistant store managers who have worked for us since November 23, 2001. As a result of that order, notice of the lawsuit was sent to approximately 5,500 individuals who had the right to opt-in to the Louisiana matter. As of November 3, 2007,

Note 10 — Commitments and Contingencies **(Continued)**

approximately 1,100 individuals had joined the Louisiana matter. We filed a motion to decertify the class and the motion was denied on August 24, 2007. The Louisiana matter is scheduled to go on trial on May 5, 2008. Although we are nearing completion of discovery on the plaintiffs' claims, we cannot make a determination as to the probability of a loss contingency resulting from the Louisiana matter or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in the Louisiana matter; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In September 2006, a class action complaint was filed against us in the Superior Court of the State of California, County of Los Angeles, wherein it was alleged that we had violated certain California wage and hour laws by misclassifying California store managers as exempt employees. The plaintiff seeks to recover, on his own behalf and on behalf of all other individuals who are similarly situated, damages for alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed meal periods, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. Pending discovery on the plaintiffs' claims, we cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In May 2007, two class action complaints were filed against us, one in the Superior Court of the State of California, County of Orange ("Stary matter"), and one in the Superior Court of the State of California, County of San Diego ("Christopher matter"), wherein it was alleged that we had violated California law by requesting certain customer information in connection with the return of merchandise for which the customer sought to receive a refund to a credit card. The plaintiffs seek to recover, on their own behalf and on behalf of all other individuals who are similarly situated, statutory penalties, costs and attorneys' fees and seek injunctive relief. We believe that substantially all of the purported class members of the Christopher matter are within the purported class of the Stary matter. The Stary matter has been transferred to the Superior Court of the State of California, County of San Diego, where it is being coordinated with the Christopher matter before the same judge. Pending discovery on the plaintiffs' claims, we cannot make a determination as to the probability of a loss contingency resulting from these lawsuits or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in these lawsuits; however, the ultimate resolution of these matters could have a material adverse effect on our financial condition, results of operations, and liquidity.

In the fourth quarter of fiscal year 2006, we recorded pretax income of $2.6 million in selling and administrative expenses upon receipt of settlement funds from the *In re Visa Check/Mastermoney Antitrust Litigation* matter in the United States District Court for the Eastern District of New York. These settlement funds are intended to compensate merchants for excessive fees paid for certain Visa and MasterCard transactions.

We are involved in other legal actions and claims, including various additional employment-related matters, arising in the ordinary course of business. We currently believe that such actions and claims, both individually and in the aggregate, will be resolved without material adverse effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see note 11 to the accompanying consolidated financial statements.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported.

Note 10 — Commitments and Contingencies **(Continued)**

We have purchase obligations for outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $399.1 million, the entirety of which represents obligations due within one year of February 2, 2008. In addition, we have a purchase commitment for future inventory purchases totaling $198.9 million at February 2, 2008. We paid $28.3 million, $36.1 million, and $44.0 million related to this commitment during 2007, 2006, and 2005, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied. The remaining $149.9 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, and other store security, supply, and maintenance commitments.

Note 11 — Discontinued operations

We report discontinued operations upon disposition of a component of our business when the cash flows have been or will be eliminated from our ongoing operations. As a result, our discontinued operations for 2007, 2006, and 2005, were comprised of the following:

(In thousands)	2007	2006	2005
Closed stores	$ (905)	$ (2,659)	$(41,130)
KB Toys matters	12,912	18,531	(569)
Total pretax income (loss)	$12,007	$15,872	$(41,699)

Closed Stores

In 2005, we determined that the results of 130 stores closed in 2005 should be reported as discontinued operations for all periods presented. The table below identifies the significant components of income (loss) from discontinued operations for these closed stores for 2007, 2006, and 2005, respectively.

(In thousands)	2007	2006	2005
Net sales	$ —	$ —	$215,154
Gross margin	—	—	74,109
Operating loss	$(905)	$(2,659)	$ (41,130)

In 2007 and 2006, closed stores operating loss is primarily comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms and accretion on the lease termination costs of $0.2 million and $0.4 million, respectively. As discussed in more detail in note 8 to our consolidated financial statements, a pretax $0.7 million pension settlement charge was recognized in loss from discontinued operations in 2006. Additionally, in the fourth quarter of 2006, we reviewed the fair value of our lease termination cost liability and, as a result of achieving a higher level of savings than was previously estimated, we recognized a pretax $1.3 million reduction in the liability resulting in a partial reversal of charges incurred in 2005. In 2005, our results of discontinued operations for closed stores included the net sales and associated costs which were directly related to and specifically identifiable with these stores and exit-related pretax losses in the amount of $43.6 million for the write-down of property and inventory, severance and benefits, and lease termination costs.

Note 11 — Discontinued operations **(Continued)**

The table below summarizes the exit liabilities recorded as a result of the 130 store closures in 2005 and identifies the remaining obligations as of February 2, 2008:

(In thousands)	Write-down of Property, Inventory, and Deferred Rent	Severance and Benefits	Lease Termination Costs	Total
Charges	$ 19,600	$ 3,300	$ 20,700	$ 43,600
Payments	—	(1,539)	(2,499)	(4,038)
Non-cash reductions	(19,600)	—	—	(19,600)
Remaining Obligations at January 28, 2006	—	1,761	18,201	19,962
Settlement savings	—	—	(1,346)	(1,346)
Accretion expense	—	—	411	411
Payments	—	(1,761)	(11,329)	(13,090)
Remaining Obligations at February 3, 2007	—	—	5,937	5,937
Settlement savings	—	—	(115)	(115)
Accretion expense	—	—	181	181
Payments	—	—	(3,523)	(3,523)
Remaining Obligations at February 2, 2008	$ —	$ —	$ 2,480	$ 2,480

Included in payments is sublease income of $0.3 million in 2007 and $0.1 million in 2006.

Property write-downs included assets used in normal operations of retail stores and included remaining unrecoverable net book values of fixtures, equipment, and signs. The inventory write-downs above were specific to the markdowns associated with the liquidation sales conducted at the closed stores which qualified for discontinued operations accounting treatment. We recorded markdowns throughout the year in the normal course of business. The markdowns associated with the liquidation sales were the only markdowns included in the exit liability table above.

As of February 2, 2008, we had 17 closed stores with leases that had not yet been terminated or subleased. Future cash outlays under these store closure obligations are anticipated to be $1.5 million in 2008, $0.6 million in 2009, $0.3 million in 2010, and $0.1 million thereafter.

KB Toys Matters

KB Toys acquired the KB Toys toy business from us pursuant to a Stock Purchase Agreement dated as of December 7, 2000 ("KB Stock Purchase Agreement"). On January 14, 2004, KB Toys filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the KB Toys business, we incurred charges and subsequently partially reversed charges which have been recognized in our consolidated statements of operations for 2007, 2006, and 2005.

Note 11 — Discontinued operations **(Continued)**

The following table summarizes these charges and reversals:

(In thousands)	2007	2006	2005
Continuing Operations			
HCC Note — Partial recovery (charge-off)	$ 5,172	$ —	$(6,389)
Discontinued Operations			
Lease indemnifications	12,787	14,546	430
Tax indemnifications and other	125	5,425	—
Pittsfield distribution center	—	(1,440)	(999)
KB matters pretax income (loss) from discontinued operations	$12,912	$18,531	$ (569)

HCC Note — Partial Recovery (Charge-Off)

As partial consideration for our sale of the KB Toys business in 2000, we received a 10 year note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the 2003 bankruptcy proceedings, in the aggregate principal amount of $45.0 million (principal and interest together known as the "HCC Note"). Upon receipt, we recorded the HCC Note at its estimated fair value. The HCC Note became immediately due and payable to us at the time of KB Toys' bankruptcy filing in January 2004 and we recorded a pretax charge in the amount of $9.6 million in 2003 to continuing operations to write-down the value of the HCC Note to its then estimated fair value of $7.3 million. Under the KB Toys bankruptcy plan ("KB Plan"), confirmed by the bankruptcy court on August 18, 2005, we expected to receive $0.9 million on our claim for payment of the HCC Note from the bankruptcy trust. As a result, we recorded a pretax charge to continuing operations in 2005 in the amount of $6.4 million to reduce the carrying value of the HCC Note to $0.9 million. In the fourth quarter of 2006, we received $0.7 million as a result of our legal settlement with the former principals of the KB Toys business and applied these proceeds against the carrying value of the HCC Note. In the fourth quarter of 2007, we reached agreement with the KB Toys bankruptcy trust with respect to all of our pending claims against the bankruptcy trust. As a result, we received approximately $7.2 million from the KB Toys bankruptcy trust representing payment of our claims. Approximately $5.4 million of these proceeds related to our HCC Note claim and $1.8 million related principally to our lease indemnification and mortgage guarantee claims. The HCC Note proceeds were recorded as a $0.2 million payment against the outstanding note balance and the remaining $5.2 million was recorded as a reduction of selling and administrative expenses for recovery of the prior partial charge-offs. As of February 2, 2008, we no longer carried a balance on our consolidated balance sheet for the HCC Note. The lease indemnification and mortgage guarantee proceeds of $1.8 million were recorded as income from discontinued operations.

Lease Indemnifications

When we acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. As part of the sale of the KB Toys business by us, and in accordance with the terms of the KB Stock Purchase Agreement, KB Toys similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations." In connection with the bankruptcy, KB Toys rejected 226 store leases and two distribution center leases for which we believe we may have guarantee or indemnification obligations (collectively referred to as the "KB bankruptcy lease obligations"). We estimated and recorded pretax charges in discontinued operations of $24.4 million with respect to 90 leases rejected by KB Toys in

Note 11 — Discontinued operations **(Continued)**

2003 and $8.6 million with respect to 72 leases rejected by KB Toys in 2004. In 2005, an additional 33 store leases and two distribution center leases were rejected. During 2005, we reversed approximately $0.4 million of the KB bankruptcy lease obligation originally providing for professional fees that were no longer expected to be incurred. During 2006, we reversed approximately $14.5 million of the KB bankruptcy lease obligation to reflect the revised estimated amount expected to be paid by us. We based the revision of the KB bankruptcy lease obligation on the number of demand notices that we had received from landlords and used information received from KB Toys, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business. In the second quarter of 2007, we recorded $2.0 million, pretax, as income from discontinued operations to reflect favorable settlements of KB Toys bankruptcy lease obligations. In the fourth quarter of 2007, we reversed approximately $8.8 million of the KB bankruptcy lease obligation to reduce the amount on our consolidated balance sheet to zero as of February 2, 2008. While we are still obligated to perform, if presented with a valid claim, under the guarantee and indemnification agreements with respect to these rejected leases, we believe that the likelihood of any additional payments that we will be required to make as a result of these rejected leases is remote.

We continue to have KB Lease Obligations with respect to approximately 52 open KB Toys stores. In 2007, we entered into an agreement with KB Toys and various Prentice Capital entities (owners/affiliates of KB Toys) which we believe provides for a cap of our liability under the existing KB Toys guaranteed store leases and an indemnification from the Prentice Capital entities with respect to any renewals, extensions, modifications, or amendments of these guaranteed leases which could potentially add incremental liability to us beyond the date of the agreement, September 24, 2007. Under these agreements, KB Toys is required to update us periodically with respect to the status of any remaining leases which they believe we have guaranteed. In addition, we have the right to request the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of its indemnification. Because our guarantee of KB Toys leases was issued prior to January 1, 2003, it is not subject to the fair value recognition provisions of FIN No. 45. However, we will recognize a liability if a loss in connection with any of the KB Lease Obligations becomes probable and reasonably estimable.

Pittsfield Distribution Center

As a result of our guarantee of a mortgage obligation on one of KB Toy's distribution centers and the KB Toys bankruptcy, we received notice of a default relating to a first mortgage (guaranteed by CVS) on the Pittsfield, Massachusetts distribution center ("Pittsfield DC"). On November 5, 2004, we satisfied our indemnity obligation with respect to the Pittsfield DC with a payment of $8.4 million. We recorded a pretax charge to discontinued operations in 2004 in the amount of $2.7 million to reflect our best estimate of the difference between the subrogation rights flowing from the indemnification payment and the net realizable value of the Pittsfield DC.

In the fourth quarter of 2005, we initiated plans to dispose of the Pittsfield DC. The property was classified as held-for-sale, and accordingly, its carrying value was adjusted to its estimated fair value less applicable selling costs resulting in a pretax non-cash impairment charge of $0.7 million and other related charges of $0.3 million included in loss from discontinued operations. In the fourth quarter of 2006, we sold the Pittsfield DC for approximately $3.9 million, net of selling costs and recognized a $1.4 million loss, net of tax included in income from discontinued operations.

Other KB Toys Matters

In addition to including KB Toys' indemnity of us with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB Toys by us and of us by KB Toys. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. Under a tax indemnification provision in the KB Stock Purchase Agreement, we were to indemnify KB Toys for tax

Note 11 — Discontinued operations (Continued)

losses generally related to the periods prior to our sale of KB Toys. During the fourth quarter of 2006, we reversed prior pretax charges of approximately $4.7 million and net income tax contingencies of approximately $1.7 million, in income from discontinued operations primarily related to income and sales tax indemnification contingency reserves. We estimated this reversal of charges based on information that we received as a result of our settlement discussions with the bankruptcy trust and KB Toys in an attempt to resolve the tax indemnification claims.

During 2006, we recorded $0.7 million in discontinued operations to reflect the reduction of insurance reserves specifically identifiable with respect to the KB Toys business.

Note 12 — Business Segment data

We manage our business based on one segment, broadline closeout retailing. During the first quarter of 2007, in connection with the completion of the internal re-alignment of certain merchandising departments and classes between our divisional merchandising managers, we determined that the following six merchandise categories most directly match our internal management and reporting of merchandise net sales results: Consumables, Home, Furniture, Hardlines, Seasonal, and Other. Effective for the first quarter of 2007, we use these six categories externally to report net sales information by each merchandise group in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Prior period amounts presented have been reclassified to conform to the current year presentation.

(In thousands)	2007	2006	2005
Consumables	$1,339,433	$1,317,095	$1,225,798
Home	783,047	842,974	785,352
Furniture	687,292	681,952	599,664
Hardlines	629,119	645,338	587,304
Seasonal	597,933	584,762	575,374
Other	619,478	670,927	656,413
Net sales	$4,656,302	$4,743,048	$4,429,905

The Consumables category includes the food, health and beauty, plastics, paper, and pet departments. The Home category includes the domestics, stationery, and home decorative departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and living room furniture. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments. Other also includes the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations.

Note 13 — Selected Quarterly Financial Data (Unaudited)

The fourth quarter of fiscal year 2006 was 14 weeks. All other quarters were 13 weeks. Summarized quarterly financial data for 2007 and 2006 was as follows:

Fiscal Year 2007	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) [(a)]					
Net sales	$1,128,399	$1,084,891	$1,030,638	$1,412,374	$4,656,302
Gross margin	446,913	421,074	411,806	560,550	1,840,343
Income from continuing operations	29,024	22,135	14,373	85,648	151,180
Income from discontinued operations	(260)	1,249	(75)	6,367	7,281
Net income	28,764	23,384	14,298	92,015	158,461
Earnings per share — basic:					
Continuing operations	0.26	0.21	0.14	0.97	1.49
Discontinued operations	—	0.01	—	0.07	0.07
	0.26	0.22	0.14	1.05	1.56
Earnings per share — diluted:					
Continuing operations	0.26	0.21	0.14	0.97	1.47
Discontinued operations	—	0.01	—	0.07	0.07
	$ 0.26	$ 0.22	$ 0.14	$ 1.04	$ 1.55

Fiscal Year 2006	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) [(a)]					
Net sales	$1,091,622	$1,056,535	$1,049,537	$1,545,354	$4,743,048
Gross margin	438,322	412,293	415,345	625,472	1,891,432
Income from continuing operations	14,504	4,704	1,819	91,591	112,618
Income (loss) from discontinued operations	(791)	(405)	(85)	12,708	11,427
Net income	13,713	4,299	1,734	104,299	124,045
Earnings per share — basic:					
Continuing operations	0.13	0.04	0.02	0.84	1.02
Discontinued operations	(0.01)	—	—	0.12	0.10
	0.12	0.04	0.02	0.96	1.12
Earnings per share — diluted:					
Continuing operations	0.13	0.04	0.02	0.83	1.01
Discontinued operations	(0.01)	—	—	0.11	0.10
	$ 0.12	$ 0.04	$ 0.02	$ 0.94	$ 1.11

(a) Earnings per share calculations for each quarter were based on the applicable weighted-average shares outstanding for each period and the sum of the earnings per share for the four quarters may not necessarily be equal to the full year earnings per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for us as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control system as of February 2, 2008. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of February 2, 2008.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

We are in the process of implementing a new point of sale register system in all of our stores. We have approximately 700 of the 1,353 stores on the new system in 2007 and we expect to complete the roll out to the remaining stores in 2008. The implementation of the new system required us to modify our internal controls over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). There were no other changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance," and "Stock Ownership" in the 2008 Proxy Statement, with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Supplemental Item. Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference with response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance," "Director Compensation," and "Executive Compensation," in the 2008 Proxy Statement, with respect to corporate Compensation Committee interlocks and insider participation, director compensation, the Compensation Committee Report, and executive compensation is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The information contained under the captions "Proposal Two: Approval of Amendment to the Big Lots 2005 Long-Term Incentive Plan – Equity Compensation Plan Information" and "Stock Ownership" in the 2008 Proxy Statement, with respect to securities authorized for issuance under equity compensation plans and security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance – Determination of Director Independence" and "Governance – Related Person Transactions" in the 2008 Proxy Statement, with respect to the review of director independence and transactions with related parties, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure – Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure – Fees Paid to Independent Registered Public Accounting Firm" in the 2008 Proxy Statement, with respect to the fees paid to Deloitte & Touche LLP and the Audit Committee's pre-approval policies and procedures, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

All other financial statements and schedules not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

BIG LOTS, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts	Deductions	End of Year
(In thousands)					
Inventory Valuation Allowance					
Fiscal year ended February 2, 2008	$ 1,552	249	—	667	$ 1,134 (a)
Fiscal year ended February 3, 2007	$ 1,173	580	—	201	$ 1,552 (a)
Fiscal year ended January 28, 2006	$ 776	672	—	275	$ 1,173 (a)
Closed Store Liabilities					
Fiscal year ended February 2, 2008	$ 5,937	66 (b)	—	3,523	$ 2,480 (c)
Fiscal year ended February 3, 2007	$ 19,962	(935) (b)	—	13,090	$ 5,937 (c)
Fiscal year ended January 28, 2006	$ —	43,600 (d)	—	23,638 (e)	$ 19,962 (f)

(a) Consists of markdowns of aged goods.

(b) Consists of reversal of charges related to contract termination costs and accretion on contract termination cost liability.

(c) Consists of remaining liability for contract termination costs.

(d) Includes charges for the write-down of property, inventory, and deferred rent; severance and benefits; and contract termination costs.

(e) Includes non-cash reductions for the write-down of property, inventory, and deferred rent, and cash payments for severance and benefits and contract termination costs.

(f) Consists of the remaining liability for severance and benefits and contract termination costs related to closed stores.

(3) **Exhibits.** Exhibits marked with an asterisk (*) are filed herewith. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.33 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001).
3.2	Code of Regulations (incorporated herein by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated August 17, 2005).
10.3	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 9, 2004).
10.4	Form of Restricted Stock Award Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated January 6, 2005).
10.5	Form of Restricted Stock Award Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated July 11, 2005).
10.6	Big Lots 2005 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 17, 2005).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated February 21, 2006).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.5 to our Form 8-K dated February 21, 2006).
10.9	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.7 to our Form 8-K dated March 9, 2007).
10.10	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.11	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10(d) to our Form 10-Q for the quarter ended August 3, 2002).
10.12	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated September 9, 2004).
10.13	Big Lots 2006 Bonus Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 25, 2006).

Exhibit No.	Document
10.14	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005).
10.15	Big Lots Supplemental Savings Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2007).
10.16	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to our Form 10-K for the year ended January 29, 2005).
10.17	Big Lots Supplemental Defined Benefit Pension Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2007).
10.18	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004).
10.19	Big Lots, Inc. Non-Employee Director Compensation Package, effective August 15, 2006 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 15, 2006).
10.20	Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated June 6, 2005).
10.21	First Amendment to Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated February 21, 2006).
10.22	Second Amendment to Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated March 9, 2007).
10.23	Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10 to our Form 10-Q for the quarter ended November 1, 2003).
10.24	Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10(s) to our Form 10-K for the year ended January 31, 2004).
10.25	Employment Agreement with Donald A. Mierzwa (incorporated herein by reference to Exhibit 10(r) to our Form 10-K for the year ended January 31, 2004).
10.26	Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended April 30, 2005).
10.27	Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended April 30, 2005).
10.28	Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 29, 2005).
10.29	Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for quarter ended April 29, 2006).
10.30*	Employment Agreement with Robert S. Segal.
10.31	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10(r) to our Form 10-K for the year ended January 30, 1999).
10.32	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10(s) to our Form 10-K for the year ended January 30, 1999).
10.33	Form of Retention Package Memorandum (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated January 6, 2005).
10.34	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated October 29, 2004).
10.35	First Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 25, 2005).

Exhibit No.	Document
10.36	Second Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.36 to our Form 10-K for the year ended February 3, 2007).
10.37	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004).
10.38	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Sheldon M. Berman, David T. Kollat, Brenda J. Lauderback, Philip E. Mallott, Jeffrey P. Berger, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 1st day of April 2008.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 1st day of April 2008.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Sheldon M. Berman*
Sheldon M. Berman
Director

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ David T. Kollat*
David T. Kollat
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 5th day of March 2008, and filed herewith.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Stores, Inc.	OH
C.S. Ross Company	OH
BLSI Property, LLC	DE
Big Lots Capital, Inc.	OH
Durant DC, LLC	DE
CSC Distribution, Inc.	AL
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
Midwestern Home Products, Inc.	DE
Midwestern Home Products Company, Ltd.	OH
Tool and Supply Company of New England, Inc.	DE
Sonoran LLC	DE
Sahara LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
SS Investments Corporation	DE
Mac Frugal's Bargains * Close-outs Inc.	DE
PNS Stores, Inc.	CA
West Coast Liquidators, Inc.	CA
Capital Retail Systems, Inc.	OH
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of Oklahoma, Inc.	OK
Fashion Bonanza, Inc.	NY
Rogers Fashion Industries, Inc.	NY

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated April 1, 2008, relating to the financial statements and financial statement schedule of Big Lots, Inc. and subsidiaries (the "Company") (which expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109*, effective February 4, 2007, SFAS No. 123(R) (Revised 2004), *Share-Based Payment*, effective January 29, 2006, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to SFAS Nos. 87, 88, 106, and 132(R)*, effective February 3, 2007), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended February 2, 2008.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;

2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;

3) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

4) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan; and

5) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 1, 2008

EXHIBIT 24

POWER OF ATTORNEY

Each director of Big Lots, Inc. (the "Company") whose signature appears below hereby appoints Charles W. Haubiel II as the undersigned's attorney to sign, in the undersigned's name and behalf and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended February 2, 2008, and likewise to sign and file with the Commission any and all amendments to the Form 10-K, and the Company hereby also appoints Steven S. Fishman as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto granting to such attorneys-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorneys-in-fact or their substitutes may do by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument to be effective as of the 5th day of March 2008.

Signature	Title
/s/ Sheldon M. Berman Sheldon M. Berman	Director
/s/ David T. Kollat David T. Kollat	Director
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director
/s/ Philip E. Mallott Philip E. Mallott	Director
/s/ Jeffrey P. Berger Jeffrey P. Berger	Director
/s/ Russell Solt Russell Solt	Director
/s/ James R. Tener James R. Tener	Director
/s/ Dennis B. Tishkoff Dennis B. Tishkoff	Director

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 1, 2008

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 1, 2008

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 2, 2008, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 1, 2008

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 2, 2008, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 1, 2008

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Notice of Annual Meeting of Shareholders, Proxy Statement, Annual Report to Shareholders and Form of Proxy are available at www.proxyvote.com.


BIG
LOTS!

BIG LOTS, INC.

Proxy Solicited on Behalf of the Board of Directors
for the May 29, 2008 Annual Meeting of Shareholders

The undersigned hereby appoints Steven S. Fishman, Joe R. Cooper and Charles W. Haubiel II, and each of them, with full power of substitution, as proxies for the undersigned to attend the Annual Meeting of Shareholders of Big Lots, Inc. ("Big Lots"), to be held at 300 Phillipi Road, Columbus, Ohio, at 9:00 a.m. EDT on May 29, 2008, and at any postponement or adjournment thereof, and to vote and act with respect to all common shares of Big Lots which the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as indicated on the reverse side of this proxy card.

This proxy, when properly executed, will be voted in the manner you specify. If you do not specify a choice as to Proposal One, the above-named proxies will vote the common shares FOR each of the nominees named on the reverse side of this proxy card. If any nominee named for election as a director is unable to serve or for good cause will not serve, this proxy will be voted by the above-named proxies for such substitute nominee(s) as Big Lots' Board of Directors may recommend. If you do not specify a choice as to Proposal Two or Proposal Three (excluding broker non-votes), the above-named proxies will vote the common shares FOR the approval of amendments to the Big Lots 2005 Long-Term Incentive Plan and FOR the ratification of the appointment of Deloitte & Touche LLP as Big Lots' independent registered public accounting firm for the 2008 fiscal year. The above-named proxies will vote the common shares in accordance with the recommendations of Big Lots' Board of Directors on such other business as may properly come before the Annual Meeting of Shareholders.

BIG LOTS!

ATTN: GENERAL COUNSEL
300 PHILLIPI ROAD
COLUMBUS, OH 43228

BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on May 28, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Big Lots, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, annual reports and Notices of Internet Availability electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Big Lots, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

123,456,789,012.00000

0000 0000 0000

PAGE 2 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒ BIGLO1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

BIG LOTS, INC.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. **ELECTION OF DIRECTORS.** The Board of Directors recommends a vote FOR the nominees named below.	☐	☐	☐	______________

01) Jeffrey P. Berger
02) Sheldon M. Berman
03) Steven S. Fishman
04) David T. Kollat
05) Brenda J. Lauderback
06) Philip E. Mallott
07) Russell Solt
08) James R. Tener
09) Dennis B. Tishkoff

Vote On Proposals

	For	Against	Abstain
2. **APPROVAL OF AMENDMENTS TO THE BIG LOTS 2005 LONG-TERM INCENTIVE PLAN** - The Board of Directors recommends a vote FOR the approval of amendments to the Big Lots 2005 Long-Term Incentive Plan.	☐	☐	☐
3. **RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008.** The Board of Directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as Big Lots' independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐

The undersigned hereby expressly revokes any and all proxies heretofore given or executed by him/her with respect to the common shares of Big Lots represented by this proxy card.

Please date and sign as your name or names appear(s) hereon. If the common shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, a duly authorized officer shall sign on behalf of the corporation.

BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

Signature [PLEASE SIGN WITHIN BOX] Date

P61810

Signature (Joint Owners) Date

123,456,789,012
089302103
28

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 29, 2008, at our corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote as soon as possible. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.

CEO/CFO Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Company Information


BIG
LOTS!

Transfer Agent & Registrar
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
(888) 622-6757
shareholder.inquiries@nationalcity.com

Investment Inquiries
Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622
Investor_Relations@biglots.com

Independent Auditors
Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE Trading Symbol


BIG
LISTED
NYSE

Telephone
(614) 278-6800

Web Site
www.biglots.com

Email
talk2us@biglots.com

END

visit us at www.biglots.com